2011 Annual Report



NorthStar
REALTY FINANCE



> "We expect 2012 will offer a compelling investment environment for commercial real estate finance companies with established origination and asset management platforms and available capital for investment. We believe we are well positioned to capitalize on future opportunities and continue to enhance long-term value for our shareholders."

Dear Fellow Shareholders,

2011 was a transformational year for NorthStar. We continued to expand our broad commercial real estate platform, steadily increase our cash flow and earnings through new investments, and grow our asset management business. At the same time, we maintained our disciplined investment approach and further strengthened our balance sheet, which currently has available liquidity far in excess of any near-term corporate debt maturities. As a result of our strong progress, we were able to comfortably increase our common stock dividend during both the third and fourth quarters of 2011, representing a combined 35% increase from the second quarter of 2011.

During 2011, we were pleased to return to the capital markets with two corporate capital raises, including an offering of exchangeable notes and of common stock, generating aggregate net proceeds of $232 million.

During the year, we made over $800 million of new investments, including over $300 million of loan originations for us and our sponsored, non-traded REIT, NorthStar Real Estate Income Trust, Inc. ("NSREIT"). Furthermore, during the fourth quarter of 2011, we closed on two separate $100 million credit facilities; one for financing loan originations and another for financing AAA-rated CMBS investments.

We also focused on capturing relative value through opportunistic investments such as repurchasing our CDO bonds at significant discounts to par. As of December 31, 2011, we owned $376 million of our original investment grade CDO bonds at a $258 million discount to par, which represents potential imbedded value that we expect to realize in future periods. In addition, we leveraged our platform to acquire the equity, collateral management rights and certain bonds of a $240 million CDO from a third-party manager. Going forward, we will continue to seek similar types of investment opportunities to capitalize on, as well as opportunities in our own diverse $7 billion commercial real estate portfolio.

In addition to the progress made in our main business lines, we continued to diversify our sources of capital through the expansion of our asset management business, which we expect to generate long-term fee income to NorthStar. Last year, we made significant progress in building out our non-traded REIT business including our broker-dealer, NorthStar Realty Securities, LLC. Our sponsored commercial real estate debt-oriented vehicle, NSREIT, raised $156 million of capital in 2011. Our strong capital raising pace further solidifies our position as a key player in the non-traded REIT sector. We are beginning to realize the benefits of being one of the few fixed income vehicles in a sector focused on current income and capital preservation. Recently, NSREIT entered into a new $100 million credit facility to finance loan originations, which we expect will further accelerate our investment pace and enhance our business plan at NSREIT. Given our advancement in this area, we expect the capital raising pace to continue building momentum in 2012. In addition, we are excited about the potential to leverage our infrastructure to seek opportunities to launch additional products in this space, such as a healthcare-oriented vehicle currently in the registration process.

Overall, 2011 was a strong year for NorthStar. Despite limited economic growth, commercial real estate fundamentals improved and investor interest returned over the last year. Our scalable and sophisticated investment platform enabled us to capitalize on this trend and we expanded our business even in a challenging economic environment. We expect 2012 will offer a compelling investment environment for commercial real estate finance companies with established origination and asset management platforms, and available capital for investment. We are committed to remaining focused on our long-term business objectives and, with our broad commercial real estate platform, investment expertise and solid balance sheet, we believe we are well positioned to capitalize on future opportunities and continue to enhance long-term value for our shareholders.

As always, we thank you for your continued support and confidence in NorthStar.

Sincerely,

David T. Hamamoto
Chairman & Chief Executive Officer
NorthStar Realty Finance Cor

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Table of Contents

OTHER FINANCIAL INFORMATION

Information included herein was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2012 (the "2011 Form 10-K"). Certain portions of the 2011 Form 10-K were not reprinted for inclusion in this Annual Report to stockholders in accordance with SEC regulations. The 2011 Form 10-K may be viewed in its entirety on our website at *www.nrfc.com*.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue," "future" or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to the operating performance of our investments, our financing needs, the effects of our current strategies, loan and securities activities, our ability to manage our collateralized debt obligations, or CDOs, and our ability to raise capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward looking statements. These factors include, but are not limited to:

- adverse economic conditions and the impact on the commercial real estate finance industry;
- access to debt and equity capital and our liquidity;
- our use of leverage;
- our ability to meet various coverage tests with respect to our CDOs;
- our ability to obtain mortgage financing on our net lease properties;
- the affect of economic conditions on the valuations of our investments;
- the impact of economic conditions on the borrowers of the commercial real estate debt we originate and the commercial mortgage loans underlying the commercial mortgage backed securities in which we invest;
- any failure in our due diligence to identify all relevant facts in our underwriting process or otherwise;
- credit rating downgrades;
- tenant or borrower defaults or bankruptcy;
- illiquidity of properties in our portfolio;
- environmental compliance costs and liabilities;
- effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;
- competition for investment opportunities;
- regulatory requirements with respect to our business and the related cost of compliance;
- the impact of any conflicts arising from our asset management business;
- the ability to raise capital for the non-listed real estate investment trusts, or REITs, we sponsor;

- changes in laws or regulations governing various aspects of our business;
- the loss of our exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended;
- competition for qualified personnel and our ability to retain key personnel;
- the effectiveness of our risk management systems;
- failure to maintain effective internal controls;
- compliance with the rules governing REITs; and
- the factors described in Item 1A. of our 2011 Form 10-K under the heading "Risk Factors."

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Annual Report are based upon information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in "Risk Factors" in our 2011 Form 10-K beginning on page 18. The factors set forth in the Risk Factors section could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

BUSINESS

References to "we," "us" or "our" refer to NorthStar Realty Finance Corp. and its subsidiaries unless context specifically requires otherwise.

Overview

We are an internally managed real estate finance company formed in October 2003 that originates, acquires and manages portfolios of commercial real estate debt, commercial real estate securities and net lease properties. In addition, we engage in asset management and other activities related to real estate and real estate finance.

Our primary business objectives are to make real estate-related investments in order to produce attractive risk-adjusted returns, generate stable cash flows for distribution to our stockholders and build long-term franchise value. We believe that the combination of our commercial real estate, or CRE, credit underwriting and capital markets expertise provides us with a competitive advantage in the marketplace. Our businesses are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and application of similar asset management skills to maximize value and to protect capital.

We use asset-level financing as part of our strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. Our CRE debt and securities portfolios are predominantly financed through long-term, non-recourse collateralized debt obligations, or CDOs, while our net lease properties are predominantly financed with non-recourse mortgage notes.

We seek to meet our objectives by actively managing portfolio credit to preserve capital, generating and recycling liquidity from existing assets and prudently accessing new debt and equity capital for our businesses. We also explore other opportunistic investments such as repurchasing our own CDO bonds at a discount to par.

The capital and equity markets have been negatively impacted by the liquidity and credit crisis which began with the collapse of the residential real estate sector in 2007. Despite some improvement in 2011, the U.S. economy is continuing to experience high unemployment and slow growth compared to historical periods. Additionally, disruptions in the global economy, whether as a result of the Euro-zone debt crisis or otherwise, may also have a negative impact on the CRE market domestically. We expect the commercial real estate finance markets to continue to be challenged in 2012. However, despite the difficult U.S. and global economic conditions, investor interest has been returning to commercial real estate especially in urban areas having high concentrations of institutional quality real estate, and especially in certain asset types such as apartments. In response to these conditions, beginning in 2007, most of our new investment activities were funded using proceeds from repayments and sales of investments within our portfolio. When liquidity became available in the first half of 2011, we raised $232 million including $69 million net proceeds of equity capital and $163 million of exchangeable senior notes due March 2016. Then, in the fourth quarter 2011, we, through two wholly-owned subsidiaries, entered into two new $100 million term credit facilities to finance loan originations and make investments in commercial mortgage backed securities, or CMBS, respectively.

We are also focused on building our asset management business by raising and managing capital on a fee basis from alternate sources, such as the non-listed real estate investment trust sector, which we refer to as our Sponsored REITs. Currently, we are raising capital for NorthStar Real Estate Income Trust, Inc., or NSREIT, our CRE debt-oriented Sponsored REIT. In addition, we have a healthcare debt and equity investment focused product in registration, NorthStar Senior Care Trust, Inc., or Senior Care. During 2011, our capital raising efforts in NSREIT picked up significant momentum and we believe that our unique investment strategy and expertise are the principal drivers of that momentum. If we can successfully raise capital for our Sponsored REITs, we believe that we could generate substantial incremental cash flows to our stockholders without any significant capital at risk. We also believe our strategy of raising and managing capital on a fee basis in the non-listed REIT sector makes us less reliant on the traditional public equity markets to grow our business.

Our stock is traded on the New York Stock Exchange under the symbol "NRF." We conduct our operations so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

Our Investments

The following describes the major CRE asset classes in which we invest and continue to actively manage to maximize stockholder value and to preserve our capital. For financial information regarding our reportable segments, refer to Note 17, Segment Reporting, in our accompanying Consolidated Financial Statements for the year ended December 31, 2011 included in "Consolidated Financial Statements."

The following table represents our assets under management as of December 31, 2011 based on principal amount of CRE debt and security investments and the cost basis of net lease properties (amounts in thousands):

	Amount	Percentage
CRE Debt		
First mortgage loans	$1,552,066	22.1%
Mezzanine loans	426,709	6.1%
Credit tenant and term loans	216,868	3.1%
Subordinate mortgage interests	159,289	2.3%
Other(1)	298,693	4.3%
Total CRE debt	2,653,625	37.9%
CRE Securities		
CMBS	2,767,828	39.5%
Third-party CDO notes	269,081	3.8%
Other securities	197,236	2.8%
Total CRE securities	3,234,145	46.1%
Net Lease		
Core net lease	404,427	5.8%
Healthcare net lease	552,415	7.9%
Total net lease	956,842	13.7%
Subtotal NorthStar	6,844,612	97.7%
Sponsored REITs		
NSREIT(2)	169,365	2.3%
Grand total	$7,013,977	100.0%

(1) Primarily relates to real estate owned (either directly or through a joint venture) as a result of foreclosure, presented at the principal amount of such loan at time of foreclosure.

(2) Based on consolidated total assets.

Commercial Real Estate Debt

Overview

Our CRE debt business is focused on originating, structuring, acquiring and managing senior and subordinate debt investments secured primarily by commercial and multifamily properties, including first mortgage loans, subordinate mortgage interests, mezzanine loans, credit tenant loans and other loans, including preferred equity interests in borrowers who own such properties. The collateral underlying our CRE debt investments consists primarily of income-producing real estate assets, properties that require some capital investment to increase cash flows or assets undergoing repositionings or conversions. We generally hold these instruments for investment, however, from time-to-time, we may syndicate or sell portions of loans to maximize risk adjusted returns, manage credit exposure and generate liquidity.

We emphasize direct origination of our debt investments as this allows us a greater degree of control over how they are underwritten and structured and it provides us the opportunity to syndicate senior or subordinate interests in the loan, if desired. Further, it allows us to maintain a more direct relationship with our borrowers which helps us maintain a robust pipeline, provides an opportunity for us to earn origination and other fees and offers us an important advantage when considering any potential future modifications or restructurings. We directly underwrote and originated approximately 77% of our current CRE debt investments (excluding our CRE debt investments in the CSE RE 2006-A CDO, or CSE CDO, and CapLease 2005-1 CDO, or CapLease CDO).

We believe that the continued limited availability of debt capital for commercial real estate along with the challenging U.S. and global economic conditions present opportunities for us to obtain attractive terms for both new directly-originated loans and from pre-existing loans acquired from third-party originators, who may be motivated to sell due to liquidity needs or who are exiting the business.

We believe we have built a franchise with a reputation for providing capital to high-quality real estate owners who want a responsive and flexible balance sheet lender. Given that we are a lender who does not generally seek to sell or syndicate the full amount of the loans we originate, we are able to maintain flexibility in how we structure loans to meet the needs of our borrowers. Typical CMBS and other capital markets driven lenders generally could not provide these types of loans due to constraints within their funding structures and because of their requirement to sell the entire loan to third parties and relinquish all control. Our centralized investment organization has enabled senior management to review potential new loans early in the origination process which, unlike many large institutional lenders with several levels of approval required to commit to a loan, allows us to respond quickly and provide a high degree of certainty to our borrowers that we would close a loan on terms substantially similar to those initially proposed. We believe that this level of service has enhanced our reputation in the marketplace. In addition, we believe the early and active role of senior management in our investment and risk management process has been key to maximizing recoveries of invested capital from our investments and our ability to be responsive to changing market conditions.

Underwriting Process

We use a rigorous investment and underwriting process that has been developed and utilized by our senior management team leveraging their extensive commercial real estate expertise over many years and focuses on the following factors designed to ensure each investment is being evaluated appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of the underlying real estate collateral, including tenant rosters, lease terms, zoning, operating costs and the asset's overall competitive position in its market; (iii) real estate market factors that may influence the economic performance of the collateral including leasing conditions; (iv) the operating expertise and financial strength of the sponsor or borrower; (v) the cash flow in place and projected to be in place over the term of the loan; (vi) the appropriateness of estimated costs associated with rehabilitation; (vii) a valuation of the property, our investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the underlying asset; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders' rights; and (xi) the tax and accounting impact.

Our Portfolio

As of December 31, 2011, $2.7 billion, or 37.9%, of our assets under management were invested in CRE debt, which includes $299 million principal amount of loans related to certain investments accounted for as joint ventures and real estate owned. Our CRE debt portfolio, excluding amounts related to joint ventures and real estate owned, was comprised of the following (amounts in thousands):

					Weighted Average		
Asset Type:	**Number**	**Principal Amount**	**Carrying Value(1)**	**Allocation by Investment Type(2)**	**Fixed Rate**	**Spread Over**	**Spread Over Prime**
First mortgage loans	75	$1,552,066	$1,094,957	65.9%	4.77%	2.72%	3.30%
Mezzanine loans	17	426,709	334,317	18.1%	6.43%	2.21%	—
Subordinate mortgage interests	9	159,289	96,565	6.8%	6.40%	3.51%	—
Credit tenant loans	55	147,426	140,342	6.3%	6.49%	—	—
Term loans	6	69,442	44,401	2.9%	7.75%	3.50%	—
Total/Weighted average	162	$2,354,932	$1,710,582	100.0%	6.21%	2.70%	3.30%

(1) $1.6 billion in carrying value served as collateral for our consolidated CDO financing transactions and the remainder is unleveraged.

(2) Based on principal amount.

As of December 31, 2011, our $2.4 billion CRE debt portfolio consisted of 162 investments with an average investment size of $14 million.

The portfolio's diversity across property type and geographic location is summarized as follows, based on outstanding principal amount:

Loan Portfolio by Property Type



Office, 25.5%
Hotel, 17.6%
Multifamily, 17.1%
Other, 3.9%
Industrial, 2.8%
Condo, 3.3%
Healthcare, 2.3%
Timeshare, 6.5%
Land, 9.7%
Retail, 11.3%

Loan Portfolio by Geographic Location



Northeast, 23.3%
Southeast, 22.0%
Mid-Atlantic, 4.6%
Other, 7.2%
Midwest, 9.5%
West, 20.2%
Southwest, 13.2%

Commercial Real Estate Securities

Overview

Our CRE securities business is focused on investing in and managing a wide range of CRE securities, including CMBS, unsecured REIT debt and CDO notes backed primarily by CRE securities and debt. Substantially all of our securities have explicit credit ratings assigned by at least one of the major rating agencies (Moody's Investors Services, Standard & Poor's, Fitch Ratings, Morningstar, DBRS and Kroll, generally referred to as rating agencies) and were typically originally rated investment grade.

We seek to mitigate credit risk through fundamental CRE credit analysis, subordination and diversification. CMBS investments financed with our credit facility are AAA-rated while most of our other CMBS investments are generally junior in right of payment of interest and principal to one or more senior classes but benefit from the support of one or more subordinate classes of securities or other forms of credit support within a securitization transaction. Further, to the extent we become controlling classholder in the future for a CMBS investment, we may appoint ourselves special servicer which would enable us more control over restructurings and fees. The senior unsecured REIT debt we invest in carry similar credit ratings and reflect comparable credit risk. While the expected yield on our securities is sensitive to the performance of the underlying assets, the more subordinated securities, in the case of CMBS, and the REIT issuer's underlying equity, in the case of REIT debt, are designed to bear the first risk of default and loss. In addition to diversification by issuer and security within our CRE securities portfolio, the underlying real estate portfolio represented by each such security are further diversified by number of properties, property type, geographic location and tenant composition.

A summary of the various types of CRE securities we invest in is as follows.

CMBS: CMBS are commercial mortgages pooled in a trust and are principally secured by real property or interests therein having a multifamily or commercial use and located in the United States. Underlying property types include regional malls, neighborhood shopping centers, office buildings, industrial or warehouse properties, hotels, multifamily, self-storage and healthcare facilities.

Unsecured REIT Debt: Substantially all of our unsecured REIT debt consists of non-amortizing senior unsecured notes issued by equity REITs. REITs own a variety of property types with a large number of companies focused on the office, retail, multifamily, industrial, healthcare and hotel sectors. Unsecured REIT debt typically incorporates protective financial covenants and has credit ratings issued by one or more rating agencies. We may also invest in junior unsecured debt or preferred equity of REITs.

CDO Notes: CDO notes are typically collateralized by a combination of CMBS and unsecured REIT debt and may also include CRE first mortgage loans, subordinate mortgage interests and other asset-backed securities as part of their underlying collateral. These assets are held within a special-purpose vehicle that issues rated securities and equity in private securities offerings.

Underwriting Process

Our underwriting process for CRE securities is focused on evaluating both the real estate risk of the underlying assets and the structural protections available to the particular class of securities in which we are investing. We believe that even when a security such as CMBS or REIT debt is backed by a diverse pool of properties, risk cannot be evaluated purely by statistical or quantitative means but must include a fundamental real estate analysis as well. Properties backing loans with identical debt service coverage ratios or loan-to-value ratios can have very different risk characteristics depending on their age, location, lease structure, physical condition and other factors. Our underwriting process seeks to identify those factors that may lead to an increase or decrease in credit quality over time.

When evaluating a CMBS backed by a large number of loans, we combine real estate analysis on individual loans with stress testing of the portfolio under various sets of default and loss assumptions. Unsecured REIT debt is generally evaluated based on the quality, type and location of the property portfolio, the capital structure, debt covenants, financial ratios of the company and management's track record, operating expertise and strategy. Our investment decisions are based on the REIT's ability to withstand financial stress, as well as more subjective criteria related to the quality of management and of the property portfolio. We use a consistent methodology to evaluate the underlying collateral in a CDO note investment.

Our Portfolio

As of December 31, 2011, $3.2 billion, or 46.1%, of our assets under management were invested in a portfolio of CRE securities. Our CRE securities portfolio consisted of 693 investments with an average investment size of $5 million. As of December 31, 2011, we held the following CRE security investments (amounts in thousands):

Asset Type:	Number	Principal Amount	Amortized Cost	Fair Value(1)	Allocation by Type(2)	Weighted Average Coupon
CMBS	618	$2,767,828	$1,964,843	$1,272,736	85.6%	4.42%
Third-party CDO notes	44	269,081	210,080	63,567	8.3%	0.86%
Unsecured REIT debt	22	94,236	88,870	94,298	2.9%	5.99%
Trust preferred securities	5	40,000	35,105	19,145	1.2%	2.47%
Agency debentures	4	63,000	16,659	23,559	2.0%	NA
Total	693	$3,234,145	$2,315,557	$1,473,305	100.0%	4.06%

(1) $1,358 million in fair value served as collateral for our consolidated CDO financing transactions and $73 million served as collateral for our credit facility as of December 31, 2011. The remainder is either financed under other borrowing facilities or unleveraged.

(2) Based on principal amount.

CMBS represents $2.8 billion, or 85.6%, of our CRE securities portfolio. The CMBS portfolio had an average credit rating of B-/B3.

The following charts display our CRE securities by type and CMBS by vintage, based on outstanding principal amount:

Securities by Type


Third-party CDO notes, 8.3%
Unsecured REIT debt, 2.9%
CMBS, 85.6%
Agency debentures, 2.0%
Trust preferred securities, 1.2%

CMBS by Vintage


1997-2000, 6.9%
2008-2011, 10.0%
2001-2003, 9.3%
2007, 18.2%
2004, 11.0%
2005, 16.9%
2006, 27.7%

Net Lease Properties

Overview

Our net lease property strategy involves investing primarily in office, industrial, retail and healthcare-related properties across the United States that are net leased to corporate tenants and healthcare operators. Net lease properties are typically leased to a single tenant who agrees to pay basic rent, plus all taxes, insurance, capital and operating expenses arising from the use of the leased property generally leaving us, as owner, with minimal ongoing operational or expense obligations. We may also invest in properties that are leased to tenants for which we are responsible for some of the operating expenses and capital costs. At the end of the lease term, the tenant typically has a right to renew the lease at market rates or to vacate the property with no further ongoing obligation. Accordingly, we target properties that are located in primary or secondary markets with strong demand fundamentals and that have a property design and location that make them suitable and attractive for alternative tenants.

Underwriting Process

Our core net lease property investments are underwritten utilizing our skills in evaluating real estate market and property fundamentals, real estate residual values and tenant credit. At inception and throughout the life of our ownership, we conduct detailed tenant credit analyses to assess, among other things, the potential for credit deterioration and lease default risk. This analysis is also used to measure the adequacy of landlord protection mechanisms incorporated into the underlying lease. Our process includes sub-market and property-level due diligence in order to understand downside investment risks, including quantifying the costs associated with tenant defaults and re-leasing scenarios. We typically perform physical inspections of the properties, review the environmental reports, evaluate title and undertake other due diligence procedures. We also evaluate stress scenarios to understand refinancing risk.

Our healthcare net lease property investments are underwritten utilizing a comprehensive analysis of the profitability of a targeted business or facility, its cash flow, occupancy, patient and payer mix (public versus private), financial trends in revenues and expenses, barriers to competition, the need in the market for the type of healthcare services provided by the business or the facility, the strength of the location and the underlying value of the business or the facility, as well as the financial strength and experience of the operator of the business or the facility.

Our Portfolio

As of December 31, 2011, we held the following net lease investments (amounts in thousands):

Type of Property	Number	Cost Basis(1)(2)	% of Cost	Rental Cash Flow(3)
Core net lease(4)				
Office	12	$310,620	76.8%	$23,388
Retail	11	67,794	16.8%	6,212
Industrial	1	26,013	6.4%	868
Subtotal	24	404,427	100.0%	30,468
Healthcare net lease				
Assisted living facilities (ALF)	42	305,522	55.3%	21,325
Skilled nursing facilities (SNF)	31	179,680	32.5%	17,393
Life science buildings (LSB)	3	45,475	8.2%	3,708
Independent living facilities (ILF)	5	16,955	3.1%	3,164
Medical office building (MOB)	1	4,783	0.9%	192
Subtotal	82	552,415	100.0%	45,782
Total	106	$956,842		$76,250

(1) Represents our cost basis, including net purchase price allocations of $42 million related to intangible assets.

(2) Excludes certain real estate owned of $320 million as the result of foreclosure, of which the principal amount of such loans at the time of foreclosure was $119 million.

(3) Represents contractual base rent, excluding the effects of straight-line rent annualized based on fourth quarter 2011 amounts.

(4) Includes a $28 million property owned through a joint venture investment.

Core Net Lease Properties

As of December 31, 2011, $404 million, or 5.8%, of our total assets under management were invested in our core net lease properties, consisting of a portfolio of office, retail and industrial facilities totaling 3.2 million square feet. As of December 31, 2011, our core net lease properties had a weighted average remaining lease term of 6.4 years and were 94% leased. The following summarizes our core net lease portfolio's diversity across property type and geographic location as of December 31, 2011, based on purchase price, or cost.

Core Net Lease by Property Type



Office, 76.8%
Retail, 16.8%
Industrial, 6.4%

Core Net Lease by Geographic Location



West, 34.7%
Midwest, 25.5%
Southeast, 8.4%
Mid-Atlantic, 19.4%
Northeast, 12.0%

Healthcare Net Lease Properties

As of December 31, 2011, $552 million, or 7.9%, of our assets under management were invested in our healthcare net lease properties, with a focus on the senior housing sector which includes assisted living, skilled nursing and independent living facilities. Our portfolio was comprised of 42 assisted living facilities (ALF), 31 skilled nursing facilities (SNF), three life science buildings (LSB), five independent living facilities (ILF) and one medical office building (MOB). As of December 31, 2011, 100% of our net lease healthcare portfolio was leased to third-party operators with weighted average lease coverage of 1.4x and a 7.7 year weighted average remaining lease term. The following summarizes our healthcare portfolio by property type and geographic location as of December 31, 2011, based on purchase price.

Healthcare Net Lease by Property Type



SNF, 32.5%
ALF, 55.4%
ILF, 3.1%
LSB, 8.2%
MOB, 0.8%

Healthcare Net Lease by Geographic Location



Midwest, 61.4%
Southeast, 10.4%
West, 10.3%
Northwest, 10.0%
Southwest, 7.9%

Asset Management and Other

Our asset management and other activities are focused on:

- Managing CDO financing transactions on a fee basis.

  We manage eleven CDOs representing $6.1 billion of assets based on principal amount, nine of which were sponsored by us, or the N-Star CDOs. In addition, we have acquired the equity interests of two CDOs that have been integrated into our platform, the CSE CDO and the CapLease CDO, which we herein collectively refer to as our acquired CDOs. In the case of the CSE CDO, we were delegated the collateral management and special servicing rights and for the

CapLease CDO, we acquired the collateral management rights. Five of the CDOs are primarily collateralized by CRE debt and six are primarily collateralized by CRE securities.

We consolidate these CDO financing transactions under accounting principles generally accepted in the United States, or U.S. GAAP. As a result, the collateral management fees we earn and receive in cash are eliminated in the consolidated statements of operations.

- Sponsoring and advising on a fee basis, our Sponsored REITs.

  In connection with our current Sponsored REIT, we manage the day-to-day affairs including identifying, originating, acquiring and managing investments on its behalf, and we earn advisory and other fees for these services, which vary based on the amount of assets under management, investment activity and investment performance.

  In addition, NorthStar Realty Securities, LLC (formerly known as NRF Capital Markets, LLC), or NorthStar Realty Securities, our wholly-owned broker-dealer subsidiary, distributes equity for our Sponsored REITs. NorthStar Realty Securities is currently raising equity capital for NSREIT and we expect that NorthStar Realty Securities will assist us in the future in accessing diverse sources of capital for other companies that may be sponsored and managed by us.

- Acting as special servicer for our owned (and potentially third-party owned) CMBS.

  We are a rated special servicer by Standard & Poor's and Fitch Ratings and have been approved by Moody's Investor Services in connection with a recent transaction. We currently own over 600 CMBS investments. To the extent we become the controlling classholder in the future for our CMBS investments, we may appoint ourselves special servicer, which would, among other things, provide us more control over restructurings and special servicing fees.

Other Opportunistic Investments

We also pursue other opportunistic investments that we expect will generate attractive risk-adjusted returns, such as repurchasing our CDO bonds at a significant discount to principal amount. These CDO bonds typically have significant credit support and, when we repurchase a CDO bond, we generally expect the CDO bonds will be repaid at par.

As of December 31, 2011, we owned $555 million principal amount of our CDO bonds unleveraged, of which $376 million were repurchased with a weighted average original rating of AA/Aa3 and an average price of 31%. Because our CDO financing transactions are consolidated under U.S. GAAP, these CDO bonds are not presented as an investment but rather are eliminated in our consolidated financial statements. We will generate cash flows in future periods through the interest payable on these bonds, as well as realizing (in cash) the discount when the bonds repay. This realization of the discount will not be reported as a gain under U.S. GAAP.

Financing Strategy

We seek to access a wide range of secured and unsecured debt and public and private equity capital sources to fund our investment activities and asset growth. Since our IPO in 2004, we have completed preferred and common equity offerings raising approximately $1.0 billion of aggregate net proceeds. We have also raised $286 million of long-term, subordinated debt capital that is equity-like in nature due to its 30-year term (at the time of issuance) and relatively few covenants. In addition, we have raised $425 million of unsecured exchangeable senior notes, of which $229 million is outstanding as of December 31, 2011.

We use asset-level financing as part of our strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. We seek access to diverse sources of short and long-term financing to enable us to prudently leverage our assets and deliver attractive risk-adjusted returns to our stockholders.

Our CRE debt and security portfolios are predominantly financed through long-term, non-recourse CDOs. We currently use secured term credit facilities provided by major financial institutions to fund new investments until permanent financing is available. However, we believe the terms of these facilities are flexible enough to provide sufficient term financing to match the underlying assets to the extent the securitization market remains inaccessible.

In our N-Star CDOs, rated CDO bonds are issued and backed by pools of collateral originated or acquired by us. The CDO bonds are non-recourse and the collateral is used to service the interest payments on the rated CDO bonds. After a reinvestment period, which is typically five years, principal from collateral payoffs is used to amortize the CDO bonds, so there is no maturity risk. We typically have sold all of the investment-grade rated CDO bonds and retained the non-investment grade subordinate classes and equity notes which we refer to as our retained equity interest in the CDO. CDO financings provided low-cost borrowing because the majority of the liabilities we issued were the most senior bond classes which were rated "AAA/Aaa" by the rating agencies, and therefore had the lowest cost of funds.

Our net lease properties are typically financed with non-recourse mortgages. We seek to match the term of the financing with the remaining lease term of the properties.

Given the nature of our financing arrangements, we expect to maintain our borrowings at or near our current levels for our existing investments. Borrowing levels may change for new investments depending upon the nature of the assets and the related financing. Our financing strategy for current or future investments is dependent on our ability to obtain the match-funded borrowings at rates that provide a positive net funding spread. Match-funded borrowing was difficult to obtain during the credit crisis. During that time, we focused on using our existing CDO structures to fund future investment activity when repayment or sale proceeds became available within the CDOs or we acquired investments that generated attractive returns without leverage.

We actively seek financing for our businesses of originating loans and acquiring CRE securities. As a result, in the fourth quarter of 2011, we, through two wholly-owned subsidiaries, entered into two new credit facilities with Wells Fargo Bank N.A., or Wells Fargo, a $100 million credit facility to finance the origination of CRE loans and a $100 million credit facility to finance the acquisition of AAA-rated CMBS.

Hedging Strategy

We use derivative instruments primarily to manage interest rate risk exposure. These derivatives are typically in the form of interest rate swap agreements and the primary objective is to manage the interest rate risks associated with our investing and financing activities. The counterparties to these arrangements are major financial institutions with which we may also have other financial relationships.

Creating an effective strategy for dealing with interest rate movements is complex and no strategy can completely insulate us from risks associated with such fluctuations. There can be no assurance that our hedging activities will have the intended impact on our results. A more detailed discussion of our hedging policy is provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risk Management

We use many methods to actively manage our asset base to preserve our income and capital. For CRE debt and net lease assets, frequent dialogue with borrowers/tenants and inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. For our healthcare net lease assets, we also consider the impact of regulatory changes on operator performance and property values. Many of our debt investments also require borrowers to replenish cash reserves for items such as taxes, insurance and future debt service costs. Late replenishments of cash reserves also may be an early indicator there could be a problem with the borrower or collateral property. We also may negotiate modifications to debt terms if we believe such modification improves our ability to maximize principal recovery. Modifications may include changes to contractual interest rates, maturity dates and other borrower obligations. When we make a concession, such as reducing an interest rate or extending a maturity date, we may seek to obtain additional collateral, fees and/or upside participation in any value creation of the property in return for the modification, although in a challenging real estate market, obtaining additional collateral from struggling borrowers is difficult. As part of our risk management process, we evaluate the best alternatives for our loans which in some cases, may result in us issuing default notices and beginning foreclosure proceedings when the borrower is not complying with the debt terms where we believe taking control of the collateral as real estate owned, or REO, is the best course of action to protect our capital.

In certain circumstances, we may pursue a debt sale or payoff at a discount to our carrying value. We may agree to a discounted sale or payoff where we believe there is an economic benefit from monetizing the asset in advance of its contractual maturity date. When evaluating a sale or payoff at a discount to carrying value, we also consider the impact such transaction may have on our financing structures, corporate borrowing covenants and income.

Securities generally have a more liquid market than debt and net lease properties, but we typically have very little control over restructuring decisions when there are problems with the underlying collateral. We are a rated special servicer by Standard & Poor's and Fitch Ratings and have been approved by Moody's Investor Services in connection with a recent transaction. We may appoint ourselves as special servicer in CMBS transactions where we become the controlling class holder which will, among other things, provide us more control over restructurings. We manage risk in the securities portfolio by selling assets when we can obtain a price that is attractive relative to its risk. In certain situations, we may sell an asset because there is an opportunity to reinvest the capital into a new asset with a more attractive risk/return profile.

We maintain a comprehensive risk management process that generally includes day-to-day oversight by the portfolio management team, weekly management meetings and a quarterly credit review process. These processes are designed to enable management to evaluate and proactively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis. Nevertheless, we cannot be certain that our review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified by our credit reviews. During the quarterly reviews, or more frequently as necessary, investments are put on highly-monitored status and identified for possible impairment based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our capital from the investment.

Many of our debt investments were made to borrowers who had a business plan to improve the collateral property and who therefore needed a flexible balance sheet lender. Property cash flows are generally lower today than was projected by the borrower for many of our debt investments when they were originated. As a result, some real estate owners are having trouble refinancing their assets at maturity or selling their properties to recoup their capital. Other owners are having trouble achieving their business plans to the extent they acquired a property to reposition it or otherwise invest capital to increase the property's cash flows.

We generally required the borrowers, at the time of origination and/or as required by property performance during the loan term, to pre-fund reserves to cover interest and operating expenses until the property cash flows increased sufficiently to cover debt service costs. We also generally required the borrower to refill these reserves if they became deficient due to underperformance and if the borrower wanted to exercise an extension option under the loan as some of the borrowers had a recourse obligation to do so. Despite low interest rates and improving real estate fundamentals, we expect that in the future some of our borrowers may still have difficulty servicing our debt.

Each of our debt investments, while primarily backed by CRE collateral, is unique and requires customized risk management strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of collateral properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and collateral, and the financial condition of our borrowers and their willingness to support our collateral properties.

Our risk management process may lead us to the determination that extending and working out debt, rather than pursuing foreclosure, is the best course of action to maximize total and long-term value. Our impairment analysis often requires that we make assumptions regarding collateral value and the timing with regards to when we receive debt service payments, including principal recovery, and as a result, our analysis can be highly subjective and uncertain.

Our CRE debt and security investments are predominantly financed in CDOs. We consolidate the CDO financing transactions under U.S. GAAP regardless of whether we retained the equity interests for our sponsored CDOs or acquired the equity interests of other CDOs. When we refer to equity interests in a CDO, we are collectively referring to subordinate CDO bonds, preferred shares and equity notes. The CDOs require that we meet tests in order to receive regular cash flow distributions on our subordinate CDO bonds and equity notes. Our risk management process is also focused on actively monitoring and managing our CDO financing transactions. A more detailed discussion of our CDO financing structures are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Regulation

We are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (1) regulate credit granting activities; (2) require disclosures to customers; (3) govern secured transactions; and (4) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to CRE loans.

We believe that we are not, and intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely on current interpretations of the staff of the Securities and Exchange Commission, or the SEC, in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we utilize refer to Item 1A. "Risk Factors—Maintenance of our Investment Company Act exemption imposes limits on our operations" in our 2011 Form 10-K.

We do not believe we or our subsidiaries are required to register as an investment advisor under the Investment Advisors Act of 1940. Such registration could result in us being supervised by the SEC and require our compliance with numerous obligations, including record-keeping requirements, operational procedures and disclosure obligations.

We have elected and expect to continue to make an election to be taxed as a REIT under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code. As a REIT, we must currently distribute, at a minimum, an amount equal to 90% of our taxable income. In addition, we must distribute 100% of our taxable income to avoid paying corporate federal income taxes. REITs are also subject to a number of organizational and operational requirements in order to elect and maintain REIT status. These requirements include specific share ownership tests and assets and gross income composition tests. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income taxes and to federal income tax and excise tax on our undistributed income.

On April 20, 2010, NorthStar Realty Securities became registered with the SEC and a member of the Financial Industry Regulatory Authority, or FINRA. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, or SROs, principally FINRA, that adopt and amend rules, subject to approval by the SEC, which govern their members and conduct periodic examinations of member firms' operations. The SEC, SROs and state securities commissions may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

As a registered broker-dealer, NorthStar Realty Securities is required by federal law to belong to the Securities Investor Protection Corporation, or SIPC. When the SIPC fund falls below a certain amount, members are required to pay annual assessments to replenish the reserves. Our broker-dealer subsidiary will be required to pay 0.25% of net operating revenues as a special assessment. As of December 31, 2011, we have incurred an immaterial amount of special assessment charges. The SIPC fund provides protection for securities held in customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances, although NorthStar Realty Securities does not hold any customer accounts.

In addition, as a registered broker-dealer and member of FINRA, NorthStar Realty Securities is subject to the SEC's Uniform Net Capital Rule 15c3-1, which is designed to measure the general financial integrity and liquidity of a broker-dealer and requires the maintenance of minimum net capital. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth that exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer's net capital. We believe the net capital requirement is immaterial.

We own and manage a portfolio of healthcare net lease properties, with a focus on the senior housing sector. As such, we or our operators, as the case may be, are subject to numerous federal, state and local laws and regulation that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations and administrative and judicial interpretations of existing laws.

We are also subject to regulation with respect to certain of our loan servicing activities, such as Regulation AB.

In the judgment of management, existing statutes and regulations have not had a material adverse effect on our business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, results of operations or prospects.

Competition

We have in the past been subject to significant competition in seeking real estate investments. Historically, we have competed with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, private institutional funds, hedge funds, private opportunity funds, investment banking firms, governmental bodies and other entities. Some of these competitors, including other REITs and private real estate companies and funds, have substantially greater financial resources than we do. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Although the current environment is less competitive compared to historical periods, future competition from new market entrants may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.

Employees

As of December 31, 2011, we had 107 employees. Management believes that a major strength of NorthStar is the quality and dedication of our people. We maintain a work environment that fosters professionalism, excellence, diversity and cooperation among our employees.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors; the audit, nominating and corporate governance and compensation committees of our board of directors are composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of business conduct and ethics, which delineate our standards for our officers, directors and employees.

Our internet address is *www.nrfc.com.* The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of business conduct and ethics, code of ethics for senior financial officers, corporate governance guidelines and the charters of our audit committee, nominating and corporate governance committee and compensation committee of our board of directors. Within the time period required by the rules of the SEC and the New York Stock Exchange, or NYSE, we will post on our website any amendment to our code of business conduct and ethics and our code of ethics for senior financial officers as defined in the code.

PROPERTIES

Our operating real estate investments, which comprise our net lease properties business segment, are described under "Business—Net Lease Properties." The following table sets forth certain information with respect to each of our net lease properties and REO, as of December 31, 2011 (dollar amounts in thousands):

Net Lease Portfolio: Property Information

Location City, State	Square Footage	Percentage Leased	Rent per Square Foot(1)	Number of Properties	Ownership Interest	Type	Lease Expiration Date(2)	Leasehold Expiration Date(2)	Carrying Value(3)	Borrowings	Rental Cash Flows(4)
Core Net Lease											
Auburn Hills, MI	105,692	100%	$ 3.89	2	Fee	Office	Sep-15	NA	$ 11,587	$ 11,021	$ 1,644
Aurora, CO	183,529	100%	4.61	1	Fee	Office	Jun-15	NA	38,459	32,159	3,384
Camp Hill, PA	214,150	100%	3.89	1	Fee	Office	Sep-15	NA	25,410	23,910	3,332
Columbus, OH	199,112	100%	2.93	1	Fee	Office	Dec-17	NA	33,559	22,937	2,328
Fort Mill, SC	165,000	100%	3.26	1	Fee	Office	Oct-20	NA	34,854	29,861	2,152
Milpitas, CA	178,213	100%	3.86	2	Fee	Office	Feb-17	NA	25,647	21,141	2,752
Indianapolis, IN	333,600	100%	1.91	1	Fee	Office/Flex	Dec-25	NA	33,976	27,416	2,552
Rancho Cordova, CA	68,000	100%	3.89	1	Fee	Office	Sep-15	NA	12,420	10,485	1,056
Rockaway, NJ	121,038	100%	3.86	1	Fee	Office	Apr-17(6)	NA	22,077	16,635	1,872
Salt Lake City, UT	117,553	100%	4.92	1	Fee	Office	Apr-12	NA	20,734	14,625	2,316
Subtotal Office	1,685,887	100%	3.47	12					258,723	210,190	23,388
Bloomingdale, IL	50,000	100%	2.75	1	Leasehold	Retail	Jan-22	Jan-27	5,810	5,516	548
Fort Wayne, IN	50,000	100%	2.06	1	Leasehold	Retail	Aug-24	Jan-25	3,642	3,221	412
Keene, NH	45,471	100%	4.01	1	Fee	Retail	Oct-20	NA	8,952	6,478	728
Manchester, NH	20,087	100%	3.05	1	Fee	Retail	Jan-16	NA	3,256	2,308	244
Manchester, NH	50,000	100%	3.05	1	Fee	Retail	May-16	NA	8,105	5,748	612
Melville, NY	46,533	100%	2.31	1	Leasehold	Retail	Jan-22	Jan-22	3,187	4,278	432
Millbury, MA	54,175	100%	2.12	1	Leasehold	Retail	Jan-24	Jan-24	5,994	4,548	460
New York, NY	7,500	100%	110.31(5)	1	Leasehold	Retail	Dec-12	Dec-12	3,245	—	932
North Attleboro, MA	50,025	100%	2.15	1	Leasehold	Retail	Jan-24	Jan-24	5,445	4,530	432
South Portland, ME	52,900	100%	3.92	1	Leasehold	Retail	Sep-23	Jan-31	6,687	4,266	828
Wichita, KS	48,780	100%	3.00	1	Fee	Retail	Mar-23	NA	6,909	5,895	584
Subtotal Retail	475,471	100%	3.27	11					61,232	46,788	6,212
Reading, PA	609,000	69%	3.30	1	Fee	Distribution Ctr	Oct-17(6)	NA	25,603	18,367	868
Subtotal Other	609,000	69%	3.30	1					25,603	18,367	868
Total Core Net Lease(7)	2,770,358	93%		24			Jul-18		345,558	275,345	30,468
Healthcare Net Lease											
Black Mountain, NC	36,235	100%	20.06	1	Fee	Healthcare	Mar-25	NA	6,254	5,241	727
Blountstown, FL	33,722	100%	18.57	1	Fee	Healthcare	Mar-25	NA	5,447	3,831	626
Bremerton, WA	68,601	100%	6.98	1	Fee	Healthcare	Mar-21	NA	9,495	7,199	479
Carrollton, GA	49,000	100%	5.82	1	Fee	Healthcare	Mar-21	NA	5,593	2,924	285
Castleton, IN	46,026	100%	19.60	1	Fee	Healthcare	Jun-17	NA	8,754	—	902
Charleston, IL	39,393	100%	6.40	1	Fee	Healthcare	Mar-21	NA	6,953	5,793	252
Chesterfield, IN	19,062	100%	26.44	1	Fee	Healthcare	Jun-17	NA	5,019	—	504
Cincinnati, OH	69,806	100%	27.25	1	Fee	Healthcare	Mar-21	NA	18,598	11,293	1,902
Clemmons, NC	30,929	100%	21.76	1	Fee	Healthcare	Mar-25	NA	4,911	2,134	673
Clinton, OK	31,377	100%	0.39	1	Fee	Healthcare	Mar-21	NA	4,220	1,322	12
Columbia City, IN	30,462	100%	32.22	1	Fee	Healthcare	Jun-17	NA	7,424	—	982
Daly City, CA	78,482	100%	18.90	1	Leasehold	Healthcare	Aug-21	Aug-21	12,321	11,126	1,483
Daly City, CA	26,262	100%	24.09	1	Fee	Healthcare	Aug-21	NA	5,169	4,746	633
Dunkirk, IN	19,140	100%	13.31	1	Fee	Healthcare	Jun-17	NA	2,609	—	255
East Arlington, TX	26,552	50%	7.23	1	Fee	Healthcare/MOB	May-12(6)	NA	4,520	3,305	192
Effingham, IL	7,808	100%	26.31	1	Fee	Healthcare	Mar-21	NA	1,368	542	205
Effingham, IL	39,393	100%	16.18	1	Fee	Healthcare	Mar-21	NA	5,383	4,558	637
Elk City, OK	51,989	100%	6.77	1	Fee	Healthcare	Mar-21	NA	7,267	4,302	352
Fairfield, IL	39,393	100%	16.28	1	Fee	Healthcare	Mar-21	NA	8,080	6,344	641
Fort Wayne, IN	31,500	100%	18.87	1	Fee	Healthcare	Jun-17	NA	5,887	—	594
Fullerton, CA	5,500	100%	1.73	1	Fee	Healthcare	Mar-21	NA	2,386	772	10
Fullerton, CA	26,200	100%	13.80	1	Fee	Healthcare	Mar-21	NA	12,888	7,506	361
Garden Grove, CA	26,500	100%	45.23	1	Fee	Healthcare	Mar-21	NA	13,176	11,067	1,199
Grove City, OH	20,672	100%	25.31	1	Fee	Healthcare	Mar-21	NA	7,703	4,393	523
Harrisburg, IL	36,393	100%	17.51	1	Fee	Healthcare	Mar-21	NA	5,260	3,645	637
Hartford City, IN	22,400	100%	3.79	1	Fee	Healthcare	Jun-17	NA	1,981	—	85
Hillsboro, OR	286,652	100%	12.93	3	Fee	Healthcare	Dec-13	NA	43,187	32,104	3,708
Hobart, IN	43,854	100%	15.73	1	Fee	Healthcare	Jun-17	NA	6,854	—	690
Huntington, IN	NA	NA	NA	NA	Fee	Land	N/A	NA	$ 120	$ —	$ —
Huntington, IN	58,742	100%	10.21	1	Fee	Healthcare	Jun-17	NA	5,563	—	600

Location City, State	Square Footage	Percentage Leased	Rent per Square Foot(1)	Number of Properties	Ownership Interest	Type	Lease Expiration Date(2)	Leasehold Expiration Date(2)	Carrying Value(3)	Borrowings	Rental Cash Flows(4)
Indianapolis, IN	36,416	100%	7.29	1	Fee	Healthcare	Jun-17	NA	2,721	—	265
Kingfisher, OK	26,698	100%	9.80	1	Fee	Healthcare	Mar-21	NA	5,920	3,928	262
La Vista, NE	26,683	100%	11.59	1	Fee	Healthcare	Mar-21	NA	5,943	4,228	309
LaGrange, IN	46,539	100%	12.54	1	Fee	Healthcare	Jun-17	NA	5,940	—	584
LaGrange, IN	9,872	100%	4.30	1	Fee	Healthcare	Jun-17	NA	631	—	42
Lancaster, OH	21,666	100%	39.29	1	Fee	Healthcare	Mar-21	NA	6,717	6,694	851
Mansfield, OH	4,000	100%	23.54	1	Fee	Healthcare	Dec-17	NA	789	—	94
Mansfield, OH	13,209	100%	9.78	1	Fee	Healthcare	Dec-17	NA	1,085	—	129
Mansfield, OH	3,780	100%	10.26	1	Fee	Healthcare	Dec-17	NA	322	—	39
Marysville, OH	16,992	100%	34.15	1	Fee	Healthcare	Mar-21	NA	7,601	5,021	580
Mattoon, IL	39,393	100%	13.59	1	Fee	Healthcare	Mar-21	NA	7,099	5,610	536
Mattoon, IL	39,393	100%	18.47	1	Fee	Healthcare	Mar-21	NA	7,786	6,859	728
Memphis, TN	73,381	100%	27.25	1	Fee	Healthcare	Mar-21	NA	19,660	14,463	1,999
Middletown, IN	NA	NA	NA	NA	Fee	Land	N/A	NA	52	—	—
Middletown, IN	18,500	100%	24.38	1	Fee	Healthcare	Jun-17	NA	4,882	—	451
Mooresville, IN	24,945	100%	20.21	1	Fee	Healthcare	Jun-17	NA	4,818	—	504
Morris, IL	94,719	100%	8.97	2	Fee	Healthcare	Mar-25(6)	NA	10,461	2,139	850
Mt. Sterling, KY	67,706	100%	20.70	1	Fee	Healthcare	Mar-25	NA	13,185	11,087	1,402
Oklahoma City, OK	45,187	100%	3.37	1	Fee	Healthcare	Mar-21	NA	6,296	4,376	152
Olney, IL	25,185	100%	11.86	1	Fee	Healthcare	Mar-21	NA	2,986	2,426	299
Olney, IL	39,393	100%	10.87	1	Fee	Healthcare	Mar-21	NA	5,602	4,189	428
Paris, IL	39,393	100%	17.41	1	Fee	Healthcare	Mar-21	NA	7,011	6,755	686
Peru, IN	36,861	100%	14.39	1	Fee	Healthcare	Jun-17	NA	7,637	—	531
Peshtigo, WI	19,380	100%	9.81	1	Fee	Healthcare	Dec-17	NA	1,603	—	190
Plymouth, IN	39,092	100%	10.45	1	Fee	Healthcare	Jun-17	NA	5,666	—	409
Portage, IN	38,205	100%	15.28	1	Fee	Healthcare	Jun-17	NA	9,426	—	584
Rantoul, IL	39,393	100%	14.01	1	Fee	Healthcare	Mar-21	NA	5,587	5,570	552
Robinson, IL	29,161	100%	18.27	1	Fee	Healthcare	Mar-21	NA	5,057	3,954	533
Rockford, IL	54,000	100%	10.66	1	Fee	Healthcare	Mar-21	NA	5,958	4,895	575
Rockport, IN	NA	NA	NA	NA	Fee	Land	N/A	NA	366	—	—
Rockport, IN	26,000	100%	9.59	1	Fee	Healthcare	Jun-17	NA	2,345	—	249
Rushville, IN	35,304	100%	17.43	1	Fee	Healthcare	Jun-17	NA	6,168	—	616
Rushville, IN	13,318	100%	7.97	1	Fee	Healthcare	Jun-17	NA	1,239	—	106
Santa Ana, CA	24,500	100%	40.77	1	Fee	Healthcare	Mar-21	NA	9,564	7,802	999
Stephenville, TX	28,875	100%	21.38	1	Fee	Healthcare	Mar-21	NA	7,370	6,094	617
Sterling, IL	149,008	100%	5.70	2	Fee	Healthcare	Mar-25(6)	NA	6,908	2,322	850
Sullivan, IN	44,077	100%	15.05	1	Fee	Healthcare	Jun-17	NA	6,263	—	663
Sullivan, IN	18,415	100%	4.32	1	Fee	Healthcare	Jun-17	NA	543	—	80
Sullivan, IN	NA	NA	NA	NA	Fee	Land	N/A	NA	494	—	—
Sycamore, IL	54,000	100%	14.97	1	Fee	Healthcare	Mar-21	NA	10,785	8,410	809
Syracuse, IN	57,980	100%	9.61	1	Fee	Healthcare	Jun-17	NA	4,689	—	557
Tipton, IN	62,139	100%	18.84	1	Fee	Healthcare	Jun-17	NA	11,911	—	1,171
Tuscola, IL	36,393	100%	14.35	1	Fee	Healthcare	Mar-21	NA	4,976	4,135	522
Vandalia, IL	39,393	100%	10.36	1	Fee	Healthcare	Mar-21	NA	8,059	7,262	408
Wabash, IN	35,374	100%	5.40	1	Fee	Healthcare	Jun-17	NA	1,930	—	191
Wabash, IN	70,746	100%	7.80	1	Fee	Healthcare	Jun-17	NA	5,605	—	552
Wakarusa, IN	48,000	100%	25.42	1	Fee	Healthcare	Jun-17	NA	13,709	—	1,220
Wakarusa, IN	89,828	100%	7.09	1	Fee	Healthcare	Jun-17	NA	7,264	—	637
Warsaw, IN	NA	NA	NA	NA	Fee	Land	N/A	NA	77	—	—
Warsaw, IN	18,980	100%	15.38	1	Fee	Healthcare	Jun-17	NA	4,041	—	292
Washington Court House, OH	19,660	100%	29.03	1	Fee	Healthcare	Mar-21	NA	5,756	4,812	571
Weatherford, OK	53,000	100%	1.26	1	Fee	Healthcare	Mar-21	NA	6,205	4,443	67
Wichita, KS	81,810	100%	5.06	1	Fee	Healthcare	Mar-21	NA	12,780	7,766	414
Windsor, NC	NA	NA	NA	NA	Fee	Land	N/A	NA	397	—	—
Total Healthcare	3,277,987	100%		82			Sep-19		542,275	279,387	46,304
REO											
Austin, TX	115,532	93%	22.68	1	Fee	Multifamily	Various	NA	22,535	16,525	2,620
Buckhead, GA	NA	NA	NA	NA	Fee	Land	N/A	NA	24,332	—	—
San Antonio, TX	226,104	91%	8.76	35	Fee	Multifamily	Various	NA	10,520	—	1,981
Indianapolis, IN	950,126	68%	9.14	32	Fee	Office/Flex	Various	NA	52,611	—	7,237
San Antonio, TX	152,800	90%	9.60	6	Fee	Multifamily	Various	NA	7,780	—	1,467
Philadelphia, PA	72,056	63%	10.41	1	Fee	Office	Various	NA	5,153	—	750
Phoenix, AZ	1,565,448	68%	7.16	12	Fee	Retail	Various	NA	196,755(8)	212,000	8,403
Total REO	3,082,066	72%		87					319,686	228,525	22,458
Grand Total									$1,207,519	$783,257	$99,230

(1) Based on contractual base rent divided by the percentage leased.

(2) Based on initial term and represents the weighted average lease term if more than one lease.

(3) Represents operating real estate before accumulated depreciation as presented in our consolidated financial statements and excludes amounts related to intangibles. Refer to "Note 5. Operating Real Estate" of "Consolidated Financial Statements."

(4) Represents contractual base rent, excluding the effects of straight-line rent, annualized based on fourth quarter 2011 amounts.

(5) Based on percentage sales for the retail property.

(6) Reflects the terms for new leases executed subsequent to December 31, 2011.

(7) Our core net lease portfolio totals 3.2 million square feet, is 94% leased with a weighted average lease term of 6.4 years as of December 31, 2011, including a $28 million property owned through a joint venture.

(8) Amount excludes purchase price allocations related to intangible assets of $22 million as of December 31, 2011.

As of December 31, 2011, we had no single property with a carrying value equal to or greater than 10% of our total assets. For the year ended December 31, 2011, we had no single property or operator with gross revenues equal to or greater than 10% of our total revenues. For the year ended December 31, 2011, two operators of our healthcare portfolio accounted for 29% of our total rental and escalation income.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the NYSE under the symbol "NRF." The following table sets forth the high, low and last sales prices for our common stock, as reported on the NYSE, and dividends per share with respect to the periods indicated:

Period	High	Low	Close	Dividends
2011				
First Quarter	$6.08	$4.79	$5.35	$0.100
Second Quarter	$5.31	$3.83	$4.03	$0.100
Third Quarter	$4.29	$2.99	$3.30	$0.125
Fourth Quarter	$4.94	$3.09	$4.77	$0.135
2010				
First Quarter	$5.09	$3.55	$4.21	$0.100
Second Quarter	$5.00	$2.67	$2.67	$0.100
Third Quarter	$3.81	$2.67	$3.74	$0.100
Fourth Quarter	$4.84	$3.66	$4.75	$0.100

The following table summarizes our dividends declared on common stock, on a per share basis, for the years ended 2011 and 2010:

Declaration Date	Record Date	Payment Date	Common Stock Dividend
2011			
January 19	February 4	February 14	$0.100
May 4	May 18	May 25	$0.100
August 3	August 15	August 19	$0.100
November 2	November 14	November 18	$0.125
2010			
January 19	February 5	February 12	$0.100
April 20	May 4	May 14	$0.100
July 21	August 5	August 14	$0.100
October 19	November 5	November 15	$0.100

On October 8, 2008, our board of directors authorized a share repurchase program of up to 10,000,000 shares of our outstanding common stock, or approximately 16% of our outstanding common stock. Stock repurchases under this program may be made from time-to-time through the open market or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions, and other corporate liquidity requirements and priorities. For the year ended December 31, 2011, we did not purchase any shares pursuant to the share repurchase program. On February 15, 2012, our board of directors voted to terminate the October 8, 2008 share repurchase program such that additional repurchases must be re-authorized by our board of directors.

On February 14, 2012, the closing sales price for our common stock, as reported on the NYSE, was $5.45. As of February 14, 2012, there were 196 record holders of our common stock and 96,083,488 shares outstanding. This figure does not reflect the beneficial ownership of shares held in nominee name.

Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on shares of our common stock with the cumulative total return of the NAREIT All REIT Index and the Russell 2000 Index. The period shown commences on January 1, 2007 through December 31, 2011, the end of our most recently completed fiscal year. The graph assumes an investment of $100 on January 1, 2007 and the reinvestment of any dividends. The stock price performance shown on this graph is not necessarily indicative of future price performance. The information in the graph and the table below was obtained from NAREIT®, Russell Investments and Bloomberg Finance, LP.

Total Return Performance



NorthStar Realty Finance Corp.
Russell 2000
NAREIT All REIT Index
Index Value
200
175
150
125
100
75
50
25
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Index	Period Ending					
	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
NorthStar Realty Finance Corp.	100.00	61.22	32.04	31.64	48.27	53.53
Russell 2000	100.00	98.43	65.17	82.88	105.13	100.74
NAREIT All REIT Index	100.00	82.17	51.49	65.62	83.72	89.92

SELECTED FINANCIAL DATA

The information below should be read in conjunction with "Forward Looking Statements" on page iii, Item 1A. "Risk Factors," in our 2011 Form 10-K "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included in "Consolidated Financial Statements," included in our Annual Report.

The selected historical consolidated information presented for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 relates to our operations and has been derived from our audited consolidated statement of operations included in our 2011 Form 10-K or our prior Annual Reports on Form 10-K, as amended (if applicable). In connection with our 2011 Form 10-K, we have reclassified certain historical audited consolidated financial statements principally related to certain properties classified as held for sale or sold during the period. As a result, we have reported revenue and expenses from these properties as discontinued operations for each period presented in our 2011 Form 10-K. These reclassifications had no effect on our reported net income (loss) or funds from operations.

Operating Data(1):	2011	2010	2009	2008	2007
	Year Ended December 31, (In thousands, except share and per share amounts)				
Revenues					
Interest income	$ 398,483	$ 318,792	$ 142,213	$ 212,432	$ 292,131
Rental and escalation income	112,697	115,467	88,997	98,434	82,524
Commission income	12,024	2,476	—	—	—
Other revenue	4,602	7,221	25,438	43,850	27,387
Total revenues	527,806	443,956	256,648	354,716	402,042
Expenses					
Interest expense	142,220	126,210	116,133	185,368	236,238
Real estate properties—operating expenses	22,531	37,565	14,560	8,023	8,616
Asset management expenses	5,538	4,505	4,214	5,539	5,072
Fund raising fees and other joint venture costs	—	—	—	2,879	6,295
Commission expense	9,239	1,867	—	—	—
Impairment on operating real estate	—	5,249	—	5,580	—
Provision for loan losses	52,980	168,446	83,745	11,200	—
Provision for loss on equity investment	4,482	—	—	—	—
General and administrative					
Salaries and equity-based compensation(2)	67,708	54,828	47,213	53,269	36,148
Auditing and professional fees	9,437	10,503	9,186	6,213	6,017
Other general and administrative	18,238	19,543	13,028	14,286	13,455
Total general and administrative	95,383	84,874	69,427	73,768	55,620
Depreciation and amortization	44,258	31,466	39,074	38,308	29,188
Total expenses	376,631	460,182	327,153	330,665	341,029
Income (loss) from operations	151,175	(16,226)	(70,505)	24,051	61,013
Equity in earnings (losses) of unconsolidated ventures	(2,738)	2,550	(1,524)	(11,789)	(11,659)
Other income (loss)	4,162	—	—	—	—
Unrealized gain (loss) on investments and other	(489,904)	(538,572)	(209,976)	649,113	(4,330)
Realized gain (loss) on investments and other	78,782	145,722	128,461	37,699	3,559
Gain from acquisitions	89	15,363	—	—	—
Income (loss) from continuing operations	(258,434)	(391,163)	(153,544)	699,074	48,583
Income (loss) from discontinued operations	(1,290)	(925)	3,169	3,255	1,727
Gain on sale from discontinued operations	17,198	2,528	13,799	—	—
Net income (loss)	(242,526)	(389,560)	(136,576)	702,329	50,310
Less: net (income) loss allocated to non-controlling interests	5,615	15,019	6,293	(72,172)	(3,276)
Preferred stock dividends	(20,925)	(20,925)	(20,925)	(20,925)	(16,533)
Contingently redeemable non-controlling interest accretion	(5,178)	—	—	—	—
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	$ (263,014)	$ (395,466)	$ (151,208)	$ 609,232	$ 30,501
Net income (loss) per share from continuing operations (basic/diluted)	(3.12)	(5.19)	(2.41)	$ 9.60	$ 0.48
Income (loss) per share from discontinued operations (basic/diluted)	(0.01)	(0.01)	0.05	0.05	0.03
Gain per share on sale of discontinued operations (basic/diluted)	0.19	0.03	0.20	—	—
Net income (loss) per common share attributable to NorthStar Realty Finance Corp. common stockholders (basic/diluted)	$ (2.94)	$ (5.17)	$ (2.16)	$ 9.65	$ 0.51
Weighted average number of shares of common stock:					
Basic	89,348,670	76,552,702	69,869,717	63,135,608	61,510,951
Diluted	93,627,456	82,842,990	77,193,083	70,136,783	65,086,953
Dividends declared per share of common stock	$ 0.46	$ 0.40	$ 0.40	$ 1.33	$ 1.44

(1) The years ended December 31, 2009, 2008 and 2007 do not include the revenues and expenses of N-Star CDOs I, II, III and V as these CDO financing transactions were unconsolidated prior to January 1, 2010.

(2) The years ended December 31, 2011, 2010, 2009, 2008 and 2007 include $11.7 million, $17.0 million, $20.5 million, $24.7 million and $16.0 million in equity-based compensation, respectively. Cash incentive compensation expense incurred but payable in future periods totaled $8.7 million, $4.6 million, $4.6 million, $2.2 million and $0 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively. The year ended December 31, 2010 includes $3.5 million of cash compensation expense and $1.0 million of equity-based compensation expense relating to a separation and consulting agreement with a former executive.

Balance Sheet Data:	2011	2010	2009	2008	2007
	December 31,				
	(In thousands, except share and per share data)				
VIE Financing Structures					
Restricted cash	$ 261,295	$ 263,314	$ 74,453	$ 106,115	$ 144,453
Operating real estate, net	313,227	—	—	—	—
Real estate securities, available for sale	1,358,282	1,687,793	283,184	179,776	469,688
Real estate debt investments, net	1,631,856	1,668,188	1,350,684	1,300,816	1,325,287
Real estate debt investments, held for sale	—	18,661	—	57,029	—
Investments in and advances to unconsolidated ventures	60,352	72,536	—	—	—
Assets of properties held for sale	3,198	13,141	—	—	—
Total assets	3,721,435	3,765,153	1,723,984	1,660,694	2,017,737
Total borrowings	2,517,114	2,273,487	599,297	468,638	1,654,185
Total liabilities	2,867,016	2,549,096	661,818	551,771	1,743,234
Non-VIE Financing Structures					
Cash and cash equivalents	144,508	125,439	138,928	134,039	153,829
Restricted cash	37,069	46,070	54,727	57,042	57,842
Operating real estate, net	776,222	938,062	978,902	1,127,000	1,134,136
Real estate securities, available for sale	115,023	3,261	53,036	41,367	79,834
Real estate debt investments, net	78,726	153,576	585,798	676,048	681,735
Real estate debt investments, held for sale	—	—	611	13,577	—
Investments in and advances to unconsolidated ventures	33,205	27,456	38,299	101,507	29,385
Total assets	1,285,002	1,386,838	1,945,580	2,283,032	2,775,045
Total borrowings	992,012	1,143,452	1,443,125	1,662,298	1,371,123
Total liabilities	1,099,807	1,230,382	1,549,106	1,778,195	2,409,014
Aggregate					
Total assets	5,006,437	5,151,991	3,669,564	3,943,726	4,792,782
Total borrowings	3,509,126	3,416,939	2,042,422	2,130,936	3,025,308
Total liabilities	3,966,823	3,779,478	2,210,924	2,329,966	4,152,248
Preferred stock	241,372	241,372	241,372	241,372	241,372
Non-controlling interests	32,242	55,173	90,647	198,593	22,495
Stockholders' equity	1,007,372	1,222,518	1,273,171	1,216,574	595,544
Total equity	1,039,614	1,277,691	1,363,818	1,415,167	618,039
Supplemental Balance Sheet Data					
Common shares outstanding	96,044,383	78,104,753	74,882,600	62,906,693	61,719,469
Common and OP Units outstanding	100,252,219	82,394,029	82,205,910	70,973,904	67,402,586

Other Data:	2011	2010	2009	2008	2007
	Year Ended December 31,				
	(In thousands)				
Adjusted funds from operations(1)	$ 149,369	$ 51,503	$ 82,543	$ 89,737	$ 95,683
Cash flow from:					
Operating activities	64,134	35,558	54,518	87,612	102,238
Investing activities	220,570	119,025	123,319	(110,708)	(2,373,929)
Financing activities	(265,635)	(168,072)	(172,948)	3,306	2,380,767

(1) Adjusted funds from operations, or AFFO, is a non-GAAP measure of the operating performance of a REIT and of us in particular. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for details on the calculation AFFO including a reconciliation of AFFO to income (loss) from continuing operations computed in accordance with U.S. GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in "Consolidated Financial Statements," and Part I, Item 1A. "Risk Factors" in our 2011 Form 10-K. References to "we," "us" or "our" refer to NorthStar Realty Finance Corp. and its subsidiaries unless context specifically requires otherwise.

Introduction

NorthStar Realty Finance Corp. is a real estate finance company that originates, acquires and manages portfolios of CRE debt, CRE securities and net lease properties. In addition, we engage in asset management and other activities related to real estate and real estate finance. We are organized as a REIT and were formed in October 2003 to continue and expand the CRE debt, CRE securities and net lease business of our predecessor. We conduct substantially all of our operations and make our investments through our operating partnership, NorthStar Realty Finance Limited Partnership, or our Operating Partnership, including its subsidiaries. Our primary business lines are as follows:

- ***Commercial Real Estate Debt***—Our CRE debt business is focused on originating, structuring, acquiring and managing senior and subordinate debt investments secured primarily by commercial and multifamily properties and includes first mortgage loans, subordinate mortgage interests, mezzanine loans, credit tenant loans and other loans, including preferred equity interests.
- ***Commercial Real Estate Securities***—Our CRE securities business is focused on investing in and managing a wide range of CRE securities, including CMBS, unsecured REIT debt and CDO notes backed primarily by CRE securities and CRE debt.
- ***Net Lease Properties***—Our net lease properties business is focused on acquiring CRE located throughout the United States that are typically leased under triple net leases to corporate tenants and healthcare operators. Our core net lease business invests primarily in office, industrial and retail properties. We also own, manage and invest in a portfolio of healthcare properties focused on mid-acuity facilities (i.e., skilled and assisted), with the highest concentration in assisted living facilities.
- ***Asset Management and Other***—Our asset management and other activities relate to real estate and real estate finance, including managing our CDO financing transactions on a fee basis, sponsoring and advising on a fee basis, our Sponsored REITs (i.e., NSREIT) and acting as a special servicer for our owned (and potentially third-party owned) CMBS.

We believe that these businesses are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and ability to utilize secured borrowings to finance assets and enhance returns. We seek to match-fund our real estate debt and security investments primarily by issuing term debt and other forms of secured term financing.

Our financing strategy focuses on match-funding our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. Our CRE debt and security portfolios are predominantly financed through long-term, non-recourse CDOs. Our net lease properties are predominantly financed with non-recourse mortgage notes. Given the nature of our current financing arrangements, we expect to maintain our borrowing at or near our current levels for our existing investments. Borrowing levels may change for new investments depending upon the nature of the assets and the related financing.

Liquidity and access to capital was beginning to return to the commercial real estate finance markets in the first half of 2011. During that time, we raised net proceeds of $69 million of equity capital and net proceeds of $163 million of exchangeable senior notes. In terms of new investment-level financing, we continue to pursue a variety of financing arrangements such as credit facilities, securitized arrangements and other term borrowings. The amount of our borrowings will depend upon the nature and credit quality of our assets, the structure of our financings and where possible, we will seek to limit our reliance on recourse borrowings. In the fourth quarter of 2011, we, through two wholly-owned subsidiaries, entered into two new $100 million term credit facilities to finance loan originations and make investments in CMBS, respectively.

We are also focused on raising capital in alternate channels. Beginning in the second half of 2011, we started to see capital raising velocity increase in NSREIT. Total capital raised for the year ended December 31, 2011 was $126 million, with $156 million raised from inception through December 31, 2011. NorthStar Realty Securities has executed selling agreements with broker-dealers covering more than 45,000 registered representatives as of December 31, 2011.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our CRE debt and security portfolios, rental income from the net lease properties and fee income from the asset management and other related activities. Our income is primarily derived through the difference between revenues and the cost at which we are able to finance our assets. We may also acquire investments which generate attractive returns without any leverage.

Our CRE debt and security investments are predominantly financed in CDOs. We consolidate the CDO financing transactions under U.S. GAAP regardless of whether we retain the equity interests for our sponsored CDOs or acquire the equity interests of other CDOs. However, we generate cash flows based on the equity interests that we retain/acquired. As a result, the cash flows may be different from the income (loss) generated for U.S. GAAP purposes.

In this Annual Report we refer to certain CDOs, that we consolidate on our balance sheet as "our CDOs." Our CDOs are financing transactions that we consolidate on our balance sheet in accordance with U.S. GAAP, as we own the equity interests in such CDOs. We do not, however, own undivided interests in any of the assets within our CDOs and all senior and junior bondholders of the CDOs have economic interests that are senior to our equity interests. A more detailed discussion of our CDO Financing Transactions is provided in this section under "Liquidity and Capital Resources."

Profitability and Performance Metrics

We calculate several metrics to evaluate the profitability and performance of our business.

- Adjusted funds from operations, or AFFO (see "Non-GAAP Financial Measures—Funds from Operations and Adjusted Funds from Operations" for a description of this metric).
- Credit losses are a measure of performance and can be used to compare the credit performance of our assets to our competitors and other finance companies.
- Assets under management, or AUM, growth is a driver of our ability to grow our income especially related to our Sponsored REITs, but is of lesser importance than other metrics such as AFFO.

Credit risk management is our ability to manage our assets in a manner that preserves principal and income and minimizes credit losses that would decrease income.

Availability and cost of capital will impact our profitability and earnings since we must raise new capital to fund a majority of our growth.

Outlook and Recent Trends

In the first half of 2011, liquidity began to return to the commercial real estate finance markets and corporate capital started to become available to the stronger sponsors. Wall Street and commercial banks began to more actively provide credit to real estate borrowers. A proxy of the easing of credit and restarting of the capital markets for commercial real estate debt is the approximately $30 billion in multi-borrower CMBS transactions that were completed during 2011. However, credit started to contract in mid-2011 as the European debt woes began to unfold resulting in severe market volatility.

We expect that the commercial real estate finance markets will continue to be challenged in 2012 by the U.S. economic slowdown and the euro-zone debt crisis, along with the risk of maturing CRE loans that will have difficulties refinancing. It is currently estimated that $1.0 trillion of CRE loans will mature through 2014 and $2.0 trillion will mature through 2017. Many of these loans will not be able to be refinanced, exacerbating slowing growth and contracting credit. With that, many industry experts are predicting $35 billion total CMBS issuance in 2012 even though actual issuance could fall significantly below expectations.

Virtually all commercial real estate property types were adversely impacted by the credit crisis, including core property types such as hotel, retail, office, industrial and multifamily properties. Land, condominium and other commercial property types were more severely impacted. As a result, cash flows and values associated with properties serving as collateral for our loans are generally weaker than expected when we originated the loans. During 2011, the U.S. economy was recovering but at a slow pace and continued to be challenged by various factors beyond our control, including high unemployment, a weak residential housing market, political atrophy and the euro-zone debt crisis. Despite the difficult U.S. and global economic conditions, investor interest has been returning to commercial real estate especially in urban areas having high concentrations of institutional quality real estate, and especially in certain asset types such as apartments. Into 2012, the degree to which commercial real estate values improve or erode in the markets in which our real estate collateral is located, will impact the performance of our asset base and the related level of loan losses.

Our CRE debt and securities are negatively impacted by weaker real estate market and economic conditions. Slow economic conditions reduce a tenant's ability to make rent payments in accordance with the terms of their leases and for companies to lease new space. To the extent that market rental and occupancy rates are reduced, property-level cash flows are negatively affected as existing leases renew at lower rates and over longer periods of time impact the value of underlying properties and the borrowers' ability to service their outstanding loans.

Many of our CRE debt investments bear interest based on a spread to one-month LIBOR, a floating-rate index based on rates that banks charge each other to borrow. One-month LIBOR as of December 31, 2011 was 0.30%, well below its 1.76% average over the past five years. Lower LIBOR means lower debt service costs for our borrowers. This dynamic has partially offset decreasing cash flows caused by the challenging economic conditions and may also result in extending the life of interest reserves for those debt investments that require interest reserves to service debt.

CRE security values are also influenced by credit ratings assigned by the rating agencies. Beginning in 2009 and continuing into late 2011, the rating agencies dramatically changed their ratings methodologies for all securitized asset classes, including commercial real estate. Combined with challenging economic conditions, their reviews have resulted in large amounts of rating downgrade actions for CMBS, negatively impacting market values of CMBS and in many cases negatively impacting the CDO financing structures used by us and others to finance these assets. To some extent, we took advantage of the rating agency downgrades by purchasing $1.2 billion of CMBS in our CDOs in 2009 and 2010 at a weighted average discount to par of approximately 60%.

Our net lease properties are also adversely impacted by a weaker economy. Corporate space needs contracted resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Poor economic conditions may negatively impact the creditworthiness of our tenants, which could result in their inability to meet the terms of their leases. Further, our healthcare net lease portfolio is also subject to impact from regulatory changes which are also impacted by a weak economy, such as changes to the Medicaid and Medicare programs that could negatively affect property values. Although we cannot make assurances that our cash flow will not be impacted by changes to these programs, a majority of our assets do not derive revenues from these government programs and we believe assets dependent on these programs have adequate lease coverage to support the rent of our operators.

Our Strategy

Our primary business objectives are to make commercial real estate-related investments in order to produce attractive risk-adjusted returns, generate stable cash flows for distribution to our stockholders and build long-term franchise value. When we observed deteriorating market conditions, we responded by decreasing investment activity and preserving capital. At the same time, we focused on raising capital in alternative channels, such as the non-listed REIT market.

As liquidity was becoming more available and commercial real estate fundamentals were beginning to stabilize in 2011, we took advantage of this dynamic in terms of both capital and investment activity. We raised $232 million of capital in the first half of 2011. In addition, we entered into two new term credit facilities in the fourth quarter 2011. During 2011, we returned to our loan origination business, which resulted in the origination of over $300 million principal amount of new real estate debt investments for us and on behalf of NSREIT in 2011. Our new loans were originated into our CDO financing transactions for those CDOs where the investment period was still open.

We currently anticipate that most of our investment activity and uses of available unrestricted cash liquidity will be focused on our businesses of originating new loans and investing in securities. We also remain focused on the growth of our asset management business and in particular, our Sponsored REITs. We will continue to explore other opportunistic investments such as discounted repurchases of our previously-issued CDO bonds.

We believe the supply/demand imbalance driven by the large amount of maturing CRE loans creates an opportunity for us. The relative lack of supply and high demand for capital is allowing investors with capital, such as us, to make investments with attractive risk/return profiles compared to historical levels.

Risk Management

A description of our portfolio management activities is described in detail in "Business—Risk Management." Refer to Part I, Item 1A. "Risk Factors" in our 2011 Form 10-K for a discussion of our largest credit situations that we currently focus on as part of our ongoing portfolio management.

At December 31, 2011, we had four debt investments with an aggregate principal amount of $51 million on non-performing status, or NPL, three of which were non-performing due to interest and maturity defaults and the other related to an interest default. $49 million of our loan loss reserves were allocated to these four loans. There can be no assurance that there will be acceptable outcomes under our non-performing loans and accordingly, we may, in the future, determine that more reserves are required for these loans.

Critical Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of NorthStar Realty Finance Corp., and our subsidiaries, which are majority-owned, controlled by us or a variable interest entity, or VIE, where we are the primary beneficiary. All significant intercompany balances are eliminated in consolidation.

Our consolidated financial statements include VIEs where we are the primary beneficiary. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. We evaluate our investments and financings to determine if they are VIE's based on: (1) the sufficiency of the entity's equity investment at risk to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; (2) whether as a group the holders of the equity investment at risk have (a) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance, (b) the obligation to absorb the expected losses of the legal entity and (c) the right to receive the expected residual returns of the legal entity; and (3) whether the voting rights of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of their equity, or both, and whether substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately fewer voting rights. An investment that lacks one or more of the above three characteristics is considered to be a VIE. We reassess the initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

We are required to consolidate a VIE if we are deemed to be the VIE's primary beneficiary. The primary beneficiary is the party that: (i) has the power to direct the activities that most significantly impact the VIE's economic performance; and (ii) has the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis to determine if we hold the power to direct the activities that most significantly impact the VIE's economic performance. This analysis includes: (i) assessing our variable interests (both implicit and explicit) and any other involvement in the VIE, as well as the involvement of other variable interest holders; (ii) consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (iii) identifying the activities that most significantly affect the VIE's economic performance; (iv) determining whether our significant involvement in the design of an entity provided us with the opportunity to establish arrangements that result in us having the power to direct the VIE's most significant activities; and (v) determining whether our level of economic interest in a VIE is indicative of the amount of power we hold in situations where our stated power to direct the VIEs most significant activities is disproportionately less than our economic interest in the entity. We perform a quantitative analysis to determine if we have the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. For purposes of allocating a VIE's potential residual returns and losses to its variable interest holders, we calculate our share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or our position in the capital structure of the VIE, under various scenarios. We reassess the determination of whether we are the primary beneficiary of a VIE each reporting period.

Fair Value Option

The fair value option provides an election that allows companies to irrevocably elect fair value for financial assets and liabilities on an instrument-by-instrument basis at initial recognition. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur.

Real Estate Debt Investments

Real estate debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination fees, discounts and unfunded commitments. Real estate debt investments that are deemed to be impaired are carried at amortized cost less loan loss reserves. Interest income is recorded on the accrual basis and related discounts, premiums, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The accretion of discount or amortization of a premium is discontinued if such loan is reclassified to held for sale.

Loans acquired at a discount with deteriorated credit quality are accreted to expected recovery. The Company continues to estimate the amount of recovery over the life of such loans. A subsequent increase in expected future cash flows is recognized as an adjustment to the accretable yield prospectively over the remaining life of such loan. A subsequent decrease in expected future cash flows is recognized as a provision for loan loss.

Real Estate Securities

We classify our real estate securities as available for sale on the acquisition date. Available for sale securities are recorded at fair value. We have generally elected to apply the fair value option of accounting for our real estate securities portfolio. For those real estate securities for which the fair value option of accounting was elected, any unrealized gains (losses) from changes in fair value are recorded in unrealized gains (losses) on investments and other in the Company's consolidated statements of operations.

We may decide not elect the fair value option for certain real estate securities due to the nature of the particular instrument. For those real estate securities for which the fair value option of accounting was not elected, any unrealized gains (losses) from the change in fair value is reported as a component of accumulated other comprehensive income (loss) in our consolidated statements of equity, to the extent impairment losses are considered temporary.

Interest income on real estate securities is recognized using the effective interest method with any purchased premium or discount accreted through income based upon a comparison of actual and expected cash flows, through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a change to yield which is then applied prospectively to recognize interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Costs directly related to the acquisitions deemed to be business combinations subsequent to January 1, 2009 are expensed. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life.

We follow the purchase method of accounting for acquisitions of operating real estate held for investment, where the purchase price of operating real estate is allocated to tangible assets such as land, building, tenant improvements and other identified intangibles.

We evaluate whether real estate acquired in connection with a foreclosure, UCC/deed in lieu of foreclosure or a consentual modification of a loan (herein collectively referred to as a foreclosure), or REO, constitutes a business and whether business combination accounting is relevant. Any excess upon foreclosure of a property between the carrying value of a loan over the estimated fair value of the property is charged to provision for loan losses.

Operating real estate, including REO, which has met the criteria to be classified held for sale, is separately presented in the consolidated balance sheets. Such operating real estate is reported at the lower of its carrying value or its estimated fair value less the cost to sell. Once a property is determined to be held for sale, depreciation is no longer recorded. In addition, the results of operations are reclassified to income (loss) from discontinued operations in the consolidated statements of operations. Other REO for which we intend to market for sale in the near term is recorded at estimated fair value.

Rental income from operating real estate is derived from leasing and sub-leasing of space to various types of corporate tenants and healthcare operators. The leases are for fixed terms of varying length and provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in unbilled rent receivable.

Credit Losses and Impairment on Investments

Provision for Loan Losses

We maintain a loan loss reserve on certain of our CRE debt investments. A provision is established when we believe a loan is impaired, which is when we deem it probable that we will not be able to collect principal and interest amounts due according to the contractual terms. Management assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis, or more frequently as necessary. Significant judgment of management is required in this analysis. Management considers the estimated net recoverable value of the loan as well as other factors, including but not limited to fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic and competitive situation of the region where the borrower does business. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from these investments may differ materially from the carrying value as of the balance sheet date.

Income recognition is suspended for the loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income is then recorded on the basis of cash received until accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and legally discharged.

Commercial Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment, or OTTI, as changes in fair value are recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to the realized gain (loss) on investments and other account as losses occur.

CRE securities for which the fair value option is not elected are periodically evaluated for OTTI. A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (a) the holder has the intent to sell the impaired security; (b) it is more likely than not the holder will be required to sell the security; or (c) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to its fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through other comprehensive income (loss) are amortized over the life of the security with no impact on earnings.

Operating Real Estate

Our real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our operating real estate may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future undiscounted cash flows to be generated by the property is less than the carrying value of the property. In conducting this review, management considers U.S. macroeconomic factors, including real estate sector conditions, together with asset specific and other factors. To the extent an impairment has occurred and is considered to be other than temporary, the loss will be measured as the excess of the carrying amount of the property over the calculated fair value of the property.

Allowances for doubtful accounts for tenant receivables are established based on periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, an allowance for future tenant credit losses on billed and unbilled rents receivable based upon an evaluation of the collectability of such amounts.

Fair Value Measurements

We follow fair value guidance in accordance with U.S. GAAP to account for our financial instruments. We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on our consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets.

(b) Quoted prices for identical or similar assets or liabilities in non-active markets.

(c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.

(d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets and liabilities recorded at fair value on a recurring basis using Level 3 inputs was 29% and 90% of total assets and liabilities measured at fair value on a recurring basis, respectively, as of December 31, 2011. Our non-recurring financial measurements include the measurement of impairment on real estate debt and investments in unconsolidated ventures. These measurements are considered Level 3 fair value measurements.

Transfers in and out of Level 3 for CRE securities for the year ended December 31, 2011 totaled $469.2 million and $434.0 million, respectively, and principally related to the nature of the price used to estimate fair value (third-party pricing service or broker quotations) and the amount of available market data to corroborate such prices. We recognized net unrealized/realized gains and losses of $108.1 million and $216.9 million, respectively, related to transfers in and out of Level 3 in our consolidation statements of operations for the year ended December 31, 2011.

Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as our knowledge and experience of the market.

Determination of Fair Value

The following is a description of our valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Real Estate Securities

Real estate securities are generally valued using a third-party pricing service or broker quotations. These quotations are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain real estate securities are valued based on a single broker quote or an internal pricing model and have less observable pricing are classified as Level 3 of the fair value hierarchy. For real estate securities using an internal pricing model, inputs include assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses.

Derivative Instruments

Derivative instruments are valued using a third-party pricing service. These quotations are generally based on valuation models with market observable inputs such as interest rates and contractual cash flows, and as such, are classified as Level 2 of the fair value hierarchy. Derivative instruments are also assessed for credit valuation adjustments due to the risk of our non-performance and the non-performance of our derivative counterparties. However, since the majority of our derivatives are held in non-recourse CDO financing structures where, by design, the derivative contracts are senior to all the CDO bonds payable, there is no material impact of a credit valuation adjustment.

CDO Bonds Payable

CDO bonds payable are valued using quotations from nationally-recognized financial institutions that acted as underwriter for the transactions. These quotations are generally based on valuation models using market observable inputs for interest rates and other inputs for assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses. CDO bonds payable are classified as Level 3 of the fair value hierarchy.

Junior Subordinated Notes

Junior subordinated notes are valued using quotations from nationally-recognized financial institutions. These quotations are generally based on a valuation model using market observable inputs for interest rates and other inputs for assumptions related to the implied credit spread of our other borrowings and the timing and amount of expected future cash flows. Junior subordinated notes are classified as Level 3 of the fair value hierarchy.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or the FASB, issued an accounting update to amend existing guidance concerning fair value measurements and disclosures. The update is intended to achieve common fair value measurements and disclosure requirements under U.S. GAAP and International Financial Reporting Standards and is effective in the first quarter 2012. We are currently evaluating the impact of this accounting update and we do not expect it will have a material impact on the consolidated financial statements.

In June 2011, the FASB issued an accounting update concerning the presentation of comprehensive income. The update requires either a single, continuous statement of comprehensive income be included on the statement of operations or an additional statement of comprehensive income immediately following the statement of operations. The update does not change the components of other comprehensive income that must be reported but it eliminates the option to present other comprehensive income in the statement of equity. In December 2011, the FASB issued an accounting update to defer the requirement to present the reclassification adjustments to other comprehensive income by component and are currently redeliberating this requirement. The remaining requirements of the accounting update are effective for the first quarter 2012, and should be applied retrospectively to all periods reported after the effective date. Early adoption is permitted. There is no impact on our consolidated financial statements as we currently comply with the update.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010 (amounts in thousands):

	Year Ended December 31,		Increase (decrease)	
	2011	2010	Amount	%
Revenues				
Interest income	$ 398,483	$ 318,792	$ 79,691	25.0%
Rental and escalation income	112,697	115,467	(2,770)	(2.4)%
Commission income	12,024	2,476	9,548	385.6%
Other revenue	4,602	7,221	(2,619)	(36.3)%
Total revenues	527,806	443,956	83,850	18.9%
Expenses				
Interest expense	142,220	126,210	16,010	12.7%
Real estate properties—operating expenses	22,531	37,565	(15,034)	(40.0)%
Asset management expenses	5,538	4,505	1,033	22.9%
Commission expense	9,239	1,867	7,372	394.9%
Impairment on operating real estate	—	5,249	(5,249)	(100.0)%
Provision for loan losses	52,980	168,446	(115,466)	(68.5)%
Provision for loss on equity investment	4,482	—	4,482	NA
General and administrative				
Salaries and equity-based compensation	67,708	54,828	12,880	23.5%
Auditing and professional fees	9,437	10,503	(1,066)	(10.1)%
Other general and administrative	18,238	19,543	(1,305)	(6.7)%
Total general and administrative	95,383	84,874	10,509	12.4%
Depreciation and amortization	44,258	31,466	12,792	40.7%
Total expenses	376,631	460,182	(83,551)	(18.2)%
Income (loss) from operations	151,175	(16,226)	167,401	(1,031.7)%
Equity in earnings (losses) of unconsolidated ventures	(2,738)	2,550	(5,288)	(207.4)%
Other income (loss)	4,162	—	4,162	NA
Unrealized gain (loss) on investments and other	(489,904)	(538,572)	48,668	(9.0)%
Realized gain on investments and other	78,782	145,722	(66,940)	(45.9)%
Gain from acquisitions	89	15,363	(15,274)	(99.4)%
Income (loss) from continuing operations	(258,434)	(391,163)	132,729	(33.9)%
Income (loss) from discontinued operations	(1,290)	(925)	(365)	39.5%
Gain (loss) on sale from discontinued operations	17,198	2,528	14,670	580.3%
Net income (loss)	$(242,526)	$(389,560)	$ 147,034	37.7%

Revenues

Interest Income

Interest income increased $79.7 million, primarily attributable to additional interest income related to the CSE CDO ($63.1 million of which $33.1 million relates to discount accretion on debt investments fully repaid, $16.3 million of discount accretion and $13.7 million of contractual interest), N-Star CDO IX ($36.2 million) and the CapLease CDO ($4.4 million); offset by $23.9 million of lower interest income related to lower average interest rates on loan modifications, non-performing real estate debt investments and lower comparable asset balances.

Rental and Escalation Income

Rental and escalation income decreased $2.8 million, primarily attributable to lower income related to the deconsolidation of Midwest Care Holdco TRS I LLC, or Midwest Holdings, ($18.5 million) and a transfer of a property to a lender foreclosure ($2.9 million), offset by an increase related to 2011 real estate acquisitions (via foreclosure) ($18.7 million).

Commission Income

Commission income represents income earned by us for selling equity in NSREIT through our broker-dealer subsidiary. The increase of $9.5 million is attributable to increased capital raised in 2011 in the non-listed REIT market.

Other Revenue

Other revenue decreased $2.6 million primarily due to the consolidation of N-Star CDO IX in July 2010 and the related elimination of related party interest and advisory fees ($3.0 million) partially offset by increases in various other fees such as exit fees, lease termination fees, draw fees and late fees ($0.4 million).

Expenses

Interest Expense

Interest expense increased $16.0 million, primarily attributable to additional interest expense related to the CapLease CDO ($3.6 million), full year interest expense in 2011 related to CSE CDO ($2.2 million) and N-Star CDO IX ($2.2 million) and our March 2011 issuance of 7.50% exchangeable senior notes ($10.4 million), offset by lower interest expense due to a property transferred to a lender ($2.8 million).

Real Estate Properties—Operating Expenses

Real estate properties operating expenses decreased $15.0 million, primarily attributable to lower costs associated with our deconsolidation of Midwest Holdings ($21.6 million) and return of property to a lender ($1.2 million), offset by increased costs related to 2011 real estate acquisitions (via foreclosure) ($8.2 million).

Asset Management Expenses

Asset management expenses increased $1.0 million, and consisted of costs related to managing our investment portfolio, such as legal and consulting fees for loan modifications and restructurings, and acquisition costs related to new investments.

Commission Expense

Commission expense represents the fees paid to broker-dealers with whom we have distribution agreements to raise capital in the non-listed REIT market. The increase of $7.4 million is the result of the increased capital raising velocity of NSREIT in 2011.

Impairment on Operating Real Estate

There was no impairment on operating real estate in 2011. Impairment on operating real estate for the year ended December 31, 2010 related to a partially vacant net lease property located in Cincinnati, Ohio.

Provision for Loan Losses

Provision for loan losses for the year ended December 31, 2011 decreased $115.5 million. Provision for loan losses of $53.0 million in 2011 related to 12 debt investments, and included $0.8 million for first mortgage loans, $22.9 million for subordinated mortgage interests and $29.3 million for mezzanine loans. Provision for loan losses for the year ended December 31, 2010 totaled $168.4 million for 19 debt investments, and included $25.2 million for first mortgage loans, $53.0 million for subordinated mortgage interests and $90.2 million for mezzanine loans.

Provision for Loss on Equity Investment

Provision for loss on equity investment for the year ended December 31, 2011 represented an impairment on our joint venture in a retail/entertainment complex located in East Rutherford, New Jersey, or NJ Property. There was no provision for loss on equity investment in 2010.

General and Administrative

General and administrative expenses increased by $10.5 million principally related to the following:

Compensation expense increased $12.9 million comprised of a $16.1 million increase resulting from higher staffing levels to accommodate our new investment activities, of which $2.5 million related to our broker-dealer, and a $5.6 million increase in equity compensation for the 2010 long-term incentive plan. This was offset by a decrease of $8.8 million primarily related to the equity compensation of the 2004 Omnibus Stock Incentive Plan becoming fully vested.

Auditing and professional fees decreased $1.1 million primarily related to legal fees for general corporate work.

Other general and administrative expenses decreased $1.3 million primarily due to lower corporate expenses.

Depreciation and Amortization

Depreciation and amortization expense increased $12.8 million, primarily related to 2011 real estate acquisitions (via foreclosure).

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) decreased $5.3 million, primarily attributable to the gain on sale in 2010 of our corporate lending venture ($8.5 million) and the deconsolidation of Midwest Holdings ($2.0 million); partially offset by decrease in losses from our investments in LandCap ($1.0 million), the NorthStar Real Estate Securities Opportunity Fund, or Securities Fund ($3.9 million) and the NJ Property ($0.3 million).

Other Income (Loss)

Other income (loss) increased $4.2 million, primarily comprised of $17.9 million related to the CSE CDO, $5.0 million related to N-Star CDO VII and $0.8 million related to the CapLease CDO; offset by a loss accrual of $20.0 million recorded in the third quarter 2011 related to a lawsuit as described in Liquidity and Capital Resources.

Unrealized Gain (Loss) on Investments and Other

The decrease in unrealized (losses) on investments and other for the year ended December 31, 2011 is primarily related to the non-cash change in fair value adjustments which represented a net unrealized loss of $387.3 million in 2011 versus a net unrealized loss of $431.9 million for the year ended December 31, 2010. The remaining difference is related net cash payments for interest rate swaps, which do not qualify for hedge accounting.

Realized Gain on Investments and Other

The realized gain of $78.8 million for the year ended December 31, 2011 consisted primarily of $117.4 million net realized gains from the sale of certain real estate debt investments and real estate securities and a net gain from the sale of timeshare units of $3.7 million; offset by $27.3 million loss on the repurchase of CDO debt; foreign currency remeasurement loss of $1.3 million, $2.8 million loss on interest rate swap terminations, $0.5 million loss on the deconsolidation of Midwest Holdings, $0.6 million loss on the forgiveness of debt and $9.8 million realized losses or write downs on certain real estate securities. The realized gain of $145.7 million for the year ended December 31, 2010 consisted primarily of $78.1 million net realized gains on the sale of certain CRE debt and security investments; $60.4 million realized gain from the repayment and extinguishment of our secured term loan; $7.5 million gain on the sale of our interest in our corporate lending venture; $0.4 million net realized gain on debt repurchases and a foreign currency remeasurement gain of $1.2 million; partially offset by realized losses of $0.3 million on interest rate swap terminations and $1.6 million related to realized losses or write downs on certain real estate securities.

Gain (Loss) from Acquisitions

Gain (loss) from acquisitions for the year ended December 31, 2011 relates to the CapLease CDO and the year ended December 31, 2010 relates to the CSE CDO.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations represents the operations of properties sold or classified as held for sale during the period for which the majority generated net operating losses. For the year ended December 31, 2011, the loss from discontinued operations principally related to a land parcel in Florida and a portfolio of 18 healthcare net lease assisted living facilities located in Wisconsin. For the year ended December 31, 2010, the loss from discontinued operations principally related to two land parcels, a multifamily property, two office properties, a portfolio of 18 healthcare net lease assisted living facilities located in Wisconsin and the leasehold interest in retail space in New York.

Gain (Loss) on Sale from Discontinued Operations

Gain (loss) on sale from discontinued operations for the year ended December 31, 2011 is principally comprised of the sale of a healthcare portfolio located in Wisconsin to a third-party investor representing a gain of $9.4 million, the sale of a retail property located in New York representing a gain of $5.0 million and the sale of a multifamily property in Georgia representing a gain of $2.9 million. Gain (loss) on sale from discontinued operations for the year ended December 31, 2010 is related to the sale of a leasehold interest in retail space located in New York for a gain of $2.5 million.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009 (amounts in thousands)

	Year Ended December 31,		Increase (decrease)	
	2010	2009	Amount	%
Revenues				
Interest income	$ 318,792	$ 142,213	$ 176,579	124.2%
Rental and escalation income	115,467	88,997	26,470	29.7%
Commission income	2,476	—	2,476	NA
Other revenue	7,221	25,438	(18,217)	(71.6)%
Total revenues	443,956	256,648	187,308	73.0%
Expenses				
Interest expense	126,210	116,133	10,077	8.7%
Real estate properties—operating expenses	37,565	14,560	23,005	158.0%
Asset management expenses	4,505	4,214	291	6.9%
Commission expense	1,867	—	1,867	NA
Impairment on operating real estate	5,249	—	5,249	NA
Provision for loan losses	168,446	83,745	84,701	101.1%
General and administrative				
Salaries and equity-based compensation	54,828	47,213	7,615	16.1%
Auditing and professional fees	10,503	9,186	1,317	14.3%
Other general and administrative	19,543	13,028	6,515	50.0%
Total general and administrative	84,874	69,427	15,447	22.2%
Depreciation and amortization	31,466	39,074	(7,608)	(19.5)%
Total expenses	460,182	327,153	133,029	40.7%
Income (loss) from operations	(16,226)	(70,505)	54,279	(77.0)%
Equity in earnings (losses) of unconsolidated ventures	2,550	(1,524)	4,074	267.3%
Unrealized gain (loss) on investments and other	(538,572)	(209,976)	(328,596)	156.5%
Realized gain on investments and other	145,722	128,461	17,261	13.4%
Gain (loss) from acquisition	15,363	—	15,363	NA
Income (loss) from continuing operations	(391,163)	(153,544)	(237,619)	154.8%
Income (loss) from discontinued operations	(925)	3,169	(4,094)	(129.2)%
Gain (loss) on sale from discontinued operations	2,528	13,799	(11,271)	(81.7)%
Net income (loss)	$(389,560)	$(136,576)	$(252,984)	185.2%

Revenues

Interest Income

Interest income increased $176.6 million, primarily attributable to additional interest income related to the consolidation of N-Star CDOs I, II, III, V and IX ($120.0 million), the CSE CDO ($67.2 million of which $26.7 million relates to contractual interest, $23.4 million of discount accretion on debt investments fully repaid and $17.1 million of discount accretion on remaining debt investments), offset by lower average interest rates on loan modifications and lower comparable asset balances ($10.6 million).

Rental and Escalation Income

Rental and escalation income increased $26.5 million, primarily attributable to increases related to the consolidation of Midwest Holdings ($46.6 million) and increased occupancy on certain properties ($0.7 million); offset by the sale of a healthcare portfolio ($9.0 million), lease expiration of a healthcare net lease tenant ($6.0 million), lower rents ($5.3 million) and the return of a property to a lender in 2009 ($0.5 million).

Commission Income

Commission income represents income earned by us for selling equity in NSREIT through our broker-dealer subsidiary. We began raising capital in 2010 in the non-listed REIT market.

Other Revenue

Other revenue decreased $18.2 million, primarily attributable to interest and advisory fee income recorded prior to the consolidation of N-Star CDOs I, II, III, and V ($20.7 million) partially offset by increases in advisory fees and various other fees, such as exit fees, lease termination fees, draw fees and late fees ($2.5 million).

Expenses

Interest Expense

Interest expense increased $10.1 million, primarily attributable to additional interest expense related to the consolidation of N-Star CDOs I, II, III, V and IX ($21.7 million), the CSE CDO ($4.8 million) and additional interest related to the Term Asset-Backed Securities Loan Facility, or TALF, program debt ($1.4 million). This increase was partially offset by lower interest expense related to the repayment of certain borrowings ($13.9 million) and bond and note repurchases ($4.0 million).

Real Estate Properties—Operating Expenses

Real estate property operating expenses increased $23.0 million, primarily attributable to the consolidation of Midwest Holdings ($32.3 million) offset by decreases related to the restructure of a healthcare portfolio ($7.1 million), a reduced real estate tax assessment ($1.4 million), reduced occupancy ($0.5 million) and the return of a property to a lender in 2009 ($0.3 million).

Asset Management Expenses

Asset management expenses increased $0.3 million and consisted of costs related to managing our investment portfolio, such as legal and consulting fees for loan modifications and restructurings, and acquisition costs related to new investments.

Commission Expense

Commission expense represents the fees paid to broker-dealers with whom we have distribution agreements to raise capital in the non-listed REIT market. We began raising capital in 2010 in the non-listed REIT market.

Impairment on Operating Real Estate

Impairment on operating real estate for the year ended December 31, 2010 totaled $5.2 million which is related to a partially vacant net lease property located in Cincinnati, Ohio. There was no impairment on operating real estate in 2009.

Provision for Loan Losses

Provision for loan losses for the year ended December 31, 2010 increased by $84.7 million. Provision for loan losses for the year ended December 31, 2010 totaled $168.4 million for 19 debt investments, and included $25.2 million for first mortgage loans, $52.9 million for subordinated mortgage interests and $90.3 million for mezzanine loans. Provision for loan losses for the year ended December 31, 2009 totaled $83.7 million for 15 debt investments and included $20.7 million for first mortgage loans, $16.0 million for subordinated mortgage interests and $47.0 million for mezzanine loans.

General and Administrative

General and administrative expenses increased $15.4 million primarily related to the following:

Compensation expense increased $7.6 million related to salaries and accrued cash incentive compensation resulting from higher staffing levels to accommodate our new investment activities, of which $3.0 million related to our broker-dealer, and accrued cash compensation related to our long-term incentive compensation plan ($11.1 million). This amount included a non-recurring expense of $3.5 million relating to the separation and consulting agreement with our former chief operating officer. In addition, equity-based compensation decreased $3.5 million related to awards issued under our 2004 Omnibus Stock Incentive Plan becoming fully vested.

Auditing and professional fees increased $1.3 million primarily attributable to legal fees for general corporate work.

Other general and administrative expenses increased $6.5 million primarily attributable to a surety bond fee on the Chatsworth, California property ($2.0 million); overhead costs for our Denver, Colorado and Bethesda, Maryland offices ($1.2 million); legal fees and other costs related to investment initiatives not consummated ($1.5 million); increased taxes related to Midwest Holdings ($0.8 million); increased costs relating to REO properties ($0.6 million) and costs associated with the CSE CDO ($0.4 million).

Depreciation and Amortization

Depreciation and amortization expense decreased $7.6 million primarily relating to the 2009 write-off of certain costs associated with the lease restructuring and termination of one operator in our healthcare portfolio.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) increased $4.1 million, primarily attributable to the gain on sale of assets in 2010 of our corporate lending venture ($8.5 million), a decrease in losses from our investments in LandCap ($1.2 million) and the Securities Fund ($2.4 million); partially offset by losses from our equity investments in the NJ Property ($2.9 million) and a decrease in earnings in Midwest Holdings as the result of its consolidation ($5.5 million).

Unrealized Gain (Loss) on Investments and Other

The increase in unrealized (losses) on investments and other for the year ended December 31, 2010 is primarily related to the non-cash change in fair value adjustments which represented a net unrealized loss of $431.9 million for the year ended December 31, 2010 versus a net unrealized loss of $152.4 million for the year ended December 31, 2009. The remaining difference is related to net cash payments for the interest rate swaps, which do not qualify for hedge accounting.

Realized Gain on Investments and Other

The realized gains of $145.7 million for the year ended December 31, 2010 consisted primarily of $78.1 million net realized gains of on the sale of certain CRE debt and security investments; $60.4 million realized gain from the repayment and extinguishment of our secured term loan; $7.5 million gain on the sale of our interest in our corporate lending venture; $0.4 million net realized gain on debt repurchases and a foreign currency remeasurement gain of $1.2 million; partially offset by realized losses of $0.3 million on interest rate swap terminations and $1.6 million related to realized losses or write downs on certain real estate securities. The realized gain of $128.5 million for the year ended December 31, 2009 consisted primarily of $59.7 million realized gain from the repurchase of $111.9 million principal of our 7.25% exchangeable senior notes and $19.3 million principal of our 11.5% exchangeable senior notes and $70.2 million net realized gains on the sale of certain real estate debt investments and real estate securities; partially offset by losses of $0.7 million on the abandonment of CDO bonds payable and a foreign currency remeasurement loss of $0.7 million.

Gain from Acquisition

Gain from acquisition for the year ended December 31, 2010 related to the CSE CDO. There were no gains from acquisitions in 2009.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations primarily represents the operations of properties sold or classified as held for sale during the period. For the year ended December 31, 2010, the loss from discontinued operations principally related to two land parcels, a multifamily property, two office properties, a portfolio of 18 healthcare net lease assisted living facilities located in Wisconsin and the leasehold interest in retail space located in New York. For the year ended December 31, 2009, the income from discontinued operations principally related to a portfolio of 18 healthcare net lease assisted living facilities located in North Carolina, a portfolio of 18 healthcare net lease assisted living facilities located in Wisconsin, an office property and a leasehold interest in retail space located in New York.

Gain on Sale from Discontinued Operations

In 2010, we sold a leasehold interest in retail space located in New York for a gain of $2.5 million. In 2009, we sold a portfolio of 18 healthcare net lease assisted living facilities for a gain of $13.8 million.

Liquidity and Capital Resources

We require significant capital to fund our investment activities and operating expenses. Our capital sources may include cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, financings secured by our assets such as mortgage notes and CDO bonds, long-term senior and subordinate corporate capital such as senior term loans, senior notes exchangeable into common stock, trust preferred securities and perpetual preferred and common stock.

We seek to meet our long-term liquidity requirements, including the repayment of borrowings and our investment funding needs, through existing cash resources, opportunistic issuances of debt or equity capital, including exchangeable notes, our existing CDO financing transactions and the liquidation or refinancing of assets. Nonetheless, our ability to meet a long-term (beyond one year) liquidity requirement may be subject to obtaining additional debt and equity financing. Any decision by our lenders and investors to provide us with financing will depend upon a number of factors, such as our compliance with the terms of our existing credit arrangements, our financial performance, industry or market trends, the general availability of and rates applicable to financing transactions, such lenders' and investors' resources and policies concerning the terms under which they make capital commitments and the relative attractiveness of alternative investment or lending opportunities.

As a REIT, we are required to distribute at least 90% of our annual REIT taxable income to our stockholders, including taxable income where we do not receive corresponding cash, and we intend to distribute all or substantially all of our REIT taxable income in order to comply with the REIT distribution requirements of the Internal Revenue Code and to avoid federal income tax and the non-deductible excise tax. In the past, we have maintained high unrestricted cash balances relative to the historical difference between our distributions and cash provided by operating activities. On a quarterly basis, our board of directors determines an appropriate common stock dividend based upon numerous factors, including AFFO, REIT qualification requirements, the amount of cash flows provided by operating activities, availability of existing cash balances, borrowing capacity under existing credit agreements, access to cash in the capital markets and other financing sources, our view of our ability to realize gains in the future through appreciation in the value of our assets, general economic conditions and economic conditions that more specifically impact our business or prospects. Future dividend levels are subject to adjustment based upon our evaluation of the factors described above, as well as other factors that our board of directors may, from time-to-time, deem relevant to consider when determining an appropriate common stock dividend.

We currently believe that our existing sources of funds should be adequate for purposes of meeting our short-term liquidity needs. At December 31, 2011, we had $145 million of unrestricted cash. In addition, we had $71 million of uninvested and available funds in our CDO financing transactions, which is available only for reinvestment and future funding commitments.

The reinvestment period for two of our CDO's (CSE CDO and N-Star CDO VIII) just ended in January 2012 and February 2012, respectively, while the reinvestment period for N-Star CDO IX ends in June 2012. During the reinvestment period, we are allowed to reinvest principal proceeds from the underlying collateral into qualifying replacement collateral without having to repay the liabilities. $636 million of our debt investments have their initial maturity date during 2012; however, many of these CRE debt investments contain extension options of at least one year. We also expect that a majority of the $285 million of debt investments having final maturities during 2012 may have their maturities extended beyond 2012 with the expectation that future periods will have more attractive economic conditions and cheaper debt capital available for refinancings. It is therefore difficult to estimate how much capital for reinvestment, if any, will be generated in our CDO financing transactions from debt repayments in 2012. To the extent we receive principal proceeds from the underlying collateral after the completion of the reinvestment period, such amounts is used to amortize the senior CDO bonds.

Our CDO financing transactions require that the underlying assets meet a collateral value coverage test (as defined by the indenture) in order for us to receive regular cash flow distributions. Rating downgrades and defaults of CMBS and other securities can reduce the deemed value of the security in measuring the collateral coverage, depending upon the level of downgrade. Also, defaults in our CRE debt investments can reduce the OC test. Failing such tests means that cash flow that would normally be distributed to us would be used to amortize the senior CDO bonds until the tests are back in compliance. While we have devoted a significant amount of resources to managing our existing investments, a poor economic environment and additional credit rating downgrades will make maintaining compliance with the CDO financing transactions more difficult. For more details related to our CDO financing OC tests, see "CDO Financing Structures" below.

Principal proceeds received after the reinvestment period and diversion of cash flows from failing OC tests results in delevering of the CDO financing transactions and increasing the weighted average cost of borrowings.

As set forth in our periodic reports filed with the SEC, one of our net lease investments was comprised of three office buildings totaling 257,000 square feet located in Chatsworth, California and was 100% leased to WaMu. The tenant vacated the buildings as of March 23, 2009 and the WaMu Leases were disaffirmed by the FDIC. In the third quarter of 2009, GECCMC, foreclosed on the property. On August 10, 2009, GECCMC filed a complaint against NNN and NRFC Sub Investor IV, which are our wholly-owned subsidiaries, in the Superior Court of the State of California, County of Los Angeles. In the complaint, GECCMC alleged, among other things, that the loan provided by GECCMC to NRFC Sub Investor IV, is a recourse obligation of NNN due to the FDIC's disaffirmance of the WaMu Leases. The judge presiding over the lawsuit has entered a judgment against NNN in the amount of approximately $46 million plus costs, attorneys' fees, prejudgment interests and accrued interest currently estimated to be approximately $6 million. NNN is vigorously pursuing an appeal of the decision. However, during the third quarter 2011 we engaged in settlement discussions with the GECCMC and, accordingly, in that quarter 2011 we have recorded a loss accrual related to the lawsuit in the amount of $20 million. If we were to settle the lawsuit for such amount, we would receive net proceeds of $6 million from the settlement through the return of its collateral under the Bond (as defined below). We continue to engage in settlement discussions, however, no assurances can be given that a settlement will be reached or the amount of such settlement. In connection with such appeal, pursuant to California law, NNN was required to post a bond in an amount equal to one and a half times the amount of the Judgment, or the Bond. Accordingly, we have entered into a standard General Agreement of Indemnity with an issuer of surety bonds. On January 7, 2011, as part of the Surety Agreement, in connection with the issuance of the Bond, we posted cash collateral equal to 38% of the amount of the Bond, or $26 million. In January 2012, we renewed the Bond with identical terms as currently exist.

On July 14, 2011, we repaid the $100 million preferred membership interest in NRF Healthcare, LLC, or NRF Healthcare, to Inland American Real Estate Trust, Inc. which had a 10.5% distribution rate. Such amount was funded using $25 million of proceeds generated from the sale of a healthcare net lease portfolio and $75 million of restricted cash from one of our CDOs.

We have committed to purchase up to $10 million of shares of NSREIT's common stock during the two-year period following commencement (concluding July 2012) of its continuous, public offering in the event that its distributions to stockholders exceeds its modified funds from operations. In connection with this commitment, we have purchased 253,202 shares for $2.3 million through December 31, 2011.

CDO Financing Structures

The following is a summary of our CRE debt CDO financing transactions as of December 31, 2011 (amounts in thousands):

Issue/Acquisition Date	N-Star IV Jun-05	N-Star VI Mar-06	N-Star VIII Dec-06	CSE Jul-10	CapLease Aug-11	Total
Balance sheet as of December 31, 2011(1)						
Assets, principal amount(2)	$421,377	$485,788	$953,491	$1,119,870	$184,278	**$3,164,804**
CDO bonds, principal amount(3)	283,720	324,740	585,050	895,381	164,908	**2,253,799**
Net assets	**$137,657**	**$161,048**	**$368,441**	**$ 224,489**	**$ 19,370**	**$ 911,005**
Principal amount of						
Original IG rated CDO bonds	$ 9,750	$ 26,925	$ 77,650	$ 91,529	$ —	**$ 205,854**
Original below IG rated CDO bonds	—	13,950	59,400	47,450	—	**120,800**
Total CDO bonds	**$ 9,750**	**$ 40,875**	**$137,050**	**$ 138,979**	**$ —**	**$ 326,654**
Weighted average original credit rating of original IG rated CDO bonds						**AA-/Aa3**
Weighted average purchase price of original IG rated CDO bonds						**30%**
CDO quarterly cash distributions and coverage tests(4)						
Equity notes and retained original below IG bonds	$ 1,786	$ 1,071	$ 5,303	$ 8,725	$ 475	**$ 17,360**
Collateral management fees	335	312	974	552	124	**2,297**
Interest coverage cushion(1)	1,872	1,050	2,869	9,270	397	
Overcollateralization cushion (shortfall)(1)	68,293	56,847	119,657	72,495	8,179	
At offering	19,808	17,412	42,193	(151,595)(5)	5,987	

(1) Based on remittance report issued on date nearest to December 31, 2011.

(2) Includes investments in N-Star issued CDO bond payable that are eliminated in consolidation.

(3) Includes CDO bonds payable to third parties or financed in N-Star CDOs.

(4) IC and OC coverage to the most constrained class.

(5) Based on trustee report as of June 24, 2010, closest to the date of acquisition.

The following is a summary of our CRE security CDO financing transactions as of December 31, 2011 (amounts in thousands):

Issue Date/Acquisition Date	N-Star I Aug-03	N-Star II Jul-04	N-Star III Mar-05	N-Star V Sep-05	N-Star VII Jun-06	N-Star IX Feb-07	Total
Balance sheet as of December 31, 2011(1)							
Assets, principal amount(2)	$210,182	$203,638	$402,083	$494,060	$679,366	$1,026,009	**$3,015,338**
CDO bonds, principal amount(3)	171,572	167,647	296,097	339,113	404,567	682,980	**2,061,976**
Net assets	**$ 38,610**	**$ 35,991**	**$105,986**	**$154,947**	**$274,799**	**$ 343,029**	**$ 953,362**
Principal amount of							
Original IG rated CDO bonds	$ 9,000	$ 3,500	$ 14,187	$ 24,201	$ 43,113	$ 75,980	**$ 169,981**
Original below IG rated CDO bonds	14,000	15,000	—	—	16,200	13,040	**58,240**
Total CDO bonds	**$ 23,000**	**$ 18,500**	**$ 14,187**	**$ 24,201**	**$ 59,313**	**$ 89,020**	**$ 228,221**
Weighted average original credit rating of original IG rated CDO bonds							**AA-/Aa3**
Weighted average purchase price of original IG rated CDO bonds							**33%**
CDO quarterly cash distributions and coverage tests(4)							
Equity notes and retained original below IG bonds	$ —	$ —	$ 1,878	$ —	$ 805	$ 2,629	**$ 5,312**
Collateral management fees	75	68	330	135	324	781	**1,713**
Interest coverage cushion (shortfall)(1)	(659)	(543)	1,933	(1,336)	(292)	1,447	
Overcollateralization cushion (shortfall)(1)	(22,580)	(26,832)	4,089	(63,614)	(19,409)	23,603	
At offering	8,687	10,944	13,610	12,940	13,966	24,516	

(1) Based on remittance report issued on date nearest to December 31, 2011.

(2) Includes investments in N-Star issued CDO bond payable that are eliminated in consolidation.

(3) Includes CDO bonds payable to third parties or financed in N-Star CDOs.

(4) IC and OC coverage to the most constrained class.

Currently, the reinvestment period for N-Star CDO IX, which remains open, ends in June 2012. At the end of the reinvestment period, our ability to maintain the OC and IC tests may be negatively impacted since we will not be able to reinvest principal in these CDOs. If the OC and IC tests are not met, periodic cash distributions would be diverted to amortize the senior bonds until the CDO is back in compliance with the tests. In such cases, this could decrease cash available to pay our dividend and affect compliance with REIT requirements.

Our CDOs are collateralized by CRE debt and securities, with a majority of our equity invested in our CRE debt CDOs. The CRE debt CDOs currently have larger OC cushions compared to the CRE securities CDOs. CRE debt investments are not subject to rating agency downgrades in calculating the OC tests, and as these investments were primarily directly originated by us, it provides for more control than a CMBS. However, we may have the ability to become the controlling class of a portion of our CMBS holdings in the future which will allow us to appoint ourselves special servicer of the underlying CMBS trust to earn additional fees and have more control over the outcome.

Currently, all of the N-Star CRE debt CDOs are in compliance with their OC and IC tests. Four of our N-Star securities CDOs (I, II, V and VII) are out of compliance with their respective OC tests and we expect that complying with OC and IC tests will continue to be difficult. However, we believe that certain of the CDOs currently out of compliance have the potential to return the original invested capital depending on the ultimate value of the collateral at the time of liquidation.

Exchangeable Senior Notes

In March 2011, our Operating Partnership issued $173 million of 7.50% exchangeable senior notes, or the 7.50% Notes. The 7.50% Notes were offered in a private offering exempt from registration in reliance on Rule 144A under the Securities Act of 1933, as amended. The 7.50% Notes pay interest semi-annually in arrears on March 15 and September 15, at a rate of 7.50% per annum, mature on March 15, 2031 and are redeemable, at our option, on and after March 15, 2016. The 7.50% Notes have an initial exchange rate representing an exchange price of $6.44 per share of our common stock, subject to adjustment under certain circumstances. The 7.50% Notes are senior unsecured obligations of our Operating Partnership and may be exchangeable at any time prior to the close of business on the second business day immediately preceding the maturity date for cash or common stock of ours, or a combination of cash and common stock of ours, at our option. We may be required to repurchase the 7.50% Notes upon the occurrence of certain events. The net proceeds from this offering were $163 million.

Debt Repurchases

During the year ended December 31, 2011, we repurchased $301 million principal amount of our N-Star CDO bonds payable with $112 million of unrestricted cash, including $77 million principal amount of our CDO bonds for $22 million of unrestricted cash which was previously financed in our N-Star CDOs. Additionally, during 2011, we repurchased $73 million principal amount of our exchangeable senior notes with $75 million of unrestricted cash. We realized a net loss associated with such repurchases of $27 million for the year ended December 31, 2011.

Settlement of Mortgage Note

We owned a partially vacant net lease property located in Cincinnati, Ohio. In November 2010, the mortgage lender declared a payment default and, in December 2010, began foreclosure proceedings on the property. In April 2011, we transferred the property to the lender. We paid the lender $3 million mainly for settlement of certain tenant improvements and leasing commission obligations, which was recorded in realized gain (loss) on investments or other in the consolidated statement of operations.

CMBS Facility

In October 2011, we, through one of our wholly-owned subsidiaries, entered into a master repurchase and securities contract, or the CMBS Facility, with Wells Fargo. The $100 million CMBS Facility finances the acquisition of AAA-rated CMBS and has an initial term of two years with a one-year extension option at our election subject to certain conditions. Borrowings accrue interest at a per annum pricing rate equal to 1.65%, subject to adjustment. We paid an upfront fee of 0.5% based on the total commitment and will not incur any unused fees.

As of December 31, 2011, we purchased $73 million principal amount of CMBS with a weighted average yield of 4.1% initially financed with $66 million at a weighted average financing cost over the expected life of 1.9%, resulting in an expected return on invested equity of over 20%.

CRE Debt Facility

In November 2011, we, through one of our wholly-owned subsidiaries, entered into a master repurchase and securities contract, or Loan Facility, with Wells Fargo. The $100 million Loan Facility will be used to finance the origination of CRE first mortgage loans and has an initial term of two years with two one-year extension option at our election. Borrowings accrue interest at a range of LIBOR plus 2.25% to 3.00% per annum with advance rates of up to 75%, depending on asset type and characteristics. We paid an upfront fee of 0.5% of the total commitment and will not incur any unused fees. We have no outstanding borrowings with respect to the Loan Facility as of December 31, 2011.

The Loan Facility and CMBS Facility contain a liquidity covenant that requires us to maintain an aggregate of $45 million of unrestricted cash to provide credit support for the borrowings.

Cash Flows

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash provided by operating activities was $64 million for the year ended December 31, 2011 compared to $36 million for the year ended December 31, 2010. The increase in net cash provided was primarily due to higher net cash received from CSE CDO and new investments made in 2011, partially offset by increased overhead related to our newly formed broker-dealer subsidiary.

Net cash provided by investing activities was $221 million for the year ended December 31, 2011 compared to $119 million for the year ended December 31, 2010. The primary sources of cash flow were the sale of real estate debt investments and repayments from real estate debt and securities and the proceeds from sales of operating real estate, partially offset by originations and acquisitions of real estate debt investments.

Net cash (used in) financing activities was $266 million for the year ended December 31, 2011 compared to $168 million for the year ended December 31, 2010. The primary uses in 2011 were the debt repurchases and repayments of $781 million, the repayment of the $100 million preferred membership interest in NRF Healthcare, swap settlement of $27 million, payment of dividends (common and preferred) of $60 million; offset by sources from the issuance of $173 million of the 7.5% exchangeable senior notes, $73 million from common stock offering, $165 million of borrowings on mortgage notes, credit facilities and CDO bonds payable and $273 million from other sources of financing. The primary source of cash flow (used in) financing activities in 2010 was the repayment of a secured term loan, and CDO bonds payable, partially offset by proceeds from the sale of exchangeable notes.

Year ended December 31, 2010 compared to year ended December 31, 2009

The net cash provided by operating activities was $36 million for the year ended December 31, 2010 compared to $55 million for the December 31, 2009. The decrease was primarily due to increased overhead in 2010 from our newly formed broker-dealer subsidiary, the deconsolidation of our healthcare management business, the maturity of a $500 million interest rate swap in the second half of 2009 under which we paid one-month LIBOR and received a 3.03% fixed rate and lower spreads on our CRE debt investments which decreased interest income generated from our asset base. The decrease was partially offset by interest income from the CSE CDO and the N-Star CDO IX.

The net cash flow provided by investing activities was $119 million for the year ended December 31, 2010 compared to $123 million for the year ended December 31, 2009. The primary source of cash flow in 2010 was proceeds from the sale of real estate debt investments, real estate debt repayments and the disposition of real estate securities. The primary sources of cash flow in 2009 were proceeds from the sale and repayments of real estate securities and real estate debt investments and proceeds from the sale of a portfolio of healthcare-related net lease properties.

The net cash flow used by financing activities was $168 million for the year ended December 31, 2010 compared to $173 million for the year ended December 31, 2009. The primary use of cash flow in 2010 was the repayment of our secured term loan and certain of our CDO bonds payable. The primary use of cash flow in 2009 was related to repayments on our secured term loan, mortgage notes and credit facilities and CDO bond repurchases and repayments.

Contractual Obligations and Commitments

As of December 31, 2011, we had the following contractual obligations and commitments (amounts in thousands):

	Payments Due by Period				
	Total	1 year or less	2-3 years	4-5 years	After 5 years
Contractual Obligations:					
CDO bonds payable	$4,125,769	$ —	$ —	$ —	$4,125,769
Mortgage notes payable	783,257	22,985	53,515	232,882	473,875
Credit facility	64,259		64,259	—	—
Secured term loans	14,682	—	14,682	—	—
Exchangeable senior notes(1)	228,665	20,455	35,710	172,500	—
Junior subordinated notes	280,117	—	—	—	280,117
Operating leases	59,031	6,557	12,764	12,222	27,488
Outstanding unfunded commitments(2)	55,658	40,666	12,566	2,326	100
Estimated interest payments(3)	523,975	125,627	226,886	142,372	29,090
Total contractual obligations	$6,135,413	$216,290	$420,382	$562,302	$4,936,439

(1) The 7.25% Notes and 7.50% Notes have a final maturity date of June 15, 2027 and March 15, 2031, respectively. The above table reflects the holders' repurchase rights which may require us to repurchase the 7.25% Notes and 7.50% Notes on June 15, 2012 and March 15, 2016, respectively.

(2) Our future funding commitments, which are subject to certain conditions that borrowers must meet to qualify for such fundings, of which a minimum of $52 million will be funded within our existing CDOs. Fundings are categorized by estimated funding period. Assuming that all debt investments that have future fundings meet the terms to qualify for such funding, our equity requirement on the remaining future funding requirements would be $4 million over the next four years.

(3) Estimated interest payments are based on the weighted average life of the borrowings. Applicable LIBOR convention plus the respective spread as of December 31, 2011 was used to estimate payments for our floating-rate debt.

We are currently in compliance with all covenants of our borrowing arrangements.

Off Balance Sheet Arrangements

We have the following arrangements which do not meet the definition of off-balance sheet arrangements, but do have some of the characteristics of off-balance sheet arrangements. We have made investments in various unconsolidated ventures. See "Note 8. Investment in and Advances to Unconsolidated Ventures" for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.

Related Party Transactions

Advisory and Other Fees

We have agreements with each of our N-Star CDOs and the CSE and CapLease CDOs to perform certain advisory services. The advisory fee income related to all of the CDO financing transactions are eliminated as a result of the consolidation of the respective CDO financing transactions.

We have an agreement with NSREIT to manage its day-to-day affairs, including identifying, originating and acquiring investments on behalf of NSREIT. We earn fees for our advisory services. For the years ended December 31, 2011 and 2010, we earned $1 million and an immaterial amount of fees on these agreements, respectively. Additionally, we incur costs on behalf of NSREIT and Senior Care which are reimbursed subsequently to us by these managed entities. As of December 31, 2011, we had unreimbursed costs of $4 million from NSREIT and $2 million from Senior Care.

Legacy Fund

We have two real estate debt investments with a subsidiary of Legacy Partners Realty Fund I, LLC, or the Legacy Fund, as borrower. One loan of $15 million matures in April 2013 and has two one-year extension options. The total interest rate is LIBOR + 7.50%, of which LIBOR + 3.00% is current pay. The other loan of $19.2 million had an initial maturity of January 2012 and is in the process of being modified. One of our directors, Preston Butcher, is the chairman of the board of directors and chief executive officer and owns a significant interest in Legacy Partners Commercial, LLC, which indirectly owns an equity interest in, and owns the manager of, the Legacy Fund. In addition, we lease office space in Colorado with an affiliate of Legacy Fund under an operating lease through December 18, 2015. We have the option to renew the lease for an additional five years.

Hard Rock Hotel Loan

We own an $89 million mezzanine loan backed by the Hard Rock Hotel and Casino in Las Vegas, Nevada. Prior to a modification of the loan in March 2011, Morgans Hotel Group, or Morgans, was a minority partner in the joint venture owning the hotel. David Hamamoto, our chairman and chief executive officer, is the executive chairman of the board of Morgans. Morgans no longer has any interest in the hotel.

Recent Developments

Dividends

On February 15, 2012, we declared a dividend of $0.135 per share of common stock. The common stock dividend will be paid on March 2, 2012 to stockholders of record as of the close of business on February 27, 2012. On January 30, 2012, we declared a dividend of $0.54688 per share of Series A preferred stock and $0.51563 per share of Series B preferred stock. The Series A and Series B preferred dividends were paid on February 15, 2012, to the stockholders of record as of the close of business on February 9, 2012.

Inflation

We believe that most inflationary increases in expenses will be offset by the expense reimbursements and contractual rent increases described below assuming we maintain high occupancy. The tenant leases to our net lease properties are either:

- net leases where the tenants are responsible for all or a significant portion of the real estate taxes, insurance and operating expenses and the leases provide for increases in rent either based on changes in the Consumer Price Index, or CPI, or pre-negotiated increases; or
- operating leases which provide for separate escalations of real estate taxes and operating expenses over a base amount, and/or increases in the base rent based on changes in the CPI.

We believe that the risk associated with an increase in market interest rates on the floating-rate debt used to finance our assets in our CDO financing transactions and our direct investments in real estate debt, will be largely offset by our strategy of matching the terms of our assets with the terms of our liabilities and through our use of hedging instruments.

Refer to "Quantitative and Qualitative Disclosures About Market Risk" for additional details.

Non-GAAP Financial Measures

Funds from Operations and Adjusted Funds from Operations

Management believes that funds from operations, or FFO, and AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated ventures. NAREIT recently clarified its computation of FFO to exclude impairment charges on depreciable property owned directly or indirectly. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

- normalized recurring expenditures that are capitalized by us and then amortized, but which are necessary to maintain our properties and revenue stream, e.g., leasing commissions and tenant improvement allowances;
- an adjustment to reverse the effects of the straight-lining of rent income and expense and fair value lease revenue;
- the amortization or accrual of various deferred costs including intangible assets and equity-based compensation;
- an adjustment to reverse the effects of unrealized gains (losses); and
- an adjustment to reverse the effects of acquisition gains or losses.

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses, such as real estate depreciation, which assumes that the value of real estate assets diminishes predictably over time and, in the case of AFFO, equity-based compensation. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with U.S. GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and AFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Set forth below is a reconciliation of FFO and AFFO to income (loss) from continuing operations before non-controlling interest in our Operating Partnership for years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

	Year Ended December 31,		
	2011	2010	2009
Funds from Operations:			
Income (loss) from continuing operations	$(258,434)	$(391,163)	$(153,544)
Non-controlling interests(1)	(7,165)	(10,845)	(9,555)
Net income (loss) before non-controlling interest in Operating Partnership	(265,599)	(402,008)	(163,099)
Adjustments:			
Preferred stock dividends	(20,925)	(20,925)	(20,925)
Depreciation and amortization	41,156	31,466	39,074
Funds from discontinued operations	(499)	1,759	7,988
Real estate depreciation and amortization, unconsolidated ventures	853	948	1,088
Funds from Operations(2)	(245,014)	(388,760)	(135,874)
Adjusted Funds from Operations:			
Funds from Operations	(245,014)	(388,760)	(135,874)
Straight-line rental income, net	(2,762)	(1,427)	(2,276)
Straight-line rental income/expense and fair value lease revenue, unconsolidated ventures	930	(81)	(143)
Amortization of above/below market leases	(891)	(905)	(801)
Amortization of equity-based compensation	11,682	16,991	20,474
Unrealized (gain) loss from fair value adjustments	385,513	437,691	188,887
Unrealized loss from fair value adjustments, unconsolidated ventures	—	3,357	12,276
Gain from acquisitions	(89)	(15,363)	—
Adjusted Funds from Operations(2)	$ 149,369	$ 51,503	$ 82,543

(1) Amount excludes non-controlling limited partner interests in our Operating Partnership.

(2) Pursuant to the recent change to FFO, when adding back impairment on depreciable real estate, FFO and AFFO would have been $(382.3) million and $57.9 million, respectively, for the year ended December 31, 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are primarily subject to interest rate risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.

Interest Rate Risk

Changes in interest rates affect our net interest income, which is the difference between the income earned on assets and the interest expense incurred in connection with our borrowings and hedges.

Our debt and security investments bear interest at either a floating or fixed-rate. The interest rates on our floating-rate assets typically float at a fixed spread over an index such as LIBOR, and typically reprice every 30 days based on LIBOR in effect at the time. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

Our general financing strategy has focused on the use of "match-funded" structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. Substantially all of our investments are financed with either CDO borrowings or non-recourse mortgage notes. In addition, we match interest rates on our assets with like-kind borrowings, so fixed-rate assets are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because on certain investments, we maintain a net floating-rate asset position, and therefore our income will increase with increases in interest rates, and decrease with declines in interest rates. As of December 31, 2011, a hypothetical 100 basis point increase in interest rates applied to our variable-rate assets would increase annual interest income by $26 million offset by an increase in interest expense of $22 million on our variable-rate liabilities.

Changes in interest rates could affect the value of our fixed-rate real estate debt and security investments and our net lease properties. For example, increasing interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate assets in order to adjust their yields to current market levels. In addition, the value of our net lease properties may be influenced by changes in interest rates and credit spreads (as discussed below) because value is typically derived by discounting expected future cash flows generated by the property using interest rates (such as the 10-year U.S. Treasury Note yield) plus a risk premium based on the property type and creditworthiness of the tenants. Lower risk-free rates generally result in lower discount rates and therefore higher valuations, and vice versa, although the scarcity of financing for net lease properties and investor concerns over commercial real estate generally have recently decreased commercial real estate valuations, including valuations for net lease properties.

Changes in interest rates and credit spreads may also impact our net book value as almost all of our investments in real estate securities are marked-to-market each quarter with changes in fair value reflected in unrealized gains (losses). Generally, as interest rates increase, the value of fixed-rate securities within our CDO financing transaction, such as CMBS, decreases and as interest rates decrease, the value of these securities will increase. Conversely, we mark our CDO borrowings and related interest rate swaps to market which may cause a partial offset to the income and balance sheet impact of marking the real estate securities to market. Additionally, changes in unrealized gains (losses) do not directly affect our operating cash flows or our ability to pay a dividend to stockholders. Changes in fair value of our real estate securities portfolio could impact our ability to realize gains on such securities.

We use derivative instruments primarily to manage interest rate exposure. These derivatives are typically in the form of interest rate swap agreements and the primary objective is to minimize interest rate risks associated with our investments and financing activities. The counterparties of these arrangements are major financial institutions with which we may also have other financial relationships. We are exposed to credit risk in the event of non-performance by these counterparties and we monitor their financial condition. As of December 31, 2011, our counterparties do not hold any cash margin as collateral against our swap contracts. As of December 31, 2011, all of our derivatives do not qualify for hedge accounting treatment, therefore, gains (losses) resulting from their fair value measurement at the end of each reporting period are recognized as an increase or decrease in unrealized gain (loss) on investments and other in our consolidated statements of operations. In addition, we are, and may in the future be, subject to additional expense based on the notional amount of the derivatives and a specified spread over LIBOR. Because the fair value of these instruments can vary significantly between periods, we may experience significant fluctuations in the amount of our unrealized gain (loss) in any given period. During the year ended December 31, 2011, we recognized $38 million of unrealized loss from derivative.

Credit Spread Risk

The value of our fixed and floating-rate investments also change with market credit spreads. This means that when market-demanded risk premiums, or credit spreads, increase, the value of our fixed and floating-rate assets decrease and vice versa. The fixed-rate securities, debt investments and net lease properties are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate security and debt investments are valued based on a market credit spread over LIBOR. Excessive supply of these investments combined with reduced demand will generally cause the market to require a higher yield on these investments, resulting in the use of a higher or "wider" spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or "tighten," the value of these assets should increase.

Market credit spreads are currently much wider than existed at the time we originated or acquired a majority of our investments. These market spreads imply that investment for which we did not elect fair value option, primarily our real estate debt and net lease investments, may be worth less than the amounts at which we carry these investments on our consolidated balance sheet. However, we typically financed these investments with borrowings priced in similar credit environment and intend to hold them to maturity, and therefore, we do not believe that intra- and inter-period changes in value caused by changing credit spreads materially impacts the economics associated with our investment.

Credit Risk

Credit risk in our real estate debt and security investments relates to each individual borrower's ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through a comprehensive credit analysis prior to making an investment, actively monitoring our asset portfolio and the underlying credit quality of our holdings and subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction.

CMBS investments financed with our credit facility are AAA-rated while most of our other CMBS investments are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. Further, to the extent we become the controlling classholder in the future for a CMBS investment, we expect that we would appoint ourselves special servicer which would enable us more control over restructuring of underlying collateral within a securitization. The senior unsecured REIT debt we invest in reflects comparable credit risk. The underlying real estate securities to our CDO note investments are diversified by asset type, industry, location and issuer. We further seek to minimize credit risk by monitoring the CDO note investments and the underlying credit quality of their holdings. Our debt investments are collateral dependent, meaning the principal source of repayment is from a sale or refinancing of the collateral securing our debt. In the event that a borrower cannot repay our debt, we may exercise our remedies under the debt agreements, which may include a foreclosure against the collateral. We describe many of the options available to us in this situation in "Risk Management" section of this Annual Report. To the extent the value of our collateral exceeds the amount of our debt (including all debt senior to us) and the expense we incur in collecting the debt, we would collect 100% of our debt amount. To the extent the amount of our debt investments plus all senior debt to our position exceeds the realizable value to our collateral, then we would incur a loss.

We are subject to the credit risk of the corporate lessee of our net lease properties, including the operators of healthcare properties. We undertake a rigorous credit evaluation of each tenant and healthcare operator prior to acquiring net lease properties. This analysis includes an extensive due diligence investigation of the tenant's business as well as assessment of the strategic importance of the underlying real estate to the tenant's core business operations. Where appropriate, we may seek to augment the tenant's commitment to the facility by structuring various credit enhancement mechanisms into the underlying leases. These mechanisms could include security deposit requirements or guarantees from entities we deem creditworthy. In addition, we actively monitor lease coverage at each facility within our healthcare portfolio. However, a portion of our portfolio derives revenues from government sources, notably Medicaid or Medicare. Recently announced and potential future changes to these programs may have a material impact on the valuation and financial performance of this portion of our portfolio.

CONTROLS AND PROCEDURES

Attached as exhibits to our 2011 Form 10-K are certifications of the Company's Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and procedures evaluation referred to in the certifications. Part II, Item 8. of our 2011 Form 10-K sets forth the report of Grant Thornton LLP, our independent registered public accounting firm, regarding its audit of the Company's internal control over financial reporting set forth below in this section. This section should be read in conjunction with the certifications and the Grant Thornton LLP report for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the 1934 Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company's management conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Internal Control over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011 based on the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

(b) Attestation report of the registered public accounting firm.

Our independent registered public accounting firm, Grant Thornton LLP, independently assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. Grant Thornton has issued an attestation report, which is included in Part II, Item 8. of our 2011 Form 10-K.

(c) Changes in internal control over financial reporting.

There have been no changes in the Company's internal control over financial reporting during the most recent quarter ended December 31, 2011 that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NorthStar Realty Finance Corp.

We have audited the accompanying consolidated balance sheets of NorthStar Realty Finance Corp. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic financial statements included the financial statement schedules, (Schedules II, III and IV) listed in the Index at Item 15 of the financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Realty Finance Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NorthStar Realty Finance Corp. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

New York, New York
February 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NorthStar Realty Finance Corp.

We have audited NorthStar Realty Finance Corp. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NorthStar Realty Finance Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NorthStar Realty Finance Corp. and subsidiaries' as of December 31, 2011 and 2010 and the related consolidated statements of operations, equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

New York, New York
February 17, 2012

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share Data)

	December 31, 2011	December 31, 2010
Assets		
VIE Financing Structures		
Restricted cash	$ 261,295	$ 263,314
Operating real estate, net	313,227	—
Real estate securities, available for sale	1,358,282	1,687,793
Real estate debt investments, net	1,631,856	1,668,188
Real estate debt investments, held for sale	—	18,661
Investments in and advances to unconsolidated ventures	60,352	72,536
Receivables, net of allowance of $1,179 in 2011 and $824 in 2010	22,530	26,419
Derivative assets, at fair value	61	42
Deferred costs and intangible assets, net	47,499	—
Assets of properties held for sale	3,198	13,141
Other assets	23,135	15,059
	3,721,435	3,765,153
Non-VIE Financing Structures		
Cash and cash equivalents	144,508	125,439
Restricted cash	37,069	46,070
Operating real estate, net	776,222	938,062
Real estate securities, available for sale	115,023	3,261
Real estate debt investments, net	78,726	153,576
Investments in and advances to unconsolidated ventures	33,205	27,456
Receivables, net of allowance of $0 in 2011 and $1,818 in 2010	8,958	5,910
Receivables, related parties	5,979	3,377
Unbilled rent receivable	11,891	10,404
Derivative assets, at fair value	5,674	17
Deferred costs and intangible assets, net	50,885	56,665
Other assets	16,862	16,601
	1,285,002	1,386,838
Total assets	$5,006,437	$5,151,991
Liabilities		
VIE Financing Structures		
CDO bonds payable	$2,273,907	$2,258,805
Mortgage notes payable	228,525	—
Secured term loan	14,682	14,682
Accounts payable and accrued expenses	15,754	15,668
Escrow deposits payable	52,660	60,163
Derivative liabilities, at fair value	226,481	190,993
Liabilities of properties held for sale	—	131
Other liabilities	55,007	8,654
	2,867,016	2,549,096
Non-VIE Financing Structures		
Mortgage notes payable	554,732	803,114
Credit facility	64,259	—
Secured term loan	—	22,199
Exchangeable senior notes	215,853	126,889
Junior subordinated notes, at fair value	157,168	191,250
Accounts payable and accrued expenses	50,868	34,151
Escrow deposits payable	196	548
Derivative liabilities, at fair value	8,193	29,696
Other liabilities	48,538	22,535
	1,099,807	1,230,382
Total liabilities	3,966,823	3,779,478
Contingently redeemable non-controlling interest	—	94,822
Commitments and contingencies (see Note 15)		
Equity		
NorthStar Realty Finance Corp. Stockholders' Equity		
Preferred stock, $250,000 aggregate liquidation preference as of December 31, 2011 and 2010	241,372	241,372
Common stock, $0.01 par value, 500,000,000 shares authorized, 96,044,383 and 78,104,753 shares issued and outstanding at December 31, 2011 and 2010, respectively	960	781
Additional paid-in capital	809,826	723,102
Retained earnings (accumulated deficit)	(8,626)	293,382
Accumulated other comprehensive income (loss)	(36,160)	(36,119)
Total NorthStar Realty Finance Corp. stockholders' equity	1,007,372	1,222,518
Non-controlling interests	32,242	55,173
Total equity	1,039,614	1,277,691
Total liabilities and equity	$5,006,437	$5,151,991

See accompanying notes to consolidated financial statements.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Share and Per Share Data)

	Year Ended December 31,		
	2011	2010	2009
Revenues			
Interest income	$ 398,483	$ 318,792	$ 142,213
Rental and escalation income	112,697	115,467	88,997
Commission income	12,024	2,476	—
Other revenue (see Note 10)	4,602	7,221	25,438
Total revenues	527,806	443,956	256,648
Expenses			
Interest expense	142,220	126,210	116,133
Real estate properties—operating expenses	22,531	37,565	14,560
Asset management expenses	5,538	4,505	4,214
Commission expense	9,239	1,867	—
Impairment on operating real estate	—	5,249	—
Provision for loan losses	52,980	168,446	83,745
Provision for loss on equity investment	4,482	—	—
General and administrative			
Salaries and equity-based compensation(1)	67,708	54,828	47,213
Auditing and professional fees	9,437	10,503	9,186
Other general and administrative	18,238	19,543	13,028
Total general and administrative	95,383	84,874	69,427
Depreciation and amortization	44,258	31,466	39,074
Total expenses	376,631	460,182	327,153
Income (loss) from operations	151,175	(16,226)	(70,505)
Equity in earnings (losses) of unconsolidated ventures	(2,738)	2,550	(1,524)
Other income (loss)	4,162	—	—
Unrealized gain (loss) on investments and other	(489,904)	(538,572)	(209,976)
Realized gain (loss) on investments and other	78,782	145,722	128,461
Gain from acquisitions	89	15,363	—
Income (loss) from continuing operations	(258,434)	(391,163)	(153,544)
Income (loss) from discontinued operations	(1,290)	(925)	3,169
Gain (loss) on sale from discontinued operations	17,198	2,528	13,799
Net income (loss)	(242,526)	(389,560)	(136,576)
Less: net (income) loss allocated to non-controlling interests	5,615	15,019	6,293
Preferred stock dividends	(20,925)	(20,925)	(20,925)
Contingently redeemable non-controlling interest accretion	(5,178)	—	—
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	$ (263,014)	$ (395,466)	$ (151,208)
Net income (loss) per share from continuing operations (basic/diluted)	$ (3.12)	$ (5.19)	$ (2.41)
Income (loss) per share from discontinued operations (basic/diluted)	(0.01)	(0.01)	0.05
Gain per share on sale of discontinued operations (basic/diluted)	0.19	0.03	0.20
Net income (loss) per common share attributable to NorthStar Realty Finance Corp. common stockholders (basic/diluted)	$ (2.94)	$ (5.17)	$ (2.16)
Weighted average number of shares of common stock:			
Basic	89,348,670	76,552,702	69,869,717
Diluted	93,627,456	82,842,990	77,193,083

(1) The years ended December 31, 2011, 2010 and 2009 include $11.7 million, $17.0 million and $20.5 million, respectively, of equity-based compensation expense. The year ended December 31, 2010 includes $3.5 million of cash compensation expense and $1.0 million of equity-based compensation expense relating to a separation and consulting agreement with a former executive.

See accompanying notes to consolidated financial statements.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in Thousands)

	Year Ended December 31,		
	2011	2010	2009
Net income (loss)	$(242,526)	$(389,560)	$(136,576)
Other comprehensive income (loss):			
Unrealized gain (loss) on real estate securities, available for sale	(7,506)	13,352	(9,949)
Change in fair value of derivative instruments	—	(3,448)	6,232
Reclassification adjustment for gains (losses) included in net income (loss)	7,491	6,605	5,589
Total other comprehensive income (loss)	(15)	16,509	1,872
Comprehensive income (loss)	(242,541)	(373,051)	(134,704)
Less: Comprehensive (income) loss attributable to non-controlling interests	5,590	13,730	6,094
Comprehensive income (loss) attributable to NorthStar Realty Finance Corp.	$(236,951)	$(359,321)	$(128,610)

See accompanying notes to consolidated financial statements.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in Thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total NorthStar Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount	Shares	Amount							
Balance at December 31, 2008	10,000	$241,372	62,907	$634	$620,028	$(1,384)	$ 648,860	$(94,343)	$1,415,167	$103,771	$1,518,938
Dividend reinvestment and stock purchase plan	—	—	80	1	276	—	—	—	277	—	277
Stock awards/LTIP awards	—	—	94	1	300	—	—	—	301	20,172	20,473
Restricted share grant	—	—	15	—	1	—	—	—	1	—	1
Proceeds from equity distribution agreement	—	—	7,327	69	23,998	1,384	—	—	25,451	—	25,451
Equity component of warrants	—	—	—	—	117	—	—	—	117	—	117
Equity component of exchangeable notes	—	—	—	—	(4,321)	—	—	—	(4,321)	—	(4,321)
Other comprehensive income (loss)	—	—	—	—	—	—	—	1,673	1,673	199	1,872
Conversion of LTIP units	—	—	744	7	12,013	—	—	—	12,020	(12,020)	—
Stock dividends	—	—	3,716	37	10,610	—	(9,607)	—	1,040	(1,040)	—
Cash dividends on common stock	—	—	—	—	—	—	(27,133)	—	(27,133)	(15,957)	(43,090)
Cash dividends on preferred stock	—	—	—	—	—	—	(20,925)	—	(20,925)	—	(20,925)
Redemption of membership interest	—	—	—	—	(214)	—	—	—	(214)	—	(214)
Equity in unconsolidated ventures	—	—	—	—	—	—	—	—	—	1,815	1,815
Net income (loss)	—	—					(130,283)	—	(130,283)	(6,293)	(136,576)
Balance at December 31, 2009	10,000	$241,372	74,883	$749	$662,808	$ —	$ 460,912	$(92,670)	$1,273,171	$ 90,647	$1,363,818
VIE consolidation beginning balance adjustments	—	$ —	—	$ —	$ —	$ —	$ 110,793	$ 41,332	$ 152,125	$ 30,535	$ 182,660
Acquisition of N-Star IX	—	—	—	—	—	—	147,626	—	147,626	—	147,626
Amortization of equity-based compensation	—	—	—	—	17	—	—	—	17	16,673	16,690
Non-controlling interest contribution to joint venture	—	—	—	—	—	—	—	—	—	11,336	11,336
Dividend reinvestment and stock purchase plan	—	—	92	1	282	—	—	—	283	—	283
Stock awards/LTIP awards	—	—	99	1	299	—	—	—	300	—	300
Equity component of warrants	—	—	—	—	61	—	—	—	61	—	61
Other comprehensive income (loss)	—	—	—	—	—	—	—	15,219	15,219	1,290	16,509
Conversion of LTIP units	—	—	3,031	30	61,445	—	—	—	61,475	(61,475)	—
Cash dividends on common stock	—	—	—	—	—	—	(30,483)	—	(30,483)	(8,299)	(38,782)
Cash dividends on preferred stock	—	—	—	—	—	—	(20,925)	—	(20,925)	—	(20,925)
Redemption of membership interest	—	—	—	—	(1,810)	—	—	—	(1,810)	1,800	(10)
Equity in unconsolidated ventures	—	—	—	—	—	—	—	—	—	(1,815)	(1,815)
Net income (loss)	—	—	—	—	—	—	(374,541)	—	(374,541)	(25,519)	(400,060)
Balance at December 31, 2010	10,000	$241,372	78,105	$781	$723,102	$ —	$ 293,382	$(36,119)	$1,222,518	$ 55,173	$1,277,691
Net proceeds from offering of common stock	—	$ —	17,250	$173	$ 69,132	$ —	$ —	$ —	$ 69,305	$ —	$ 69,305
Reclassification of equity compensation to liability	—	—	—	—	—	—	—	—	—	(2,136)	(2,136)
Non-controlling interest contribution to joint venture	—	—	—	—	—	—	—	—	—	144	144
Non-controlling interest distributions	—	—	—	—	—	—	—	—	—	(13,202)	(13,202)
Dividend reinvestment and stock purchase plan	—	—	62	—	264	—	—	—	264	—	264
Amortization of equity-based compensation	—	—	—	—	17	—	—	—	17	11,665	11,682
Contingently redeemable non-controlling interest accretion	—	—	—	—	—	—	(5,178)	—	(5,178)	—	(5,178)
Equity component of exchangeable notes	—	—	—	—	10,971	—	—	—	10,971	—	10,971
Other comprehensive income (loss)	—	—	—	—	—	—	—	(41)	(41)	26	(15)
Conversion of LTIP units	—	—	628	6	6,340	—	—	—	6,346	(6,346)	—
Cash dividends on common stock	—	—	—	—	—	—	(38,994)	—	(38,994)	(1,809)	(40,803)
Cash dividends on preferred stock	—	—	—	—	—	—	(20,925)	—	(20,925)	—	(20,925)
Net income (loss)	—	—	—	—	—	—	(236,911)	—	(236,911)	(11,273)	(248,184)
Balance at December 31, 2011	10,000	$241,372	96,045	$960	$809,826	$ —	$ (8,626)	$(36,160)	$1,007,372	$ 32,242	$1,039,614

See accompanying notes to consolidated financial statements.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$(242,526)	$(389,560)	$(136,576)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in (earnings) loss of unconsolidated ventures	2,738	(2,550)	9,165
Depreciation and amortization	45,061	34,149	43,891
Amortization of premium/discount on investments	(136,365)	(82,929)	(21,900)
Interest accretion on investments	(7,094)	(1,316)	(3,632)
Amortization of deferred financing costs	4,995	6,096	5,498
Equity-based compensation	11,682	16,990	20,473
Unrealized (gain) loss on investments and other	387,325	438,585	188,887
Realized gain on sale of investments and other	(95,980)	(148,459)	(142,290)
Gain from acquisitions	(89)	(15,363)	—
Operating real estate impairment	—	6,429	—
Distributions from unconsolidated ventures	709	9,097	419
Amortization of capitalized above/below market leases	(957)	(905)	(801)
Accrued loss	20,000	—	—
Unbilled rent receivable	(2,795)	(1,479)	(2,225)
Provision for loss on equity investment	4,482	—	—
Provision for loan losses	52,980	168,446	83,745
Allowance for uncollectable accounts	445	1,451	1,554
Changes in assets and liabilities:			
Restricted cash	(1,794)	(1,699)	(571)
Cash received from purchase of equity investment	—	2,307	—
Receivables	78	3,882	5,288
Other assets	(3,857)	2,102	2,391
Receivables from related parties	(2,510)	(2,733)	(1,060)
Accounts payable and accrued expenses	15,041	(909)	2,546
Real estate debt investment origination fees	5,068	2,639	939
Other liabilities	7,497	(8,713)	(1,223)
Net cash provided by (used in) operating activities	64,134	35,558	54,518
Cash flows from investing activities:			
Improvement of operating real estate	(4,028)	(1,498)	(3,597)
Acquisition of real estate securities, available for sale	(348,212)	(301,259)	(257,801)
Proceeds from sale of real estate securities, available for sale	361,873	302,379	210,399
Repayments on real estate securities, available for sale	96,959	68,137	2,706
Originations/acquisitions of real estate debt investments	(284,802)	(126,069)	(224,649)
Repayments on real estate debt investments	306,498	313,199	114,536
Proceeds from the sale of real estate debt investments	208,748	143,665	140,753
Net proceeds from disposition of operating real estate	130,584	3,078	91,546
Restricted cash provided by (used in) investment activities	(237,262)	(284,300)	29,064
Purchase of equity interest	(10,715)	(2,195)	—
Deferred costs and intangible assets	(1,820)	(7,495)	(157)
Other receivables	4,340	(1,082)	(2,240)
Acquisition deposits	—	—	(300)
Investment in and advances to unconsolidated ventures	(2,579)	(7,332)	(847)
Distributions from unconsolidated ventures	986	19,797	23,906
Net cash provided by (used in) investing activities	220,570	119,025	123,319

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in Thousands)

	Year Ended 2011	2010	2009
Cash flows from financing activities:			
Purchase of derivative instruments	(8,500)	(300)	—
Settlement of derivative instruments	(27,097)	(283)	—
Collateral held by derivative counterparties	23,280	9,189	2,384
Borrowings of mortgage notes	37,445	78,200	—
Repayments of mortgage notes	(221,931)	(66,267)	(62,638)
Borrowings under credit facilities	65,566	—	1,912
Repayments of credit facilities	(1,307)	—	(46,794)
Borrowings under repurchase obligations	—	—	528
Repayments of repurchase obligations	—	—	(703)
Proceeds from CDO bonds	64,744	174,318	91,000
Repayments of CDO bonds	(386,167)	(271,316)	(20,693)
Repurchases of CDO bonds	(75,314)	(17,653)	(55,567)
Borrowings under secured term loans	—	24,739	39,570
Repayments of secured term loans	(22,199)	(248,744)	(76,750)
Payment of deferred financing costs	(12,781)	(2,297)	(4,239)
Capital contributions by non-controlling interest	—	4,686	1,815
Restricted cash from financing activities	312,331	212,975	(3,861)
Proceeds from exchangeable senior notes	172,500	—	—
Repurchase exchangeable senior notes	(75,188)	—	—
Proceeds from common stock offerings	73,313	—	26,253
Proceeds from dividend reinvestment and stock purchase plan	266	346	63
Dividends (common and preferred) and distributions	(59,919)	(51,408)	(48,058)
Offering costs	(4,008)	(519)	(1,212)
Distribution/repayment to non-controlling interest	(120,669)	(13,738)	(15,958)
Net cash provided by (used in) financing activities	(265,635)	(168,072)	(172,948)
Net increase (decrease) in cash and cash equivalents	19,069	(13,489)	4,889
Cash and cash equivalents—beginning of period	125,439	138,928	134,039
Cash and cash equivalents—end of period	$ 144,508	$ 125,439	$ 138,928
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 227,282	$ 232,324	$ 104,270

See accompanying notes to consolidated financial statements.

1. Formation and Organization

NorthStar Realty Finance Corp., a real estate finance company and Maryland corporation (the "Company" or "N-Star"), is an internally managed real estate investment trust ("REIT"), which was formed in October 2003 in order to continue and expand the commercial real estate ("CRE") debt, CRE securities and net lease businesses conducted by its predecessor. In addition, the Company engages in asset management and other activities related to real estate and real estate finance. Substantially all of the Company's assets, directly or indirectly, are held by, and the Company conducts its operations, directly or indirectly, through NorthStar Realty Finance Limited Partnership, a Delaware limited partnership and the operating partnership of the Company (the "Operating Partnership").

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, which are majority-owned, controlled by the Company or a variable interest entity ("VIE") where the Company is the primary beneficiary. All significant intercompany balances have been eliminated in consolidation.

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company evaluates its investments and financings to evaluate if it is a VIE based on: (1) the sufficiency of the entity's equity investment at risk to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; (2) whether as a group the holders of the equity investment at risk have (a) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity's economic performance, (b) the obligation to absorb the expected losses of the legal entity and (c) the right to receive the expected residual returns of the legal entity; and (3) whether the voting rights of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of their equity, or both, and whether substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately fewer voting rights. An investment that lacks one or more of the above three characteristics is considered to be a VIE. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

The Company is required to consolidate a VIE if the Company is deemed to be the VIE's primary beneficiary. The primary beneficiary is the party that: (i) has the power to direct the activities that most significantly impact the VIE's economic performance; and (ii) has the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE.

2. Summary of Significant Accounting Policies (Continued)

The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis to determine if it holds the power to direct the activities that most significantly impact the VIE's economic performance. This analysis includes: (i) assessing the Company's variable interests (both implicit and explicit) and any other involvement in the VIE, as well as the involvement of other variable interest holders; (ii) consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (iii) identifying the activities that most significantly affect the VIE's economic performance; (iv) determining whether the Company's significant involvement in the design of an entity provided the Company with the opportunity to establish arrangements that result in the Company having the power to direct the VIE's most significant activities; and (v) determining whether the Company's level of economic interest in a VIE is indicative of the amount of power the Company holds in situations where the Company's stated power to direct the VIEs most significant activities is disproportionately less than its economic interest in the entity. The Company performs a quantitative analysis to determine if it has the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. For purposes of allocating a VIE's potential residual returns and losses to its variable interest holders, the Company calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the Company's position in the capital structure of the VIE, under various scenarios. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements. Actual results could differ materially from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation, particularly with respect to amounts related to discontinued operations.

Comprehensive Income

The Company reports consolidated comprehensive income in separate statements following its consolidated statements of operations. Comprehensive income is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The Company's components of OCI principally include: (i) unrealized gain (loss) of securities available for sale for which the fair value option is not elected; and (ii) unrealized gain (loss) on derivative instruments that are or were deemed to be effective hedges.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The

2. Summary of Significant Accounting Policies (Continued)

Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted Cash

Restricted cash consists of amounts related to operating real estate (escrows for taxes, insurance, capital expenditures, tenant security deposits, payments required under certain lease agreements), loan origination (escrow deposits) and the Company's CDO financing transactions. Restricted cash in CDO financing transactions represent proceeds from repayments and/or sales and is either used for reinvestment when the reinvestment period is open or is distributed in accordance with priority of cash flows set forth in the CDO's governing document upon completion of the reinvestment period.

Fair Value Option

The fair value option provides an election that allows companies to irrevocably elect fair value for certain financial assets and liabilities on an instrument-by-instrument basis at initial recognition. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur.

Real Estate Debt Investments

Real estate debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination fees, discounts and unfunded commitments. Real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve. Interest income is recorded on the accrual basis and related discounts, premiums, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The accretion of discount or amortization of a premium is discontinued if such loan is reclassified to held for sale.

Loans acquired at a discount with deteriorated credit quality are accreted to expected recovery. The Company continues to estimate the amount of recovery over the life of such loans. A subsequent increase in expected future cash flows is recognized as an adjustment to the accretable yield prospectively over the remaining life of such loan. A subsequent decrease in expected future cash flows is recognized as a provision for loan loss.

Real Estate Debt Investments, Held for Sale

Real estate debt investments held for sale are carried at the lower of cost or fair value using available market information including sales prices and other available market data.

Real Estate Securities

The Company classifies its real estate securities as available for sale on the acquisition date. Available for sale securities are recorded at fair value. The Company has generally elected to apply the fair value option of accounting for its real estate securities portfolio. For those real estate securities for which the fair value option of accounting was elected, any unrealized gains (losses) from changes in fair

2. Summary of Significant Accounting Policies (Continued)

value are recorded in unrealized gains (losses) on investments and other in the Company's consolidated statements of operations.

The Company may decide to not elect the fair value option for certain real estate securities due to the nature of the particular instrument. For those real estate securities for which the fair value option of accounting was not elected, any unrealized gains (losses) from the change in fair value is reported as a component of accumulated other comprehensive income (loss) in the Company's consolidated statements of equity, to the extent impairment losses are considered temporary.

Interest income on real estate securities is recognized using the effective interest method with any purchased premium or discount accreted through earnings based upon a comparison of actual and expected cash flows, through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a change to yield which is then applied prospectively to recognize interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Costs directly related to acquisitions deemed to be business combinations subsequent to January 1, 2009 are expensed. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life.

Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Category	Term
Building (fee interest)	40 years
Building improvements	Lesser of the remaining life of building or useful life
Building (leasehold interest)	Lesser of 40 years or the remaining term of the lease
Tenant improvements	Lesser of the useful life or the remaining term of the lease

The Company follows the purchase method of accounting for acquisitions of operating real estate held for investment, where the purchase price of operating real estate is allocated to tangible assets such as land, building, tenant improvements and other identified intangibles.

The Company evaluates whether real estate acquired in connection with a foreclosure, UCC/deed in lieu of foreclosure or a consentual modification of a loan (herein collectively referred to as a foreclosure) ("REO") constitutes a business and whether business combination accounting is relevant. Any excess upon foreclosure of a property between the carrying value of a loan over the estimated fair value of the property is charged to provision for loan losses.

Operating real estate, including REO, which has met the criteria to be classified as held for sale, is separately presented in the consolidated balance sheets. Such operating real estate is reported at the lower of its carrying value or its estimated fair value less the cost to sell. Once a property is determined

Amounts in Thousands, Except per Share Data

2. Summary of Significant Accounting Policies (Continued)

to be held for sale, depreciation is no longer recorded. In addition, the results of operations are reclassified to income (loss) from discontinued operations in the consolidated statements of operations. Other REO for which the Company intends to market for sale in the near term is recorded at estimated fair value.

Rental income from operating real estate is derived from leasing and sub-leasing of space to various types of corporate tenants and healthcare operators. The leases are for fixed terms of varying length and provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in unbilled rent receivable in the consolidated balance sheets.

The following is a schedule of future minimum rental income under leases at December 31, 2011:

Years Ending December 31:	
2012	$ 99,188
2013	91,756
2014	86,074
2015	79,815
2016	71,982
Thereafter	148,743
Total	$577,558

Deferred Costs

Deferred costs include deferred financing costs and deferred lease costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized to interest expense over the term of the financing. Unamortized deferred financing costs are expensed when the associated borrowing is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period such financing transaction was terminated. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and is recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, which includes intangible assets (value of the above-market leases, in-place leases and other intangibles) and intangible liabilities (value of below-market leases), based on estimated fair value. The value allocated to the above or below-market leases is amortized over the remaining lease term as a net adjustment to rental income. Other intangible assets are amortized into depreciation and amortization expense on a straight-line basis over the remaining lease term. Identified intangible assets are recorded in deferred costs and intangible assets and identified intangible liabilities are recorded in other liabilities on the consolidated balance sheets.

2. Summary of Significant Accounting Policies (Continued)

The following summarizes identified intangibles as of December 31, 2011 and 2010 (amounts in thousands):

	December 31, 2011			December 31, 2010		
	Intangible Assets		Intangible Liabilities	Intangible Assets		Intangible Liabilities
	Above-market Leases	Other	Below-market Leases	Above-market Leases	Other	Below-market Leases
Gross amount	$23,012	$100,844	$ 44,041	$ 7,834	$ 74,867	$21,524
Accumulated amortization	(6,551)	(35,223)	(11,686)	(4,141)	(31,531)	(8,320)
Total	$16,461	$ 65,621	$ 32,355	$ 3,693	$ 43,336	$13,204

The Company recorded amortization of acquired above-market leases, net of acquired below-market leases, of $1.0 million, $0.9 million and $0.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization of other intangible assets was $13.4 million, $6.8 million and $14.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated annual amortization of intangible assets and liabilities is as follows (amounts in thousands):

	Above and Below Market Leases, Net(1)	Other Intangibles(1)
2012	$ 1,386	$13,326
2013	1,585	11,376
2014	1,688	9,767
2015	1,777	8,223
2016	882	6,242
Thereafter(1)	8,576	16,687
Total	$15,894	$65,621

(1) Identified intangibles will be amortized through periods ending December 2025.

Investments in and Advances to Unconsolidated Ventures

A non-controlling interest in a joint venture deemed to exert significant influence over the affairs of the joint venture follows the equity method of accounting where the investment is increased each period for additional capital contributions and a proportionate share of the entity's earnings and decreased for cash distributions and a proportionate share of the entity's losses.

Commission Income

Commission income represents income earned by us for selling equity in NorthStar Real Estate Income Trust, Inc. ("NSREIT") through the Company's broker-dealer subsidiary. Commission income is accrued on a trade date basis.

2. Summary of Significant Accounting Policies (Continued)

Credit Losses and Impairment on Investments

Provision for Loan Losses

The Company maintains a loan loss reserve on certain of its CRE debt investments. A provision is established when the Company believes a loan is impaired, which is when it is deemed probable that the Company will not be able to collect principal and interest amounts due according to the contractual terms. Management assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis, or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date.

Income recognition is suspended for the loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. Income is then recorded on a cash basis until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and legally discharged.

Commercial Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment ("OTTI") as changes in fair value are recorded in the Company's consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments and other as losses occur.

CRE securities for which the fair value option is not elected are quarterly evaluated for OTTI. A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (a) the holder has the intent to sell the impaired security; (b) it is more likely than not the holder will be required to sell the security; or (c) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to its fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through other comprehensive income (loss) are amortized over the life of the security with no impact on earnings.

2. Summary of Significant Accounting Policies (Continued)

Operating Real Estate

The Company's real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if the Company's estimate of the aggregate future undiscounted cash flows to be generated by the property is less than the carrying value of the property. In conducting this review, the Company considers U.S. macroeconomic factors, including real estate sector conditions, together with asset specific and other factors. To the extent an impairment has occurred and is considered to be other than temporary, the loss will be measured as the excess of the carrying amount of the property over the calculated fair value of the property.

Allowances for doubtful accounts for tenant receivables are established based on periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on billed and unbilled rents receivable based upon an evaluation of the collectability of such amounts.

Investments in and Advances to Unconsolidated Ventures

The Company reviews its equity investments in unconsolidated ventures on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, including real estate sector conditions, together with asset specific and other factors. To the extent an impairment has occurred and is considered to be other than temporary, the loss will be measured as the excess of the carrying amount over the calculated fair value of the investment and is reported in provision for loss on equity investment in the consolidated statement of operations.

Troubled Debt Restructuring

Real estate debt investments modified in a troubled debt restructuring ("TDR") are modifications granting a concession to a borrower experiencing financial difficulties where a lender agrees to terms that are more favorable to the borrower than is otherwise available in the current market. Management judgment is necessary to determine whether a loan modification is considered a TDR. Troubled debt that is fully satisfied via foreclosure, repossession or other transfers of assets is included in the definition of TDR. Pools of loans acquired with deteriorated credit quality that have been modified are not considered a TDR.

Derivatives

Derivatives are used to manage the Company's exposure to interest rate movements and other identified risks. For derivatives that qualify as cash flow hedges, the effective portion of changes in the fair value of derivatives designated as a hedge is recorded in accumulated OCI and is subsequently reclassified into income in the period that the hedged item affects income. Amounts reported in OCI

2. Summary of Significant Accounting Policies (Continued)

relate to the hedge of the Company's variable-rate borrowings are reclassified to interest expense as interest payments are made on the Company's borrowings.

The change in fair value for derivatives that do not qualify as a hedge for U.S. GAAP is recorded in earnings. When the Company elected the fair value option for certain of its borrowings, any derivatives designated as a qualifying hedge at the time no longer qualified for hedge accounting given that the underlying borrowing will be remeasured with changes in the fair value recorded in earnings. For such derivatives, the unrealized gain (loss) at that time will remain in accumulated OCI and will be reclassified into income over the shorter of either the life of the derivative or the associated borrowing, with current changes in fair value recorded in earnings.

Exchangeable Senior Notes

The proceeds from exchangeable senior notes that may be settled in cash, including partial cash settlements, must be bifurcated between a liability component and an equity component associated with the embedded conversion option. The liability component is calculated based on the present value of the contractual cash flows discounted at a comparable market conventional borrowing rate at the date of issuance. The difference between the principal amount and the fair value of the liability component is reported as a discount on the exchangeable senior notes and is accreted as additional interest expense to the contractual maturity using the effective interest method. The equity component is calculated based on the difference between the proceeds received and the fair value of the liability component at the issuance date. The equity component is recorded in additional paid-in-capital, net of issuance costs, on our consolidated balance sheets. Issuance costs related to exchangeable senior notes is allocated between the liability and the equity components based on their relative values.

Equity-Based Compensation

The Company accounts for its equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. Awards may be based on a variety of measures such as time, performance, market or a combination thereof. For time-based awards the Company recognizes compensation expense over the vesting period, on a straight-line basis. For awards with performance or market measures, the Company recognizes compensation expense over the requisite service period, using the accelerated attribution expense method. For performance-based measures, compensation expense, net of estimated forfeitures, is recorded based on the Company's estimate of the probable achievement of such measures. For market-based measures, the Company recognizes compensation expense based on the initial estimate of the fair value of the award using a binomial model.

For awards with a combination of performance or market measures, the Company estimates the fair value as if it were two separate awards. First, the Company estimates the probability of achieving the performance measure. If it is not probable the performance condition will be met, the Company records the compensation expense based on the fair value of the market measure. This expense is recorded even if the market-based measure is never met. If the performance-based measure is subsequently estimated to be achieved, the Company records compensation expense based upon the performance-based measure. The Company would then record a cumulative catch-up adjustment for any additional compensation expense.

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Remeasurement

Assets and liabilities denominated in non-U.S. currencies are remeasured at rates of exchange prevailing on the reporting date and revenues and expenses are remeasured at average rates of exchange for the period. The Company's functional currency of its euro-dominated investment is the U.S. dollar, therefore, any gains or losses from the remeasurement of foreign currency to U.S. dollars are included in the consolidated statements of operations.

Earnings Per Share

The Company's basic earnings per share ("EPS") is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. For purposes of calculating EPS, the Company considers all unvested restricted stock units which participate in the Company's dividends to be outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding warrants or other contracts to issue common stock were exercised or converted to common stock (including limited partnership interests in the Operating Partnership), where such exercise or conversion would result in a lower EPS. The dilutive effect of partnership interests is computed assuming all units are converted to common stock.

Income Taxes

The Company and its wholly-owned subsidiary, NRFC Sub-REIT Corp. ("Sub-REIT"), have each elected to be taxed as a REIT and to comply with the Sections 856 through 859 of the Internal Revenue Code of 1986, as amended, the ("Code"). Accordingly, the Company generally will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company believes that all of the criteria to maintain the Company's and Sub-REIT's REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods.

The Company maintains various taxable REIT subsidiaries ("TRSs") which may be subject to U.S. federal, state and local income taxes and foreign taxes. In general, a TRS of the Company may perform non-customary services for tenants of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate related business. A TRS is subject to regular corporate income tax. The Company has established several TRSs in jurisdictions for which no taxes are assessed on corporate earnings. However, the Company must include earnings from these TRSs currently. Current and deferred taxes are provided on the portion of earnings (losses) recognized by the Company with respect to its interest in domestic TRSs. Deferred income tax assets and liabilities are computed based on temporary differences between the Company's U.S. GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets

Amounts in Thousands, Except per Share Data

2. Summary of Significant Accounting Policies (Continued)

(e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in tax expense in the consolidated statements of operations. One of the Company's TRSs had net operating losses of $9.7 million, which can generally be used to offset future operating income for up to 20 years. As of December 31, 2011, the Company has a deferred tax asset of $3.8 million, principally as a result of net operating losses. The Company had concluded that it is more likely than not that the net operating losses will not be utilized during the carryforward period, and as such, the Company has established a valuation allowance against the deferred tax asset.

From time-to-time, the Company's TRSs generate taxable income from intercompany transactions. The TRS entities generate taxable revenue from fees for services provided to our various lines of business. Certain entities may be consolidated in the Company's financial statements. In consolidation, these fees are eliminated when the entity is included in the consolidated group. Nonetheless, all income taxes are accrued by the TRSs in the year in which the taxable revenue is received. These income taxes are not eliminated when the related revenue is eliminated in consolidation.

Certain TRS entities are domiciled in non-U.S. jurisdictions and, accordingly, taxable income generated by these entities may not be subject to local income taxation, but generally are included in the Company's taxable income on a current basis, whether or not distributed. Upon distribution of any previously included income, no incremental U.S. federal, state or local income taxes would be payable by the Company.

The TRS entities may be subject to tax laws that are complex and potentially subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. The Company reviews the tax balances of its TRS entities quarterly and as new information becomes available, the balances are adjusted as appropriate.

The Company has assessed its tax positions for all open tax years, which includes 2008 to 2011 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the years ended December 31, 2011, 2010 and 2009.

Recently Issued Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting update to amend existing guidance concerning fair value measurements and disclosures. The update is intended to achieve common fair value measurements and disclosure requirements under U.S. GAAP and International Financial Reporting Standards and is effective for the Company in the first quarter 2012.

2. Summary of Significant Accounting Policies (Continued)

The Company is currently evaluating the impact of this accounting update and does not expect it will have a material impact on the consolidated financial statements.

In June 2011, the FASB issued an accounting update concerning the presentation of comprehensive income. The update requires either a single, continuous statement of comprehensive income be included on the statement of operations or an additional statement of comprehensive income immediately following the statement of operations. The update does not change the components of OCI that must be reported but it eliminates the option to present other comprehensive income in the statement of equity. In December 2011, the FASB issued an accounting update to defer the requirement to present the reclassification adjustments to OCI by component and are currently redeliberating this requirement. The remaining requirements of the accounting update are effective for the Company the first quarter of 2012 and should be applied retrospectively to all periods reported after the effective date. Early adoption is permitted. There is no impact on the consolidated financial statements as the Company currently complies with the update.

3. Variable Interest Entities

The Company has evaluated its CRE debt and security investments, investments in unconsolidated ventures, liabilities to subsidiary trusts issuing preferred securities ("junior subordinated notes") and its collateralized debt obligations ("CDOs") to determine whether they are a VIE. The Company monitors these investments and, to the extent it has determined that it potentially owns a majority of the current controlling class, analyzes them for potential consolidation. The Company will continue to analyze future investments and liabilities, as well as reconsideration events, including a modified loan deemed to be a troubled debt restructuring, pursuant to the VIE requirements. These analyses require considerable judgment in determining the primary beneficiary of a VIE since they involve estimated probability weighting of subjectively determined possible cash flow scenarios. This could result in the consolidation of an entity that would otherwise not have been consolidated or the non-consolidation of an entity that would have otherwise have been consolidated.

Consolidated VIEs (the Company is the primary beneficiary)

The Company has sponsored nine CDOs, which are referred to as the N-Star CDOs. In addition, the Company has acquired the equity interests of two CDOs, the CSE RE 2006-A CDO ("CSE CDO") and the CapLease 2005-1 CDO ("CapLease CDO"). In the case of the CSE CDO, the Company was delegated the collateral management and special servicing rights and for the CapLease CDO, the Company acquired the collateral management rights.

The CRE debt investments that serve as collateral for the CDO financing transactions include first mortgage loans, subordinate mortgage interests, mezzanine loans, credit tenant loans ("CTLs") and other loans. The CRE securities that serve as collateral for the CDO financing transactions include commercial mortgage-backed securities ("CMBS"), unsecured REIT debt and CDO notes backed primarily by CRE securities and CRE debt. By financing these assets with long-term borrowings through the issuance of CDO bonds, the Company seeks to generate attractive risk-adjusted equity returns and to match the term of its assets and liabilities. In connection with these financing transactions, the Company has various forms of significant ongoing involvement, which may include: (i) holding senior or subordinated interests in the CDOs; (ii) asset management; and (iii) entering into derivative contracts to manage interest rate risk. Each CDO transaction is considered a VIE. The

3. Variable Interest Entities (Continued)

Company has determined it is the primary beneficiary, and as a result, consolidates all of its CDO financing transactions, including the CSE CDO and CapLease CDO.

In connection with the CapLease CDO, on August 31, 2011, the Company invested $23.5 million to acquire the collateral management rights, and preferred equity notes and $14.3 million principal amount of originally investment grade CDO bonds. The investment was funded with $12.3 million of unrestricted cash and $11.2 million of CDO restricted cash. At acquisition, the principal amount of CRE debt investments was $145.4 million and the fair value was $138.2 million. As of December 31, 2011, the CapLease CDO had $184.3 million principal amount of collateral, of which $142.3 million was CRE debt investments and $128.7 million CDO bonds outstanding with third parties.

The following table displays the classification and carrying value of assets and liabilities of consolidated VIEs as of December 31, 2011 (amounts in thousands):

	Consolidated Variable Interest Entities											
	N-Star I	N-Star II	N-Star III	N-Star IV	N-Star V	N-Star VI	N-Star VII	N-Star VIII	N-Star IX	CSE CDO	CapLease CDO	Total
Assets of consolidated VIEs:												
Restricted cash(1)	$ 1,787	$ 512	$ 3,659	$ 13,009	$ 868	$ 30,075	$ 571	$ 45,212	$ 50,465	$110,484	$ 4,653	$ 261,295
Operating real estate, net	—	—	—	68,779	—	—	—	244,448	—	—	—	313,227
Real estate securities, available for sale	175,243	146,556	198,963	28,887	160,551	35,569	211,818	6,341	332,778	48,108	13,468	1,358,282
Real estate debt investments, net	—	—	30,054	259,525	—	301,355	21,146	471,593	20,013	392,937	135,233	1,631,856
Investments in and advances to unconsolidated ventures	—	—	—	—	—	—	—	60,352	—	—	—	60,352
Receivables, net of allowance	1,582	1,278	1,852	1,412	1,823	931	2,396	2,733	3,603	4,054	866	22,530
Derivative assets, at fair value	—	—	—	—	—	58	3	—	—	—	—	61
Deferred costs and intangible assets, net	—	—	—	4,034	—	113	—	43,352	—	—	—	47,499
Assets of properties held for sale	—	—	—	—	—	—	—	—	—	3,198	—	3,198
Other assets	67	41	21	381	43	2,616	5,157	3,523	243	11,031	12	23,135
Total assets of consolidated VIEs(2)	178,679	148,387	234,549	376,027	163,285	370,717	241,091	877,554	407,102	569,812	154,232	3,721,435
Liabilities of consolidated VIEs:												
CDO bonds payable	154,110	103,475	129,537	157,862	126,251	184,552	180,155	353,684	228,704	526,909	128,668	2,273,907
Mortgage notes payable	—	—	—	—	—	—	—	228,525	—	—	—	228,525
Secured term loan	—	—	—	—	—	14,682	—	—	—	—	—	14,682
Accounts payable and accrued expenses	1,108	88	849	1,343	470	389	376	5,374	1,532	2,926	1,299	15,754
Escrow deposits payable	—	—	—	6,642	—	10,988	—	15,864	339	17,691	1,136	52,660
Derivative liabilities, at fair value	6,559	10,846	17,245	—	39,820	8,790	52,384	26,155	50,846	13,836	—	226,481
Other liabilities	—	—	—	1,342	—	—	254	20,672	30,624	2,115	—	55,007
Total liabilities of consolidated VIEs(3)	161,777	114,409	147,631	167,189	166,541	219,401	233,169	650,274	312,045	563,477	131,103	2,867,016
Net assets	$ 16,902	$ 33,978	$ 86,918	$208,838	$ (3,256)	$151,316	$ 7,922	$227,280	$ 95,057	$ 6,335	$ 23,129	$ 854,419

(1) Includes $71 million available for re-investment in certain of the CDOs.

(2) Assets of each of the consolidated VIEs may only be used to settle obligations of the respective VIE.

(3) Creditors of each of the consolidated VIEs have no recourse to the general credit of the Company.

Amounts in Thousands, Except per Share Data

3. Variable Interest Entities (Continued)

The Company did not provide financial support to any of its consolidated VIEs for the years ended December 31, 2011 and 2010. At December 31, 2011, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to any of its consolidated VIEs.

Unconsolidated VIEs (the Company is not the primary beneficiary, but has a variable interest)

Based on management's analysis, the Company is not the primary beneficiary of its identified VIEs since it does not have both the: (i) power to direct the activities that most significantly impact the VIE's economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. Accordingly, these VIEs are not consolidated into the Company's financial statements as of December 31, 2011.

Real Estate Securities

The Company has identified six real estate securities with a fair value of $55.7 million as a variable interest in a VIE. The Company has determined that it is not the primary beneficiary, and as such, the VIE should not be consolidated in the Company's financial statements.

In 2011, in connection with three existing CMBS investments, the Company became the controlling class of a securitization the Company did not sponsor. The Company determined the securitization was a VIE. However, the Company has determined it does not currently or potentially hold a significant interest and therefore is not the primary beneficiary. As such, the VIEs are not consolidated.

In March 2011, in connection with existing investments of certain CMBS, the Company became the controlling class of a securitization that the Company did not sponsor. The Company determined it was the primary beneficiary due to ownership in more than 50% of the controlling class and the right to appoint the special servicer, which gave the Company the power to direct the activities that impact the economic performance of the VIE. However, the Company sold a significant portion of this investment, and as such, it was determined the Company was no longer the primary beneficiary.

In June 2011, the Company acquired the "B-piece" in a new $2.1 billion CMBS securitization. The Company is appointed as special servicer for the securitization. The Company has determined that the securitization is a VIE. However, the Company has determined that it does not currently or potentially hold a significant interest and therefore is not the primary beneficiary. As such, the VIE is not consolidated.

In August 2011, the Company invested in a securitization collateralized by originally investment grade rated N-Star CDO bonds. The investment had a $28.2 million carrying value at December 31, 2011. The Company has determined that the securitization is a VIE. However, the Company has determined that it does not have the power to direct the activities that most significantly impact the economic performance of the VIE and does not currently or potentially hold a significant interest and therefore is not the primary beneficiary. As such, the VIE is not consolidated.

NorthStar Realty Finance Trusts

The Company owns all of the common stock of NorthStar Realty Finance Trusts I through VIII (collectively, the "Trusts"). The Trusts were formed to issue trust preferred securities. The Company determined that the holders of the trust preferred securities were the primary beneficiaries of the Trusts. As a result, the Company did not consolidate the Trusts and has accounted for the investment in the common stock of the Trusts under the equity method of accounting.

3. Variable Interest Entities (Continued)

The following table displays the classification, carrying value and maximum exposure of unconsolidated VIEs as of December 31, 2011 (amounts in thousands):

	Unconsolidated Variable Interest Entities			
	Junior Subordinated Notes, at Fair Value	Real Estate Securities, Available for Sale	Total	Maximum Exposure to Loss(1)
Real estate securities, available for sale	—	55,695	55,695	55,695
Total assets	—	55,695	55,695	55,695
Junior subordinated notes, at fair value	157,168	—	157,168	NA
Total liabilities	157,168	—	157,168	NA
Net asset (liability)	$(157,168)	$55,695	$(101,473)	NA

(1) The Company's maximum exposure to loss at December 31, 2011 would not exceed the carrying value of its investment.

The Company did not provide financial support to any of its unconsolidated VIEs during the years ended December 31, 2011 and 2010. At December 31, 2011, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to any of its unconsolidated VIEs.

4. Fair Value

Fair Value Measurements

The Company follows fair value guidance in accordance with U.S. GAAP to account for its financial instruments. The Company categorizes its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

- a) Quoted prices for similar assets or liabilities in active markets.
- b) Quoted prices for identical or similar assets or liabilities in non-active markets.
- c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.
- d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

4. Fair Value (Continued)

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Real Estate Securities

Real estate securities are generally valued using a third-party pricing service or broker quotations. These quotations are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain real estate securities are valued based on a single broker quote or an internal pricing model and have less observable pricing are classified as Level 3 of the fair value hierarchy. For real estate securities using an internal pricing model, inputs include assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses.

Derivative Instruments

Derivative instruments are valued using a third-party pricing service. These quotations are generally based on valuation models with market observable inputs such as interest rates and contractual cash flows, and as such, are classified as Level 2 of the fair value hierarchy. Derivative instruments are also assessed for credit valuation adjustments due to the risk of non-performance by the Company and derivative counterparties. However, since the majority of the Company's derivatives are held in non-recourse CDO financing structures where, by design, the derivative contracts are senior to all the CDO bonds payable, there is no material impact of a credit valuation adjustment.

CDO Bonds Payable

CDO bonds payable are valued using quotations from nationally-recognized financial institutions that acted as underwriter for the transactions. These quotations are generally based on valuation models using market observable inputs for interest rates and other inputs for assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses. CDO bonds payable are classified as Level 3 of the fair value hierarchy.

Junior Subordinated Notes

Junior subordinated notes are valued using quotations from nationally-recognized financial institutions. These quotations are generally based on a valuation model using market observable inputs for interest rates and other inputs for assumptions related to the implied credit spread of the Company's other borrowings and the timing and amount of expected future cash flows. Junior subordinated notes are classified as Level 3 of the fair value hierarchy.

Fair Value Measurement

Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

4. Fair Value (Continued)

The following tables set forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010 by level within the fair value hierarchy (amounts in thousands):

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Real estate securities, available for sale:				
CMBS	$—	$ 936,315	$ 336,421	$1,272,736
Third-party CDO notes	—	—	63,567	63,567
Unsecured REIT debt	—	90,824	3,474	94,298
Trust preferred securities	—	—	19,145	19,145
Agency debentures	—	23,559	—	23,559
Subtotal real estate securities, available for sale	—	1,050,698	422,607	1,473,305
Derivative assets	—	5,735	—	5,735
Total assets	$—	$1,056,433	$ 422,607	$1,479,040
Liabilities:				
CDO bonds payable(1)	$—	$ —	$2,145,239	$2,145,239
Junior subordinated notes	—	—	157,168	157,168
Derivative liabilities	—	234,674	—	234,674
Total liabilities	$—	$ 234,674	$2,302,407	$2,537,081

(1) Excludes CapLease CDO bonds payable for which the fair value option was not elected.

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Real estate securities, available for sale:				
CMBS	$—	$1,016,372	$ 375,727	$1,392,099
Third-party CDO notes	—	—	37,213	37,213
Unsecured REIT debt	—	182,106	54,852	236,958
Trust preferred securities	—	—	24,784	24,784
Subtotal real estate securities, available for sale	—	1,198,478	492,576	1,691,054
Derivative assets	—	59	—	59
Total assets	$—	$1,198,537	$ 492,576	$1,691,113
Liabilities:				
CDO bonds payable	$—	$ —	$2,258,805	$2,258,805
Junior subordinated notes	—	—	191,250	191,250
Derivative liabilities	—	220,689	—	220,689
Total liabilities	$—	$ 220,689	$2,450,055	$2,670,744

The following table presents additional information about the Company's real estate securities, certain CDO bonds payable and junior subordinated notes which are measured at fair value on a

4. Fair Value (Continued)

recurring basis as of December 31, 2011 and 2010, for which the Company has utilized Level 3 inputs to determine fair value (amounts in thousands):

	December 31, 2011			December 31, 2010		
	Real Estate Securities	CDO Bonds Payable	Junior Subordinated Notes	Real Estate Securities	CDO Bonds Payable	Junior Subordinated Notes
Beginning balance:	$ 492,576	$2,258,805	$191,250	$ 309,505	$1,141,096	$167,035
Transfers into Level 3(1)	469,209	—	—	537,955	—	—
Transfers out of Level 3(1)	(434,036)	—	—	(446,674)	—	—
Purchases / borrowings	146,152	65,199	—	274,517	737,691	—
Sales	(111,437)	—	—	(191,623)	—	—
Paydowns	(23,361)	(325,989)	—	(18,697)	(271,316)	—
Repurchases	—	(75,316)	—	—	(16,231)	—
Losses (realized or unrealized)						
Included in earnings	(216,939)	225,186	—	(132,851)	667,974	24,215
Included in other comprehensive income (loss)	(7,676)	—	—	—	—	—
Gains (realized or unrealized)						
Included in earnings	108,109	(2,646)	(34,082)	160,444	(409)	—
Included in other comprehensive income (loss)	10	—	—	—	—	—
Ending balance:	$ 422,607	$2,145,239	$157,168	$ 492,576	$2,258,805	$191,250
Gains (losses) included in earnings attributable to the change in unrealized gains (losses) relating to assets or liabilities still held	$(121,258)	$ (197,053)	$ 34,082	$ 27,593	$ (667,974)	$(24,215)

(1) Transfers between Level 2 and Level 3 represent a fair value measurement from a third-party pricing service or a broker quotation that has become less observable during the period. Transfers are assumed to occur at the beginning of the period.

There were no transfers, other than those identified in the table above, during the years ended December 31, 2011 and 2010. The Company's non-recurring financial measurements include the measurement of impairment on real estate debt and investments in unconsolidated ventures. These measurements are considered Level 3 fair value measurements. Refer to Note 7 for a further discussion of impairment on our real estate debt and Note 8 for a discussion of impairment on investments in unconsolidated ventures.

Fair Value Option

The Company has generally elected to apply the fair value option of accounting to the following financial assets and liabilities existing at the time of adoption or at the time the Company recognizes the eligible item for the purpose of consistent accounting application: real estate securities; CDO bonds payable; and junior subordinated notes. The Company may decide not to elect the fair value option for certain of its financial assets or liabilities due to the nature of the instrument. As of December 31, 2011, the Company had ten real estate securities with a total carrying value of $96.4 million for which the fair value option was not elected and the CapLease CDO bonds payable with a carrying value of $128.7 million for which the fair value option was not elected.

4. Fair Value (Continued)

The following table sets forth the fair value of the Company's financial instruments for which the fair value option was elected (amounts in thousands):

	December 31,	
	2011	2010
Assets:		
Real estate securities, available for sale:(1)		
CMBS	$1,199,660	$1,392,099
Third-party CDO notes	40,231	37,213
Unsecured REIT debt	94,298	236,958
Trust preferred securities	19,145	24,784
Agency debentures	23,559	—
Total assets	$1,376,893	$1,691,054
Liabilities:		
CDO bonds payable(2)	$2,145,239	$2,258,805
Junior subordinated notes	157,168	191,250
Total liabilities	$2,302,407	$2,450,055

(1) December 31, 2011 excludes ten securities with a carrying value of $96.4 million for which the fair value option was not elected.

(2) December 31, 2011 excludes CapLease CDO bonds payable with a carrying value of $128.7 million for which the fair value option was not elected.

The following table presents the difference between the fair value and the aggregate principal amount of assets and liabilities, for which the fair value option has been elected (amounts in thousands):

	Fair Value at December 31, 2011	Amount Due Upon Maturity	Difference
Assets:			
Real estate securities, available for sale:			
CMBS(1)(2)	$1,199,660	$2,696,091	$(1,496,431)
Third-party CDO notes	40,231	226,117	(185,886)
Unsecured REIT debt	94,298	94,236	62
Trust preferred securities	19,145	40,000	(20,855)
Agency debentures	23,559	63,000	(39,441)
Total assets	$1,376,893	$3,119,444	$(1,742,551)
Liabilities:			
CDO bonds payable(3)	$2,145,239	$3,975,176	$(1,829,937)
Junior subordinated notes	157,168	280,117	(122,949)
Total liabilities	$2,302,407	$4,255,293	$(1,952,886)

(1) Excludes ten securities for which the fair value option was not elected.

(2) Includes interest-only CMBS with carrying values totaling $2.5 million that have no amounts due upon maturity but have notional amounts upon which cash flows are paid and received as interest only.

(3) Excludes the CapLease CDO bonds payable for which the fair value option was not elected.

Amounts in Thousands, Except per Share Data

4. Fair Value (Continued)

For the years ended December 31, 2011, 2010 and 2009, the Company recognized a net loss of $349.1 million, $397.9 million and $156.8 million, respectively, related to assets and liabilities for which the fair value option was elected. These amounts are recorded as unrealized gain (loss) on investments and other in the Company's consolidated statements of operations. The net loss for the year ended December 31, 2009 does not include amounts related to N-Star CDOs I, II, III and V, as these CDO financing transactions were unconsolidated prior to January 1, 2010.

The impact of changes in instrument-specific credit spreads on CDO bonds payable and junior subordinated notes for which the fair value option was elected was a net loss of $163.0 million, $692.2 million and $148.5 million, for the years ended December 31, 2011, 2010 and 2009, respectively. The Company attributes changes in the fair value of floating-rate liabilities to changes in instrument-specific credit spreads. For fixed-rate liabilities, the Company attributes changes in fair value to interest rate-related and instrument-specific credit spread changes.

Fair Value of Financial Instruments

In addition to the above disclosures regarding assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. Estimated fair value of financial instruments was determined by the Company, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

4. Fair Value (Continued)

The following table summarizes the estimated fair value for all financial assets and liabilities as of December 31, 2011 (amounts in thousands):

	Principal/Notional Amount	Carrying Value	Fair Value
Financial assets:			
Cash and cash equivalents(1)	$ 144,508	$ 144,508	$ 144,508
Restricted cash(1)	298,364	298,364	298,364
Real estate securities, available for sale(2)	3,234,145	1,473,305	1,473,305
Real estate debt investments, net	2,354,932	1,710,582	1,609,517
Receivables, net of allowance(1)	31,488	31,488	31,488
Receivables, related parties(1)	5,979	5,979	5,979
Derivative assets(2)(3)	468,500	5,735	5,735
Financial liabilities:			
CDO bonds payable(2)	$4,125,769	$2,273,907	$2,273,253
Mortgage notes payable	783,257	783,257	801,710
Credit facility	64,259	64,259	64,259
Secured term loan	14,682	14,682	15,443
Exchangeable senior notes	228,665	215,853	221,948
Junior subordinated notes(2)	280,117	157,168	157,168
Accounts payable and accrued expenses(1)	66,622	66,622	66,622
Escrow deposits payable(1)	52,856	52,856	52,856
Derivative liabilities(2)(3)	1,836,972	234,674	234,674

(1) Carrying value approximates fair value due to the short-term maturities of these items.

(2) Refer to the "Determination of Fair Value" above for a discussion of methodologies used to determine fair value.

(3) Derivative assets and liabilities exclude timing swaps with a notional amount of $288.8 million.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2011. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments

For real estate debt investments, fair value of the fixed and floating-rate investments was approximated by comparing yields at which the investments are held to estimated yields at which loans originated with similar credit risk or market yields at which a third party might require to purchase the investment by discounting future cash flows at such market yields. Prices were calculated assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended

4. Fair Value (Continued)

maturities. For any real estate debt investments that are deemed impaired, carrying value approximates fair value.

Mortgage Notes Payable

For fixed-rate mortgage notes payable, the Company uses rates currently available with similar terms and remaining maturities to estimate their fair value.

Credit Facility

The Company entered into two term credit facilities in the fourth quarter 2011 that bear floating rates of interest. As of December 31, 2011, the Company had an amount outstanding under one of the facilities and believes the carrying value approximates fair value.

Exchangeable Senior Notes

For the exchangeable senior notes, the Company uses available market information, which includes quoted market prices or recent transactions, if available, to estimate their fair value.

The following table summarizes the exchangeable senior notes at December 31, 2011 (amounts in thousands):

	Principal Amount	Carrying Value	Fair Value
7.25% Notes	$ 20,455	$ 20,396	$ 20,328
11.50% Notes	35,710	35,389	38,435
7.50% Notes	172,500	160,068	163,185
Total	$228,665	$215,853	$221,948

Secured Term Loans

Secured term loans include the Company's Term Asset-Backed Securities Loan Facility ("TALF") borrowing. The estimated fair value is based on interest rates available for issuance of debt with similar terms and remaining maturities.

5. Operating Real Estate

At December 31, 2011 and 2010, operating real estate, net consists of the following (amounts in thousands):

	December 31,	
	2011	2010
Land	$ 215,073	$ 146,780
Buildings and improvements	903,250	838,539
Leasehold interests	15,568	18,288
Tenant improvements	67,074	33,351
Furniture and fixtures	6,554	7,698
Capital leases	—	1,836
Subtotal(1)	1,207,519	1,046,492
Less: Accumulated depreciation	(118,070)	(108,430)
Operating real estate, net(2)	$1,089,449	$ 938,062

(1) As of December 31, 2011, includes $319.7 million of REO. There was no REO as of December 31, 2010.

(2) As of December 31, 2011 and 2010, operating real estate was subject to $783.3 million and $803.1 million of mortgage notes payable, respectively.

For the years ended December 31, 2011, 2010 and 2009, depreciation expense was $29.7 million, $26.1 million and $28.3 million, respectively.

REO Held for Investment

For the year ended December 31, 2011, the Company acquired the following real estate in connection with a foreclosure (amounts in thousands):

Date	Type	Location	Carrying Value of Loan At Time of REO
March 2011	32 Office/Flex Park	Indianapolis, IN	$20,934
April 2011	12 Shopping Centers	Phoenix, AZ	13,452
December 2011	Multifamily	San Antonio, TX	19,500
December 2011	Multifamily	Austin, TX	23,207(1)
Total			$77,093

(1) Includes a $16.5 million mortgage note payable that was refinanced with a third party contemporaneously with the foreclosure.

The Company has estimated the fair value of the assets and liabilities acquired at the date of acquisition. The final allocation of the purchase price is subject to refinement upon receipt of all

5. Operating Real Estate (Continued)

information requested related to the properties. In connection with such acquisitions, the Company recorded $53.7 million of intangible assets and $22.5 million of intangible liabilities.

The following summarizes the assets and liabilities in its consolidated balance sheets and rental income and net income (loss) in the consolidated statements of operations related to these acquisitions (amounts in thousands):

Assets:	
Restricted cash	$ 11,292
Operating real estate, net	288,770
Deferred costs and intangible assets	53,686
Other assets	1,298
Total assets	$355,046
Liabilities:	
Mortgage notes payable	$248,252
Accounts payable and accrued expenses	5,404
Other liabilities	24,297
Total liabilities	277,953
Total equity	77,093
Total liabilities and equity	$355,046
Amounts recognized since acquisition:	
Rental income	$ 18,627
Net income (loss)	$ (9,887)

The supplemental unaudited pro forma financial information set forth below is based upon the Company's historical consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, adjusted to give effect of the above transactions as of January 1, 2009 (amounts in thousands, except per share data).

	Year Ended December 31,		
	2011	2010	2009
Pro forma revenues	$ 539,184	$ 472,501	$ 284,899
Pro forma net income (loss)	(260,419)	(391,430)	(148,821)
Pro forma net income (loss) per common share—basic/diluted	(2.91)	(5.11)	(2.13)

The supplemental pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transaction occurred January 1, 2009, nor does it purport to represent the results of future operations.

5. Operating Real Estate (Continued)

Other REO Acquisitions

The Company acquired the following other REO in connection with a foreclosure during 2011 (amounts in thousands):

Date	Type	Location	Original Loan Balance	Initial REO Value
May 2011	Timeshare	Siesta Key, FL(1)	$37,878	$ 8,461
May 2011	Land	Aventura, FL	13,961	2,301
August 2011	Office	Newark, CA	9,326	9,018
December 2011	Land	Buckhead, GA	24,152	24,332
December 2011	Office	Philadelphia, PA	5,735	5,153
Total			$91,052	$49,265

(1) Upon acquisition, the asset was recorded net of $6.2 million of restricted cash received from the borrower in connection with its guaranty obligation under the loan terms.

The timeshare property is classified in other assets. REO acquired in May 2011 is classified in assets held for sale as of December 31, 2011, and was sold in January 2012. REO acquired in August 2011 was sold in November 2011. The remaining two REO acquired in December 2011 are classified in operating real estate, net as of December 31, 2011.

Operating Real Estate Sales

The Company completed the following sales of operating real estate for the years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

Date	Type	Location	Sales Proceeds	Realized Gain (Loss)
April 2011	Healthcare	Various—WI	$ 99,569	$ 9,416
March 2011	Retail	New York, NY	6,889	4,981
August 2011	Multifamily	Norcross, GA	7,122	2,918
Other	Office	Various	17,004	(117)
Total 2011			$130,584	$17,198
May 2010	Retail	New York, NY	$ 3,078	$ 2,528
December 2009	Healthcare	Various—NC	$ 91,546	$13,799

In addition, the Company sold 15 timeshare units in 2011 for total sales proceeds of $7.0 million, including seller financing of $2.2 million, resulting in a realized gain of $3.7 million. The Company defers gain on sale to the extent of its continuing involvement in the asset being sold.

5. Operating Real Estate (Continued)

Discontinued Operations

The following table sets forth the major classes of assets and liabilities of properties classified as held for sale at December 31, 2011 and December 31, 2010 (amounts in thousands):

	December 31, 2011	December 31, 2010
Assets		
Operating real estate, net	$3,198	$13,141
Assets of properties held for sale	$3,198	$13,141
Liabilities		
Accounts payable and accrued expenses	$ —	$ 131
Liabilities of properties held for sale	$ —	$ 131

The following table summarizes income from discontinued operations and related gain on sale of discontinued operations for the years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

	Year Ended December 31, 2011	2010	2009
Revenue:			
Rental and escalation income	$ 4,909	$10,428	$17,856
Interest and other income	219	148	4
Total revenue	5,128	10,576	17,860
Expenses:			
Property operating expenses	1,372	905	214
Interest expense	2,177	5,185	9,343
Auditing and professional fees	61	106	31
Other general and administrative expenses	2,016	1,442	285
Impairment on operating real estate	—	1,180	—
Depreciation and amortization	792	2,683	4,818
Total expenses	6,418	11,501	14,691
Income (loss) from discontinued operations	(1,290)	(925)	3,169
Gain on disposition of discontinued operations	17,198	2,528	13,799
Total income from discontinued operations	$15,908	$ 1,603	$16,968

Midwest Holdings

On March 31, 2011, the Company sold its 100% common membership interest in Midwest Care Holdco TRS I LLC ("Midwest Holdings") and assigned all of its rights, title, obligations and other interests in Midwest Holdings to the purchaser and contemporaneously entered into a new lease

5. Operating Real Estate (Continued)

agreement with an affiliate of the purchaser. As of March 31, 2011, the operations of Midwest Holdings were deconsolidated. The Company recognized a realized loss of $0.5 million in connection with the sale and deconsolidation of its common membership interest, which is included in realized gain (loss) on investments and other in the consolidated statements of operations.

6. Real Estate Securities, Available for Sale

At December 31, 2011, the Company held the following real estate securities (amounts in thousands):

Asset Type:	Number	Principal Amount	Amortized Cost	Cumulative Unrealized (Loss) Gain on Investments(1)	Fair Value(2)	Weighted Average Coupon	Weighted Average Yield(3)
CMBS	618	$2,767,828	$1,964,843	$(692,107)	$1,272,736	4.42%	9.72%
Third-party CDO notes	44	269,081	210,080	(146,513)	63,567	0.86%	10.80%
Unsecured REIT debt	22	94,236	88,870	5,428	94,298	5.99%	2.75%
Trust preferred securities	5	40,000	35,105	(15,960)	19,145	2.47%	10.06%
Agency debentures	4	63,000	16,659	6,900	23,559	NA	3.84%
Total	693	$3,234,145	$2,315,557	$(842,252)	$1,473,305	4.06%	9.50%

(1) Includes ten securities for which the fair value option was not elected, representing $7.5 million net unrealized losses included in other comprehensive income (loss).

(2) $1,358.3 million in fair value served as collateral for the Company's consolidated CDO financing transactions and $73.1 million served as collateral under the Company's CMBS Facility (refer to Note 9) as of December 31, 2011. The remainder is either financed under other borrowing arrangements or unleveraged.

(3) Based on expected maturity and for floating-rate securities, calculated using LIBOR as of December 31, 2011.

The CMBS portfolio at December 31, 2011 is comprised of 618 assets that are predominantly conduit CMBS, meaning each asset is a pool backed by a large number of commercial real estate loans. As a result, the portfolio is typically well-diversified by collateral type and geography. At December 31, 2011, contractual maturities of the CRE securities portfolio ranged from six months to 44 years and the weighted average expected maturity of the CRE securities was 4.3 years.

6. Real Estate Securities, Available for Sale (Continued)

At December 31, 2010, the Company held the following real estate securities (amounts in thousands):

Asset Type:	Number	Principal Amount	Amortized Cost	Cumulative Unrealized (Loss) Gain on Investments	Fair Value(1)	Weighted Average Coupon	Weighted Average Yield(2)
CMBS	638	$2,844,090	$2,040,582	$(648,483)	$1,392,099	4.20%	9.34%
Third-party CDO notes	40	206,620	174,537	(137,324)	37,213	1.13%	13.15%
Unsecured REIT debt	51	224,366	222,112	14,846	236,958	6.30%	4.52%
Trust preferred securities	5	40,000	34,917	(10,133)	24,784	2.28%	10.30%
Total	734	$3,315,076	$2,472,148	$(781,094)	$1,691,054	4.13%	9.26%

(1) $1.7 billion in fair value served as collateral for the Company's consolidated CDO financing transactions as of December 31, 2010. The remainder is either financed under other borrowing facilities or unleveraged.

(2) Based on expected maturity and for floating-rate securities, calculated using LIBOR as of December 31, 2010.

During the years ended December 31, 2011, 2010 and 2009, proceeds from the sale and redemption of real estate securities and the related realized gain (loss) is summarized as follows (amounts in thousands):

	Number	Sale Proceeds	Realized Gain (Loss)
2011	102	$361,873	$33,153
2010	85	302,379	75,799
2009(1)	105	210,399	73,963

(1) Proceeds and realized gains from the sale of CRE securities for the year ended December 31, 2009 does not include the activity of N-Star CDOs I, II, III and V as these CDO financing transactions were not consolidated prior to January 1, 2010.

The Company's securities portfolio includes ten securities for which the fair value option was not elected. As of December 31, 2011, the carrying value of these securities was $96.4 million representing a $7.5 million net unrealized loss included in other comprehensive income (loss). For securities with an unrealized loss as of December 31, 2011, such unrealized loss was for a period of less than 12 months. Based on management's quarterly evaluation, no OTTI was identified related to these securities. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities prior to recovery of its amortized cost basis, which may be at maturity. As of December 31, 2010, there were no securities for which the fair value option was not elected.

7. Real Estate Debt Investments

At December 31, 2011, the Company held the following real estate debt investments (amounts in thousands):

					Weighted Average				
Asset Type:	Number	Principal Amount	Carrying Value(1)(2)	Allocation by Investment Type(3)	Fixed Rate	Spread Over LIBOR(4)	Spread Over Prime	Yield(5)	Floating Rate as % of Principal Amount
First mortgage loans	75	$1,552,066	$1,094,957	65.9%	4.77%	2.72%	3.30%	5.27%	92.4%
Mezzanine loans	17	426,709	334,317	18.1%	6.43%	2.21%	—	3.96%	62.6%
Subordinate mortgage interests	9	159,289	96,565	6.8%	6.40%	3.51%	—	5.63%	81.4%
Credit tenant loans(6)	55	147,426	140,342	6.3%	6.49%	—	—	6.95%	0.0%
Term loans	6	69,442	44,401	2.9%	7.75%	3.50%	—	5.05%	15.4%
Total/Weighted average	162	$2,354,932	$1,710,582	100.0%	6.21%	2.70%	3.30%	5.17%	78.2%

(1) $1.6 billion in carrying value served as collateral for the Company's consolidated CDO financing transactions and the remainder is unleveraged. The Company has future funding commitments, which are subject to certain conditions that borrowers must meet to qualify for such fundings, totaling $55.7 million. The Company expects that $51.7 million of these commitments will be funded from the Company's CDO financing transactions and require no additional capital from the Company. Assuming that all loans that have future fundings meet the terms to qualify for such funding, the Company's cash requirement on future fundings would be $4.0 million.

(2) Includes 15 loans with a $92.3 million carrying value on non-accrual status, which were primarily first mortgage loans. Four of these loans are classified as non-performing.

(3) Based on principal amount.

(4) $241.1 million principal amount of the Company's real estate debt investments have a weighted average LIBOR floor of 3.02%.

(5) Based on initial maturity and for floating-rate debt, calculated using LIBOR as of December 31, 2011, and for debt with a LIBOR floor, using such floor.

(6) Includes 23 corporate credit notes with $12.8 million principal amount and $12.7 million carrying value.

At December 31, 2010, the Company held the following real estate debt investments (amounts in thousands):

					Weighted Average				
Asset Type:	Number	Principal Amount	Carrying Value(1)(2)	Allocation by Investment Type(3)	Fixed Rate	Spread Over LIBOR(4)	Spread Over Prime	Yield(5)	Floating Rate as % of Principal Amount
First mortgage loans	94	$1,845,464	$1,161,298	67.8%	5.74%	2.79%	3.32%	6.15%	88.8%
Mezzanine loans	24	551,591	458,904	20.3%	5.56%	2.81%	—	3.91%	73.4%
Subordinate mortgage interests	13	249,337	168,200	9.1%	7.25%	3.06%	—	4.46%	88.4%
Credit tenant loans	6	5,732	5,732	0.2%	6.74%	—	—	6.74%	0.0%
Term loans	5	70,750	46,291	2.6%	7.75%	2.50%	—	8.13%	16.2%
Total/Weighted average	142	$2,722,874	$1,840,425	100.0%	6.06%	2.82%	3.32%	5.60%	83.6%

(1) $1.7 billion carrying value served as collateral for the Company's consolidated CDO financing transactions, $44.0 million was financed under a borrowing facility and the remainder was unleveraged.

(2) Includes five loans with an $18.7 million carrying value in real estate debt investments, held for sale and 17 loans with a $76.1 million carrying value on non-accrual status, which were primarily first mortgage loans.

(3) Based on principal amount.

7. Real Estate Debt Investments (Continued)

(4) $525.2 million principal amount of the Company's real estate debt investments had a weighted average LIBOR floor of 2.08%.

(5) Based on initial maturity and for floating-rate debt, calculated using LIBOR as of December 31, 2010, and for debt with a LIBOR floor, using such floor.

During 2011, the Company sold 11 loans for a net realized gain of $84.3 million, which is included in realized gain (loss) on investments and other in the consolidated statements of operations.

Maturities of principal amounts of real estate debt investments at December 31, 2011 are as follows (amounts in thousands):

Years Ending December 31:	Initial Maturity	Maturity Including Extensions(1)
Delinquent	$ 50,962	$ 50,962
2012	635,989	285,211
2013	210,473	184,255
2014	531,496	260,921
2015	284,731	622,375
2016	231,766	382,761
Thereafter	409,515	568,447
Total	$2,354,932	$2,354,932

(1) Reflects modifications executed subsequent to December 31, 2011.

The aggregate carrying value of maturity-defaulted loans was $2.2 million as of December 31, 2011. The weighted average contractual maturity including extensions of the real estate debt investments is 4.1 years.

Actual maturities may differ from contractual maturities because certain borrowers have the right to prepay with or without prepayment penalties, and the Company may also extend contractual maturities in connection with loan modifications. The contractual amounts differ from the carrying values due to unamortized origination fees and costs, unamortized premiums and discounts and loan loss reserves being reported as part of the carrying value of the investment. At December 31, 2011, the Company had $452.1 million of unamortized discounts ($406.8 million related to the CSE CDO) and $4.6 million related to unamortized origination fees. Maturity Including Extensions assumes that all debt with extension options will qualify for extension at initial maturity according to the conditions stipulated in the related debt agreements.

In July 2010, in connection with the acquisition of the equity interests in the CSE CDO, we consolidated certain real estate debt investments with deteriorated credit quality. As of December 31, 2011, such debt had a principal amount of $411.0 million and a carrying value of $78.3 million, of which $56.9 million of the discount will be accreted. As of December 31, 2010, such debt had a principal amount of $857.6 million and a carrying value of $244.2 million, of which $72.3 million of the discount was expected to be accreted at that time. The change in the accreted amount during 2011 was due to loan sales and payoffs, foreclosures and changes to estimated recoverable amounts.

7. Real Estate Debt Investments (Continued)

The following table summarizes the status of the Company's performing and non-performing loans (amounts in thousands):

	Carrying Value as of December 31, 2011					Carrying Value as of December 31, 2010				
	Loan Count	Performing Loans	Loan Count	Non-Performing Loans	Total(1)	Loan Count	Performing Loans	Loan Count	Non-Performing Loans	Total(1)
Real Estate Debt Investments:										
First mortgage loans	73	$1,103,839	2	$ 12,500	$1,116,339	90	$1,145,297	10	$ 42,716	$1,188,013
Mezzanine loans	17	426,742	—	—	426,742	24	556,973	—	—	556,973
Subordinate mortgage interests	7	116,663	2	38,462	155,125	10	185,007	3	51,988	236,995
Credit tenant loans	55	140,342	—	—	140,342	—	—	—	—	—
Term loans	6	59,818	—	—	59,818	5	55,644	—	—	55,644
Total real estate debt investments	158	1,847,404	4	50,962	1,898,366	129	1,942,921	13	94,704	2,037,625
Loan loss reserves	15	(139,001)	3	(48,783)	(187,784)	13	(158,418)	2	(38,782)	(197,200)
Total real estate debt investments, net		$1,708,403		$ 2,179	$1,710,582		$1,784,503		$ 55,922	$1,840,425

(1) Includes five real estate debt investments classified as held for sale of $18.7 million as of December 31, 2010.

The Company's maximum additional exposure to loss related to the non-performing loans at December 31, 2011 is $2.2 million.

Provision for Loan Losses

For the year ended December 31, 2011, the Company recorded $53.0 million of provision for loan losses related to 12 loans. For the year ended December 31, 2010, the Company recorded $168.4 million of provision for loan losses related to 19 loans. For the year ended December 31, 2009, the Company recorded $83.7 million of provision for loan losses related to 15 loans.

Activity in loan loss reserves on real estate debt investments for the years ended December 31, 2011, 2010 and 2009, is as follows (amounts in thousands):

	Year Ended December 31,		
	2011	2010	2009
Beginning balance	$197,200	$ 77,400	$ 11,200
Provision for loan losses	52,980	168,446	83,745
N-Star CDO IX consolidation	—	25,679	—
Transfers to REO	(29,260)	(31,940)	(12,962)
Write-off and sales	(33,136)	(42,385)	(4,583)
Ending balance	$187,784	$197,200	$ 77,400

7. Real Estate Debt Investments (Continued)

At December 31, 2011 and 2010, loan loss reserves are comprised of the following (amounts in thousands):

	December 31, 2011				December 31, 2010			
Class of Debt:	Number of Loans	Principal Amount(1)	Carrying Value(1)	Loan Loss Reserve	Number of Loans	Principal Amount(1)	Carrying Value(1)	Loan Loss Reserve
First mortgage loans	3	$ 70,690	$ 49,132	$ 21,383	3	$ 68,320	$ 47,165	$ 20,984
Subordinate mortgage interests	4	60,562	2,002	58,560	3	73,697	4,835	68,795
Mezzanine loans	9	270,982	178,530	92,424	7	171,531	79,311	92,004
Term loans	2	51,613	27,154	15,417	2	51,613	27,154	15,417
Total	18	$453,847	$256,818	$187,784	15	$365,161	$158,465	$197,200

(1) Principal amount differs from carrying value due to unamortized origination fees and costs, unamortized premium/discount and loan loss reserves included in the carrying value of the investment. Excludes one non-performing loan with a principal amount of $0.9 million and two non-performing loans with a principal amount of $23.5 million that do not have a loan loss reserve as of December 31, 2011 and 2010, respectively.

Credit Quality Monitoring

The Company's CRE debt investments are typically secured by liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company differentiates the relative credit quality of its debt investments principally based upon whether the collateral is currently paying contractual debt service and whether the Company believes it will be able to do so in the future, as well as the Company's expectations as to the ultimate recovery of principal at maturity. Those debt investments for which the Company expects to receive full payment of contractual principal and interest payments are categorized as "performing." The Company groups weaker credit quality debt investments that are currently performing, but for which it believes there is an impairment such that future collection of all principal and interest is in doubt, in a category called "performing with a credit reserve." The Company's weakest credit quality debt investments are generally non-performing loans ("NPL"). The Company categorizes a debt investment as an NPL if it is in maturity default and/or is past due at least 90 days on its contractual debt service payments.

7. Real Estate Debt Investments (Continued)

The following table is a summary of the carrying value of the real estate debt investments, by credit quality indicator, as of each applicable balance sheet date (amounts in thousands):

Credit Quality Indicator:	December 31, 2011	December 31, 2010
Non-performing loans:		
First mortgage loans	$ 2,177	$ 32,393
Subordinate mortgage interests	2	23,529
Subtotal	2,179	55,922
Performing loans with a credit reserve:		
First mortgage loans	46,954	44,988
Subordinate mortgage interests	2,000	4,833
Mezzanine loans	178,531	79,311
Term loans	27,154	27,154
Subtotal	254,639	156,286
Performing loans:		
First mortgage loans	1,045,825	1,083,918
Subordinate mortgage interests	94,563	139,838
Mezzanine loans	155,787	379,593
Credit tenant loans	140,342	5,732
Term loans	17,247	19,136
Subtotal	1,453,764	1,628,217
Total	$1,710,582	$1,840,425

The following table summarizes the Company's average carrying value of impaired loans by type and the income recorded on such loans subsequent to their impairment during the years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

	December 31,								
	2011			2010			2009		
Class of Debt:	Number of Loans	Average Carrying Value	For the Year Ended Income	Number of Loans	Average Carrying Value	For the Year Ended Income	Number of Loans	Average Carrying Value	For the Year Ended Income
First mortgage loans	3	$ 48,148	$ 635	3	$ 46,210	$ 405	8	$100,245	$2,643
Subordinate mortgage interests	4	13,309	684	3	31,623	430	1	20,462	21
Mezzanine loans	9	188,740	10,410	7	111,836	2,745	4	59,338	2,532
Term loans	2	27,154	3,099	2	13,577	1,507	—	—	—
Total/weighted average	18	$277,351	$14,828	15	$203,246	$5,087	13	$180,045	$5,196

7. Real Estate Debt Investments (Continued)

At December 31, 2011, the Company's loan portfolio principal and interest aging was an immaterial amount as it relates to receivables past due 1 to 90 days and $2.2 million regarding receivables past due greater than 90 days (inclusive of its NPLs).

Troubled Debt Restructurings

The following table summarizes real estate debt investments modified that are considered a troubled debt restructuring for the year ended December 31, 2011 (amounts in thousands):

Class of Debt:(1)	Number of Loans	Principal Amount	Carrying Value	Loan Loss Reserves(2)	Future Commitments	Original WA Interest Rate	Modified WA Interest Rate
First mortgage loans(3)	2	$ 69,202	$ 63,203	$ 5,800	$4,000	4.76%	0.34%
Subordinate mortgage interests(4)	1	10,000	2,000	8,000	—	3.00%	1.00%
Mezzanine loans(3)(4)	4	101,525	44,627	56,898	—	4.03%	0.24%
REO(5)	7	NA	115,596	NA	NA	NA	NA
Total/weighted average	14	$180,727	$225,426	$70,698	$4,000	4.25%	0.32%

(1) Excludes certain modifications associated with the CSE CDO.

(2) Loans are included as impaired loans in the tables above.

(3) Includes multiple loans to a single borrower related to mostly contiguous collateral.

(4) One loan experienced an interest payment default prior to modification in 2011. Subsequent to modification, the loan is current on interest payments.

(5) Represents the carrying value of the loans at the time of foreclosure. Refer to Note 5 for more details.

For the year ended December 31, 2011, all loans modified in a TDR generally provided interest rate concessions to the borrower or deferral of principal repayments. The Company recorded $6.3 million in provision for loan losses during the year ended December 31, 2011 related to TDR modifications.

8. Investment in and Advances to Unconsolidated Ventures

The Company has non-controlling, unconsolidated ownership interests in entities that are accounted for using the equity method. Capital contributions, distributions and profits and losses of the real estate entities are allocated in accordance with the terms of the applicable partnership and limited liability company agreements. Such allocations may differ from the stated percentage interests, if any, in such entities as a result of preferred returns and allocation formulas as described in such agreements.

The Company has no investments in unconsolidated subsidiaries accounted for under the equity method that have assets, either individually or in the aggregate, greater than 10% of total consolidated assets or income (loss) greater than 10% of net income (loss) from continuing operations.

Amounts in Thousands, Except per Share Data

8. Investment in and Advances to Unconsolidated Ventures (Continued)

Meadowlands

The Company owns a $109.7 million interest in Meadowlands Two, LLC, which holds 100% of Meadowlands One, LLC, which is secured by a retail/entertainment complex located in East Rutherford, New Jersey (the "NJ Property"). During the third quarter 2010, the lender group took effective ownership of the NJ Property. The Company accounts for its 22% equity interest in the investment under the equity method of accounting. At December 31, 2011 and 2010, the carrying value of the Company's investment was $65.5 million and $72.5 million, respectively. For the year ended December 31, 2011, the Company recognized a provision for loss on equity investment of $4.5 million and equity in losses of $2.5 million. For the year ended December 31, 2010, the Company recognized equity in losses of $2.9 million.

LandCap Partners

On October 5, 2007, the Company entered into a joint venture with Whitehall Street Global Real Estate Limited Partnership 2007 ("Whitehall"), to form LandCap Partners and LandCap LoanCo. (collectively referred to as "LandCap"). LandCap was established to opportunistically invest in single-family residential land through land loans, lot option agreements and select land purchases. The joint venture is managed by a third-party management group which has extensive experience in the single family housing sector. The Company and Whitehall agreed to provide no additional new investment capital in the LandCap joint venture. At December 31, 2011 and 2010, the Company's 49% interest in LandCap was $14.3 million and $15.0 million, respectively. At December 31, 2011 and 2010, LandCap had investments totaling $34.0 million and $34.9 million, respectively. For the years ended December 31, 2011, 2010 and 2009, the Company recognized equity in losses of $1.0 million, $2.2 million and $3.4 million, respectively.

CS Federal Drive, LLC

In February 2006, the Company, through a joint venture with an institutional investor, CS Federal Drive, LLC ("CS/Federal"), acquired a portfolio of three adjacent class A office/flex buildings located in Colorado Springs, Colorado for $54.3 million. The joint venture financed the transaction with two non-recourse, first mortgage loans totaling $38.0 million and the remainder in cash. The borrowings mature on February 11, 2016 and bear fixed interest rates of 5.51% and 5.46%. The Company contributed $8.4 million for a 50% interest in the joint venture and incurred $0.3 million in costs related to its acquisition, which are capitalized to the investment. These costs are amortized over the useful lives of the assets held by the joint venture. At December 31, 2011 and 2010, the Company had an investment in CS/Federal of $5.7 million and $6.2 million, respectively. The Company recognized equity in earnings of $0.7 million, $0.5 million and $0.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NorthStar Real Estate Securities Opportunity Fund

A subsidiary of the Company, as general partner of NorthStar Real Estate Securities Opportunity Fund ("Securities Fund"), liquidated the Securities Fund in 2011. The Company owned a 34.3% interest in Securities Fund. For the years ended December 31, 2011, 2010 and 2009, the Company recognized an immaterial amount, $3.9 million and $6.3 million of equity in losses, respectively.

Amounts in Thousands, Except per Share Data

8. Investment in and Advances to Unconsolidated Ventures (Continued)

NorthStar Real Estate Income Trust, Inc.

As of December 31, 2011, the Company owns 2.9% of the common stock in NSREIT, a CRE debt-oriented REIT sponsored by the Company, with a commitment to purchase up to $10 million of shares of NSREIT's common stock during the two-year period following the July 12, 2010 commencement of its continuous public offering, in the event that its distributions to stockholders exceed its modified funds from operations. In connection with this commitment, the Company has purchased 253,202 shares for $2.3 million for the year ended December 31, 2011. At December 31, 2011 and 2010, the Company had an investment in NSREIT of $4.0 million and $1.8 million, respectively. For the years ended December 31, 2011 and 2010, the Company recognized immaterial amounts in earnings.

G-NRF, LTD

The Company owned a non-controlling interest in Monroe Capital, a venture engaged in the corporate lending business. For the year ended December 31, 2010, the Company received distributions of $17.4 million which reduced the Company's basis in the joint venture to zero and recorded $8.5 million as equity in earnings. In addition, upon sale of the Company's interest to the joint venture partner, the Company recorded a realized gain of $7.5 million.

9. Borrowings

The Company's outstanding borrowings as of December 31, 2011 and 2010 are as follows (amounts in thousands):

				December 31, 2011		December 31, 2010	
	Recourse vs. Non-Recourse	Final Stated Maturity	Contractual Interest Rate(1)	Principal Amount	Carrying Value(2)	Principal Amount	Carrying Value(2)
CDO bonds payable:							
N-Star I	Non-recourse	Aug-38	LIBOR + 2.08%(3)	$ 171,178	$ 154,110	$ 225,701	$ 193,242
N-Star II	Non-recourse	Jun-39	LIBOR + 1.46%(3)	149,438	103,475	197,212	139,922
N-Star III	Non-recourse	Jun-40	LIBOR + 0.59%(3)	274,454	129,537	313,907	156,107
N-Star IV	Non-recourse	Jul-40	LIBOR + 0.58%(3)	232,749	157,862	258,769	164,315
N-Star V	Non-recourse	Sep-45	LIBOR + 0.62%(3)	327,463	126,251	434,633	233,892
N-Star VI	Non-recourse	Jun-41	LIBOR + 0.51%(3)	278,049	184,552	271,698	180,813
N-Star VII	Non-recourse	Jun-51	LIBOR + 0.35%(3)	425,580	180,155	499,200	322,431
N-Star VIII	Non-recourse	Feb-41	LIBOR + 0.44%(3)	583,050	353,684	586,460	170,358
N-Star IX	Non-recourse	Aug-52	LIBOR + 0.40%(3)	682,980	228,704	744,960	207,136
CSE CDO	Non-recourse	Jan-37	LIBOR + 0.39%(3)	850,235	526,909	916,005	490,589
CapLease CDO	Non-recourse	Jan-40	4.94%(4)	150,593	128,668	—	—
Subtotal CDO bonds payable				4,125,769	2,273,907	4,448,545	2,258,805
Mortgage notes payable:(5)							
Core net lease							
Salt Lake City, UT	Non-recourse	Sep-12	5.16%	14,625	14,625	15,059	15,059
South Portland, ME	Non-recourse	Jun-14	7.34%	4,266	4,266	4,466	4,466
Fort Wayne, IN	Non-recourse	Jan-15	6.41%	3,221	3,221	3,313	3,313
Reading, PA	Non-recourse	Jan-15	5.58%	13,366	13,366	13,643	13,643
Reading, PA	Non-recourse	Jan-15	6.00%	5,000	5,000	5,000	5,000
EDS Portfolio	Non-recourse	Oct-15	5.37%	45,416	45,416	46,218	46,218
Keene, NH	Non-recourse	Feb-16	5.85%	6,478	6,478	6,588	6,588
Green Pond, NJ	Non-recourse	Apr-16	5.68%	16,635	16,635	16,884	16,884
Aurora, CO	Non-recourse	Jul-16	6.22%	32,159	32,159	32,583	32,583
DSG Portfolio	Non-recourse	Oct-16	6.17%	32,823	32,823	33,325	33,325
Indianapolis, IN	Non-recourse	Feb-17	6.06%	27,416	27,416	27,789	27,789
Milpitas, CA	Non-recourse	Mar-17	5.95%	21,141	21,141	21,639	21,639
Fort Mill, SC	Non-recourse	Apr-17	5.63%	27,700	27,700	27,700	27,700
Fort Mill, SC	Non-recourse	Apr-17	6.21%	2,162	2,162	2,482	2,482
Columbus, OH	Non-recourse	Dec-17	6.48%	22,937	22,937	23,239	23,239
Cincinnati, OH	Non-recourse	NA	5.85%	—	—	51,480	51,480
Subtotal Core net lease				275,345	275,345	331,408	331,408
Healthcare net lease							
Hillsboro, OR	Non-recourse	Jan-14	5.94%	32,104	32,104	32,537	32,537
WF Portfolio	Non-recourse	May-15	LIBOR + 5.95%(6)	57,589	57,589	58,200	58,200
Ohio Portfolio	Non-recourse	Mar-16	6.00%	20,921	20,921	19,936	19,936
Wilkinson Portfolio	Non-recourse	Jan-17	6.99%	157,688	157,688	159,135	159,135
Tuscola/Harrisburg	Non-recourse	Jan-17	7.09%	7,781	7,781	7,842	7,842
East Arlington, TX	Non-recourse	May-17	5.89%	3,304	3,304	3,349	3,349
Miller Portfolio	Non-recourse	NA	7.04%	—	—	116,807	116,807
Harmony Portfolio	Non-recourse	NA	6.39%	—	—	73,900	73,900
Subtotal Healthcare net lease				279,387	279,387	471,706	471,706
Real estate owned							
Phoenix, AZ	Non-recourse	May-17	4.25%	212,000	212,000	—	—
San Antonio, TX(7)	Non-recourse	Jan-19	4.44%	16,525	16,525	—	—
Subtotal Real estate owned				228,525	228,525	—	—
Subtotal Mortgage notes payable				783,257	783,257	803,114	803,114

Amounts in Thousands, Except per Share Data

9. Borrowings (Continued)

	Recourse vs. Non-Recourse	Final Stated Maturity	Contractual Interest Rate(1)	December 31, 2011 Principal Amount	December 31, 2011 Carrying Value(2)	December 31, 2010 Principal Amount	December 31, 2010 Carrying Value(2)
Credit facility:							
CMBS Facility	Non-recourse	Oct-14(8)	1.65%	64,259	64,259	—	—
Subtotal Credit facility				64,259	64,259	—	—
Secured term loans:							
Term Asset-Backed Securities Loan Facility	Non-recourse	Oct-14	2.64%	14,682	14,682	14,682	14,682
Term Loan	Recourse	NA	LIBOR + 1.50%	—	—	22,199	22,199
Subtotal Secured term loans				14,682	14,682	36,881	36,881
Exchangeable senior notes:(9)							
7.25% Notes	Recourse	Jun-27(10)	7.25%	20,455	20,396	68,165	67,443
11.50% Notes	Recourse	Jun-13	11.50%	35,710	35,389	60,750	59,446
7.50% Notes	Recourse	Mar-31(11)	7.50%	172,500	160,068	—	—
Subtotal Exchangeable senior notes				228,665	215,853	128,915	126,889
Junior subordinated notes:(2)(12)							
Trust I	Recourse	Mar-35	8.15%	41,240	25,569	41,240	30,173
Trust II	Recourse	Jun-35	7.74%	25,780	15,984	25,780	18,531
Trust III	Recourse	Jan-36	7.81%	41,238	25,155	41,238	28,825
Trust IV	Recourse	Jun-36	7.95%	50,100	30,561	50,100	38,349
Trust V	Recourse	Sep-36	LIBOR + 2.70%	30,100	14,749	30,100	18,830
Trust VI	Recourse	Dec-36	LIBOR + 2.90%	25,100	12,676	25,100	15,568
Trust VII	Recourse	Apr-37	LIBOR + 2.50%	31,459	15,100	31,475	19,080
Trust VIII	Recourse	Jul-37	LIBOR + 2.70%	35,100	17,374	35,100	21,894
Subtotal Junior subordinated notes				280,117	157,168	280,133	191,250
Grand Total				$5,496,749	$3,509,126	$5,697,588	$3,416,939

(1) Refer to Note 14 regarding the Company's derivative instruments which are used to manage interest rate exposure.

(2) Carrying value represents fair value with respect to the CDO bonds payable (excluding CapLease CDO bonds payable for which the fair value option was not elected) and junior subordinated notes due to the election of the fair value option (see Note 4) and amortized cost with regards to the other borrowings.

(3) Represents a weighted average spread. N-Star CDOs I and VI and CSE CDO are based on three-month LIBOR whereas all others are based on one-month LIBOR.

(4) Represents a weighted average coupon.

(5) Mortgage notes payable are subject to customary non-recourse covenants.

(6) Contractual interest rate is based on three-month LIBOR with a 1.0% LIBOR floor.

(7) In connection with this borrowing, the borrower is a special purpose entity separate from the Company and its affiliates, and as a result, the borrower's assets and credit are not available to satisfy the debts and the obligations of the Company or any of its other affiliates.

(8) The initial maturity date is October 28, 2013, subject to a one-year extension at the option of the Company, which may be exercised upon the satisfaction of certain conditions set forth in the agreement.

(9) Principal amount differs from carrying value on the consolidated balance sheet due to the equity component of the debt.

(10) The holders have repurchase rights which may require the Company to repurchase the notes on June 15, 2012.

(11) The holders have repurchase rights which may require the Company to repurchase the notes on March 15, 2016.

(12) Junior subordinate notes Trusts I, II, III and IV have a fixed interest rate for the first ten years after which the interest rate will float and reset quarterly at rates ranging from three-month LIBOR + 2.70% to 3.25%. The Company entered into an interest rate swap agreement on Trust VIII which fixes the interest rate for ten years at 8.29%.

9. Borrowings (Continued)

Scheduled principal on the Company's borrowings, based on stated maturity, is as follows as of December 31, 2011 (amounts in thousands):

	Total	CDO Bonds Payable	Mortgage Notes Payable	Credit Facility	Secured Term Loan	Exchangeable Senior Notes(1)	Junior Subordinated Notes
2012	$ 43,440	$ —	$ 22,985	$ —	$ —	$ 20,455	$ —
2013	45,037	—	9,327	—	—	35,710	—
2014	123,129	—	44,188	64,259	14,682	—	—
2015	125,113	—	125,113	—	—	—	—
2016	280,269	—	107,769	—	—	172,500	—
Thereafter	4,879,761	4,125,769	473,875	—	—	—	280,117
Total	$5,496,749	$4,125,769	$783,257	$64,259	$14,682	$228,665	$280,117

(1) The 7.25% Notes and 7.50% Notes have a final maturity date of June 15, 2027 and March 15, 2031, respectively. The above table reflects the holders' repurchase rights which may require the Company to repurchase the 7.25% Notes and 7.50% Notes on June 15, 2012 and March 15, 2016, respectively.

As of December 31, 2011, the Company was in compliance with all covenants under its outstanding borrowings.

Exchangeable Senior Notes

In June 2007, the Operating Partnership issued $172.5 million of 7.25% exchangeable senior notes ("7.25% Notes") which were offered in accordance with Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), of which $20.5 million remains outstanding as of December 31, 2011. The 7.25% Notes are senior unsecured obligations of the Operating Partnership. The 7.25% Notes have an initial exchange rate representing an exchange price of $16.89 per share of the Company's common stock, subject to adjustment under certain circumstances, and may be exchangeable upon the occurrence of specified events, and at any time on or after March 15, 2027, and prior to the close of business on the second business day immediately preceding the maturity date, into cash or common stock of the Company, or a combination thereof, if any, at the Company's option.

In May 2008, NRFC NNN Holdings, LLC ("NNN Holdings"), a wholly-owned subsidiary of the Company, issued $80.0 million of 11.50% exchangeable senior notes ("11.50% Notes") which were offered in accordance with Rule 144A, of which $35.7 million remains outstanding as of December 31, 2011. The 11.50% Notes are senior unsecured obligations of NNN Holdings. The 11.50% Notes have an initial exchange rate representing an exchange price of $12.00 per share of the Company's common stock, subject to adjustment under certain circumstances may be exchangeable upon the occurrence of specified events, and at any time on or after March 15, 2013, and prior to the close of business on the second business day immediately preceding the maturity date, into cash or common stock of the Company, or a combination thereof, if any, at the Company's option.

In March 2011, the Operating Partnership issued $172.5 million of 7.50% exchangeable senior notes ("7.50% Notes") due in 2031. The 7.50% Notes were offered in a private offering exempt from registration in accordance with Rule 144A. The 7.50% Notes are senior unsecured obligations of the

9. Borrowings (Continued)

Operating Partnership. The 7.50% Notes have an initial exchange rate representing an exchange price of $6.44 per share of the Company's common stock, subject to adjustment under certain circumstances and may be exchangeable at any time prior to the close of business on the second business day immediately preceding the maturity date for cash or common stock of the Company, or a combination thereof, at the Company's option. The net proceeds from the offering were $163.0 million.

The 7.25% Notes, 11.50% Notes and 7.50% Notes are redeemable, at the Company's option, on and after June 15, 2014, June 15, 2011 and March 15, 2016, respectively. The Company may be required to repurchase each issuance of exchangeable senior notes at certain dates and upon the occurrence of certain designated events.

The components of the Company's outstanding exchangeable senior notes are summarized as follows as of December 31, 2011 and 2010 (amounts in thousands):

	December 31, 2011			December 31, 2010		
	Principal Amount	Unamortized Discount(1)	Carrying Value	Principal Amount	Unamortized Discount	Carrying Value
7.25% Notes	$ 20,455	$ (59)	$ 20,396	$ 68,165	$ (722)	$ 67,443
11.50% Notes	35,710	(321)	35,389	60,750	(1,304)	59,446
7.50% Notes	172,500	(12,432)	160,068	—	—	—
Total	$228,665	$(12,812)	$215,853	$128,915	$(2,026)	$126,889

(1) The remaining amortization period for the 7.25% Notes, 11.50% Notes and 7.50% Notes is 6.5 months, 1.5 years and 4.3 years, respectively.

As of December 31, 2011 and 2010, the carrying value of the equity components of the exchangeable senior notes is $15.7 million and $4.9 million, respectively, which is recorded as a component of additional paid-in capital.

The components of interest expense related to outstanding exchangeable senior notes for the years ended December 31, 2011, 2010 and 2009 are summarized as follows (amounts in thousands):

Year Ended	Interest Expense	Amortization Expense(1)	Total Interest Expense
2011	$18,872	$4,490	$23,362
2010	11,928	1,892	13,820
2009	14,542	2,267	16,809

(1) The effective interest rate of the 7.25% Notes, 11.50% Notes and 7.50% Notes was 7.9%, 12.2% and 9.6% for the year ended December 31, 2011, respectively.

9. Borrowings (Continued)

Debt Repurchases

The following summarizes the Company's total debt repurchases for the year ended December 31, 2011 (amounts in thousands):

	Principal Amount	Repurchase Price
CDO Bonds	$212,578	$75,316
Exchangeable Senior Notes	$ 72,750	$75,188

The Company did not repurchase any outstanding CDO bonds or exchangeable senior notes during 2010. The Company recorded a net realized loss of $27.3 million in connection with the repurchase of its exchangeable senior notes and CDO bonds for year ended December 31, 2011.

Settlement of Mortgage Note

The Company previously owned a partially vacant net lease property located in Cincinnati, Ohio. In November 2010, the mortgage lender declared a payment default and, in December 2010, began foreclosure proceedings on the property. In 2010, the Company recorded a $5.2 million impairment related to this property and in April 2011, the Company transferred the property to the lender via a foreclosure. The Company paid the lender $2.5 million mainly for settlement of certain tenant improvements and leasing commission obligations, which was included in realized gain (loss) and other in the consolidated statement of operations.

CDO Bonds Payable

On August 31, 2011, the Company invested $23.5 million to acquire the collateral management rights, preferred equity notes and $14.3 million in principal of originally investment grade bonds of the CapLease CDO, which is consolidated under U.S. GAAP.

CMBS Facility

In October 2011, a subsidiary of the Company entered into a master repurchase and securities contract ("CMBS Facility") with Wells Fargo Bank N.A. (or "Wells Fargo"). The $100.0 million CMBS Facility finances the acquisition of AAA-rated CMBS investments and has an initial term of two years with a one-year extension option at the Company's election subject to certain conditions. Borrowings accrue interest at a per annum pricing rate equal to 1.65%, subject to adjustment. The Company paid an upfront fee of 0.5% based on the total commitment and will not incur any unused fees.

In connection with the CMBS Facility, the Company, together with the Operating Partnership and Sub-REIT (collectively, the "CMBS Guarantors"), provided a guaranty agreement under which the CMBS Guarantors guaranty the obligations under the CMBS Facility.

As of December 31, 2011, the Company purchased $73.2 million principal amount of CMBS with a weighted average yield of 4.1%, initially financed with $65.7 million at a weighted average cost of 1.9%, resulting in an expected return on invested equity of over 21%.

Amounts in Thousands, Except per Share Data

9. Borrowings (Continued)

CRE Debt Facility

In November 2011, NRFC WF Loan, LLC ("NRFC WF"), a wholly-owned subsidiary of the Company, entered into a master repurchase and securities contract ("Loan Facility") with Wells Fargo. The $100.0 million Loan Facility will be used to finance the origination of CRE first mortgage loans and has an initial term of two years with two one-year extension option at the Company's election which is subject to certain conditions. Borrowings under the Loan Facility accrue interest at a range of LIBOR plus 2.25% to 3.00% per annum with advance rates of up to 75%, depending on asset type and characteristics. The Company paid an upfront fee of 0.5% of the total commitment and will not incur any unused fees.

In connection with the Loan Facility, the Company, together with the Operating Partnership entered into a guarantee arrangement, under which the Company and the Operating Partnership guaranty the obligations under the Loan Facility. Additionally, in connection with the Loan Facility the Sub-REIT provided a pledge and security agreement over its interests in NRFC WF. The Company has no outstanding borrowings with respect to the Loan Facility as of December 31, 2011.

The Loan Facility and CMBS Facility contain a liquidity covenant that requires the Company to maintain an aggregate of $45 million of unrestricted cash to provide credit support for the borrowings.

As of December 31, 2011, the Company was in compliance with this covenant.

10. Related Party Transactions

Advisory and Other Fees

The Company has agreements with each of its N-Star CDOs and the CSE and CapLease CDOs to perform certain advisory services. The advisory fee income related to all of the CDO financing transactions are eliminated as a result of the consolidation of the respective CDO financing transaction. For such time certain CDO financing transactions were not consolidated, the Company earned total fees of $3.2 million and $7.3 million for the years ended December 31, 2010 and 2009, respectively, which is recorded in other revenue in the consolidated statement of operations.

The Company has an agreement with NSREIT to manage its day-to-day affairs, including identifying, originating and acquiring investments on behalf of NSREIT. The Company earns fees for its advisory services. For the years ended December 31, 2011 and 2010, the Company earned $1.0 million and an immaterial amount of fees on these agreements, respectively. Additionally, the Company incurs costs on behalf of NSREIT and NorthStar Senior Care Trust, Inc. ("Senior Care") which are reimbursed subsequently to the Company by these managed entities. As of December 31, 2011, the Company had unreimbursed costs of $4.3 million from NSREIT and $1.6 million from Senior Care. These amounts are recorded as receivables, related parties on the Company's consolidated balance sheets.

Legacy Fund

The Company has two real estate debt investments with a subsidiary of Legacy Partners Realty Fund I, LLC (the "Legacy Fund"), as borrower. One loan of $15.2 million matures in April 2013 and has two one-year extension options. The total interest rate is LIBOR + 7.50%, of which

Amounts in Thousands, Except per Share Data

10. Related Party Transactions (Continued)

LIBOR + 3.00% is current pay. The other loan of $19.2 million had an initial maturity of January 2012 and is in the process of being modified. One of the Company's directors, Preston Butcher, is the chairman of the board of directors and chief executive officer and owns a significant interest in Legacy Partners Commercial, LLC, which indirectly owns an equity interest in, and owns the manager of, the Legacy Fund. In addition, the Company leases office space in Colorado with an affiliate of Legacy Fund under an operating lease through December 18, 2015. The Company has the option to renew the lease for an additional five years.

Hard Rock Hotel Loan

The Company owns a $89.3 million mezzanine loan backed by the Hard Rock Hotel and Casino in Las Vegas, Nevada. Prior to a modification of the loan in March 2011, Morgans Hotel Group ("Morgans") was a minority partner in the joint venture owning the hotel. David Hamamoto, the Company's chairman and chief executive officer, is the executive chairman of the board of Morgans. Morgans no longer has any interest in the hotel.

11. Equity-Based Compensation

Omnibus Stock Incentive Plan

On September 14, 2004, the board of directors of the Company adopted the NorthStar Realty Finance Corp. 2004 Omnibus Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, shares of common stock of the Company, including restricted shares, and other equity-based awards, including OP Units which are structured as profits interests ("LTIP Units") or any combination of the foregoing. The eligible participants in the Stock Incentive Plan include directors, officers and employees of the Company and, prior to October 29, 2005, employees pursuant to the shared facilities and services agreement.

An aggregate of 8,933,038 shares of common stock of the Company are currently reserved and authorized for issuance under the Stock Incentive Plan, subject to equitable adjustment upon the occurrence of certain corporate events. As of December 31, 2010, the Company has issued an aggregate of 8,313,260 LTIP Units, net of forfeitures of 147,640 LTIP Units. An aggregate of 4,735,877 LTIP Units were converted to common stock and 581,669 shares of common stock were issued pursuant to the Stock Incentive Plan. Of the 8,313,260 LTIP Units, 6,901,585 were subject to vesting of which 26,833 remain unvested, 701,058 cliff vested on December 31, 2010 and 267,793 had no vesting requirements. The Company accelerated the vesting of 442,824 LTIP Units as part of the termination agreements provided to employees. In addition, the LTIP Unit holders are entitled to dividends on the entire grant beginning on the date of the grant.

The Company has recognized equity-based compensation expense of $4.7 million, $14.3 million and $19.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, there were 26,833 unvested LTIP Units. During the year ended December 31, 2011, 84,349 LTIP Units were forfeited. The related compensation expense to be recognized over the remaining vesting period of the Stock Incentive Plan LTIP Unit grants is $0.1 million, provided there are no forfeitures.

11. Equity-Based Compensation (Continued)

Additional Grants

In February 2011 and April 2011, the Company granted 370,370 and 143,129 LTIP Units, respectively, to certain officers and employees of the Company. In April 2011 and May 2011, the Company granted 20,204 and 96,992 LTIP Units to directors related to two new directors and annual grants. The 96,992 grant of LTIP Units is not subject to vesting. All of the other LTIP Units vest to the recipient at a rate of one-twelfth of the total amount granted as of the end of each quarter, beginning on April 29, 2011. The Company has recognized $1.3 million in equity-based compensation expense related to these LTIP Units for the year ended December 31, 2011.

The status of all of the LTIP Unit grants as of December 31, 2011 and 2010 is as follows (in thousands):

	December 31, 2011		December 31, 2010	
	LTIP Grants	Weighted Average Grant Price	LTIP Grants	Weighted Average Grant Price
Beginning balance(1)	4,289	$ 7.92	7,323	$ 9.85
Granted	630	5.03	—	—
Converted to common stock	(628)	7.41	(3,031)	12.59
Forfeited	(84)	10.67	(3)	8.55
Ending Balance/Weighted Average	4,207	$ 7.53	4,289	$ 7.92

(1) Reflects balance at January 1, 2011 and 2010 for the periods ended December 31, 2011 and 2010, respectively.

Incentive Compensation Plan

On July 21, 2009, the compensation committee of the board of directors (the "Committee") of the Company approved the material terms of a new Incentive Compensation Plan for the Company's executive officers and other employees (the "Plan"). Under the Plan, a potential incentive compensation pool is expected to be established each calendar year. The size of the incentive pool will be calculated as the sum of: (a) 1.75% of the Company's "adjusted equity capital;" and (b) 25% of the Company's adjusted funds from operations, as adjusted ("AFFO"), above a 9% return hurdle on adjusted equity capital. Payout from the incentive pool is subject to achievement of additional performance goals summarized below.

The incentive pool is expected to be divided into the following three separate incentive compensation components: (1) an annual cash bonus, tied to annual performance of the Company and paid after year end at or around completion of the year-end audit ("Annual Bonus"); (2) a deferred cash bonus, determined based on the same year's performance, but paid 50% following the close of each of the first and second years after such incentive pool is determined, subject to the participant's continued employment through each payment date ("Deferred Cash Bonus"); and (3) a long-term incentive, paid at the end of a three or four-year period based on the Company's achievement of cumulative performance goals for such period, subject to the participant's continued employment

Amounts in Thousands, Except per Share Data

11. Equity-Based Compensation (Continued)

through the payment date. The Committee evaluates the Plan on an annual basis and considers alternatives to the foregoing as the Committee deems appropriate and in the best interests of the Company. Performance goals for each component will be set by the Committee at the beginning of each subsequent calendar year for each new cycle. The goals will generally be divided into ranges of performance, each of which will correspond to a payout level equal to a percentage of a participant's pool allocation for such component.

Restricted stock units ("RSUs") are allocated to executive officers of the Company under the long-term incentive component of the Plan. An aggregate of 3,147,454 and 2,209,998 of RSUs were granted in connection with the 2009 Plan and 2010 Plan, respectively. The RSUs are subject to the Company achieving cumulative performance hurdles or target stock prices established by the Committee for the three-year periods ending December 31, 2011 and 2012, respectively. Upon the conclusion of the applicable performance period, each executive officer will receive a payout, if any, equal to the value of one share of common stock at the time of such payout, inclusive of the dividends paid with respect to a share of common stock following the first year of the applicable performance period, for each RSU actually earned (the "Long-Term Amount Value"). The Long-Term Amount Value, if any, will be paid in the form of shares of common stock or LTIP Units to the extent available under the Company's equity compensation plans or, if all or a portion of such shares or LTIP Units are not available, in cash; provided, that the amount of cash paid to any executive officer with respect to the Long-Term Amount shall not exceed certain maximum amounts set forth in the Plan (the "Long Term Amount Payout").

For RSUs granted in connection with the 2009 Plan, the Company determined in 2011 that the performance hurdle established for the period ending December 31, 2011 was reached which entitles the recipients to 100% of the RSUs granted. In 2010, the Company recorded $2.1 million of equity-based compensation expense relating to these RSUs based upon the fair value of the target stock price component of the Plan on the dates that the RSUs were initially allocated to the executive officers. Because the Company did not have a sufficient amount of common stock or LTIP Units to settle these RSUs they will be settled in cash in February 2012. The Company remeasured its compensation expense based upon the December 31, 2011 stock price and the recipient receiving 100% of the award and recorded cash compensation expense of $13.9 million for the year ended December 31, 2011.

For RSUs granted in connection with the 2010 Plan, the Company believes that it will meet the performance hurdle established for the period ending December 31, 2012 that would entitle the recipient to 100% of the RSUs granted. The target stock price component of the 2010 Plan has been fair valued and the Company has recognized equity-based compensation of $5.6 million for the year ended December 31, 2011. To the extent earned, the Company expects to settle these RSUs in common stock or LTIP Units.

2011 Plan

In February 2012, the Company issued 1,525,798 RSUs to executive officers in connection with the 2011 Plan. The RSUs are subject to the Company achieving target stock prices established by the Committee for the four-year period ending December 31, 2014. Upon the conclusion of the applicable performance period, each executive officer will receive the Long Term Amount Payout (if earned). At the same time, the Company granted 1,525,798 LTIP Units to executive officers which vest to the

11. Equity-Based Compensation (Continued)

recipient at a rate of four annual installments ending December 31, 2014. In addition, the Company granted $3.1 million of LTIP Units to certain non-executive employees which will vest quarterly over three years beginning April 2012. For the year ended December 31, 2011, the Company recorded compensation expense of $22.4 million comprised of the Annual Bonus of $15.6 million and the Deferred Cash Bonus of $6.8 million.

2006 Outperformance Plan

In January 2006, the compensation committee of the board of directors approved the NorthStar Realty Finance Corp. 2006 Outperformance Plan (the "2006 Plan"), a long-term compensation program to further align the interests of the Company's stockholders and management. The Company did not meet the performance hurdles under the 2006 Plan at its conclusion on December 31, 2008. The Company recorded $0.2 million and $0.5 million of compensation expense for the years ended December 31, 2010 and 2009, respectively. The Company did not record any compensation expense for the year ended December 31, 2011.

12. Stockholders' Equity

Common Stock

On May 17, 2011, the Company completed the sale of 17.25 million shares of its common stock at a price of $4.25 per share, which includes the full over-allotment option exercised by the underwriters of the offering. The net proceeds to the Company were $69.3 million.

Preferred Stock

The Company has issued and outstanding the following cumulative redeemable preferred stock as of December 31, 2011 (in thousands except share and per share data):

	Issue Date	Number of Shares(1)	Net Proceeds
Series A 8.75%	September 2006	2,400,000	$ 57,867
Series B 8.25%	February 2007	6,200,000	149,887
Series B 8.25%	May 2007	1,400,000	33,618
Total			$241,372

(1) 250 million shares have been authorized, and all shares have a $0.01 par value and $25 per share liquidation preference.

All shares were completed in a public offering and remain issued and outstanding as of December 31, 2011 and 2010, respectively. The preferred stock is currently redeemable by the Company at a redemption price of $25 per share.

Amounts in Thousands, Except per Share Data

12. Stockholders' Equity (Continued)

Dividend Reinvestment and Stock Purchase Plan

In April 2007, the Company implemented a Dividend Reinvestment and Stock Purchase Plan (the "DRSPP"), pursuant to which it registered with the SEC and reserved for issuance 15,000,000 shares of its common stock. Under the terms of the DRSPP, stockholders who participated in the DRSPP were able to purchase shares of the Company's common stock directly from it, in cash investments up to $10,000. At the Company's sole discretion, it could accept optional cash investments in excess of $10,000 per month, which may qualify for a discount from the market price of 0% to 5%. DRSPP participants were also able to automatically reinvest all or a portion of their dividends for additional shares of the Company's stock. The Company has expected to use the proceeds from any dividend reinvestments or stock purchases for general corporate purposes.

For the year ended December 31, 2011, the Company issued a total of 61,846 common shares pursuant to the DRSPP for a gross sales price of $0.3 million. For the year ended December 31, 2010, the Company issued a total of 92,362 of common shares pursuant to the DRSPP for a gross sales price of $0.3 million.

Certain issuances of share of the Company's common stock under the DRSPP occurred more than three years after the related registration statement for those plans became effective. As a result, certain investors may have a rescission right. If a rescission right exists with respect to this issuances under the DRSPP, it would apply to up to 127,500 of shares of the Company's common stock issued for an aggregate consideration of up to $513,500. The Company terminated the stock purchase component of the DRSPP effective January 1, 2012.

Warrants Outstanding

The Company has issued and outstanding the following warrants to purchase shares of the Company's common stock:

Issue Date	Expiration Date	Number	Exercise Price
October 2009(1)	October 2019	500,000	$ 7.50
October 2009(1)	October 2020	250,000	8.60
October 2009(1)	October 2021	250,000	10.75
June 2010(2)	June 2020	2,000,000	7.60
Total		3,000,000	

(1) Issued in connection with an amendment to a secured term loan with Wachovia Bank, NA.

(2) Issued in connection with the repayment and extinguishment of a secured term loan with Wachovia Bank, NA.

The exercise price of all outstanding warrants may be paid in cash or by cashless exercise and the exercise price and number of shares of common stock issuable are subject to anti-dilution requirements. All warrants are currently exercisable and have a one-to-one conversion to common stock.

Amounts in Thousands, Except per Share Data

12. Stockholders' Equity (Continued)

Dividends

The Company declared the following dividends (on a per share basis) for the years ended December 31, 2011, 2010 and 2009:

Declaration Date	Common Stock Dividend	Preferred Stock Dividend Series A	Preferred Stock Dividend Series B
2011			
January 19	$0.100	$0.54688	$0.51563
May 4	$0.100	$0.54688	$0.51563
August 3	$0.100	$0.54688	$0.51563
November 2	$0.125	$0.54688	$0.51563
2010			
January 19	$0.100	$0.54688	$0.51563
April 20	$0.100	$0.54688	$0.51563
July 20	$0.100	$0.54688	$0.51563
October 19	$0.100	$0.54688	$0.51563
2009			
January 20(1)	$0.250	$0.54688	$0.51563
April 21	$0.100	$0.54688	$0.51563
July 21	$0.100	$0.54688	$0.51563
October 20	$0.100	$0.54688	$0.51563

(1) The dividends were paid in combination of 40% cash and 60% common stock which totaled 3,715,869 shares of common stock.

12. Stockholders' Equity (Continued)

Earnings Per Share

Earnings per share for the years ended December 31, 2011, 2010 and 2009 is computed as follows (amounts in thousands, except per share data):

	Year Ended December 31,		
	2011	2010	2009
Numerator:			
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	$(263,014)	$(395,466)	$(151,208)
Effect of dilutive securities:			
Income (loss) allocated to Operating Partnership non-controlling interest	(12,780)	(25,864)	(15,848)
Dilutive net income (loss) available to stockholders	$(275,794)	$(421,330)	$(167,056)
Denominator:			
Shares available to common stockholders	89,349	76,553	69,870
Effect of dilutive securities(1):			
OP/LTIP units	4,278	6,290	7,323
Weighted Average Dilutive Shares	93,627	82,843	77,193
Net income (loss) per share attributable to NorthStar Realty Finance Corp. common stockholders—Basic/Diluted	$ (2.94)	$ (5.17)(2)	$ (2.16)

(1) Excludes the effect of convertible debt and warrants outstanding and exercisable of 3,000,000, 2,750,000 and 500,000 as of December 31, 2011, 2010 and 2009, respectively, that were not dilutive for the respective periods. These instruments could potentially impact diluted EPS in future periods, depending on changes in the Company's stock price.

(2) Depending on the timing and amount of LTIP Units converted, the weighting of the common shares may result in an anti-dilutive effect on earnings per share. This amount reflects the non-anti-dilutive earnings per share amount as it appears on the statement of operations.

The EPS calculation takes into account the conversion of LTIP Units into common shares which convert on a one-for-one basis into common shares and share equally in the Company's income (loss).

13. Non-controlling Interests

Operating Partnership

Non-controlling interests includes the aggregate limited partnership interests or OP Units in the Operating Partnership held by limited partners (the "Unit Holders"). Income allocated to the non-controlling interest is based on the Unit Holders' ownership percentage of the Operating Partnership. The ownership percentage is determined by dividing the number of OP Units held by the Unit Holders by the total number of dilutive shares. The issuance of additional shares of beneficial interest (the "Common Shares" or "Shares") or OP Units changes the percentage ownership of both

Amounts in Thousands, Except per Share Data

13. Non-controlling Interests (Continued)

the Unit Holders and the Company. Since a unit is generally redeemable for cash or Shares at the option of the Company, it is deemed to be equivalent to a Share. Therefore, such transactions are treated as capital transactions and result in an allocation between stockholders' equity and non-controlling interests in the accompanying consolidated balance sheets to account for the change in the ownership of the underlying equity in the Operating Partnership. As of December 31, 2011 and 2010, non-controlling interests related to the aggregate limited partnership units of 4,207,836 and 4,289,276, represented a 4.20% and 5.21% interest in the Operating Partnership, respectively. Income (loss) allocated to the Operating Partnership non-controlling interest for the years ended December 31, 2011, 2010 and 2009 was a loss of $12.8 million, $25.9 million and $15.8 million, respectively.

Contingently Redeemable Non-controlling Interest

On July 14, 2011, the Company repaid the $100.0 million preferred membership interest in NRF Healthcare, LLC to Inland American Real Estate Trust, Inc. ("Inland American"), which had a 10.5% distribution rate. Income allocated to Inland American's non-controlling interest for the years ended December 31, 2011, 2010 and 2009 was $5.7 million, $10.5 million and $10.5 million, respectively.

Other

Other non-controlling interests include third-party interests of 16.7% of the equity notes of N-Star CDO I, third-party interests in six assets in the CSE CDO and one REO with a 22.6% non-controlling interest. Income (loss) allocated to the other non-controlling interests for the years ended December 31, 2011, 2010 and 2009 was $1.5 million, $0.3 million and ($0.9 million), respectively.

14. Risk Management and Derivative Activities

Derivatives

The Company uses derivative instruments primarily to manage interest rate risk exposure and such derivatives are not considered speculative. These derivative instruments are typically in the form of interest rate swap agreements and the primary objective is to minimize interest rate risks associated with the Company's investment and financing activities. The counterparties of these arrangements are major financial institutions with which the Company may also have other financial relationships. The Company is exposed to credit risk in the event of non-performance by these counterparties and it monitors their financial condition; however, the Company currently does not anticipate that any of the counterparties will fail to meet their obligations.

14. Risk Management and Derivative Activities (Continued)

The following tables summarize the Company's derivative instruments that were not designated as hedges under U.S. GAAP as of December 31, 2011 and 2010 (amounts in thousands):

As of December 31, 2011:	Number	Notional Amount(1)	Fair Value Net Asset (Liability)	Range of Fixed LIBOR	Range of Maturity
Interest rate swaps	38	$1,836,972	$(234,616)(2)	4.55%-5.63%	September 2012-October 2019
Interest rate caps/floors	5	468,500	5,677	1.64%-7.00%	May 2012-October 2014
Total	43	$2,305,472	$(228,939)		
As of December 31, 2010					
Interest rate swaps	52	$2,380,484	$(220,683)	4.55%-5.63%	February 2011-October 2019
Interest rate caps/floors	4	78,568	52	1.00%-7.00%	February 2011-October 2014
Total	56	$2,459,052	$(220,631)		

(1) Interest rate swaps excludes timing swaps with a notional amount of $288.8 million and $353.4 million as of December 31, 2011 and 2010, respectively.

(2) An aggregate of $1.8 billion notional amount of interest rate swaps were liabilities at period end and are only subject to the credit risks of the respective CDO structures. As the interest rate swaps are senior to all the liabilities of the respective CDOs and the fair value of each of the CDO's investments exceeded the fair value of the CDO's derivative liabilities, a credit valuation adjustment is no longer recorded.

During the second quarter 2011, the Company terminated $163.0 million notional amount of interest rate swaps which resulted in a payment of $27.1 million already held by the counterparty for the settlement. As of December 31, 2011 and 2010, the amounts in accumulated other comprehensive loss related to derivatives was $37.3 million and $44.8 million, respectively. In July 2011, the Company purchased an interest rate floor with a $450.0 million notional amount and a strike price of 1.64% above one-month LIBOR. The floor has a maturity date of January 2013. The remaining change from December 31, 2010 relates to contractual notional amortization. The Company had no derivative financial instruments that were designated as hedges in qualifying hedging relationships as of December 31, 2011 and 2010.

14. Risk Management and Derivative Activities (Continued)

The following table presents the fair value of the Company's derivative instruments as well as their classification on its consolidated balance sheets as of December 31, 2011 and 2010 (amounts in thousands):

	December 31,	
Derivative assets	**2011**	**2010**
Interest rate derivatives, designated as hedges	$ —	$ —
Interest rate derivatives, not designated as hedges	5,735	59
	$ 5,735	$ 59
Derivative liabilities		
Interest rate derivatives, designated as hedges	$ —	$ —
Interest rate derivatives, not designated as hedges	234,674	220,689
	$234,674	$220,689

The following tables present the effect of the Company's derivative instruments on its consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

	Income Statement Location	Year Ended December 31,		
		2011	**2010**	**2009(1)**
Cash flow hedges				
Amount of gain (loss) in OCI on derivative (effective portion)	NA	$ —	$ (3,448)	$ 2,115
Amount of gain (loss) reclassified from OCI into income (loss) related to effective portion	Interest Expense	$ —	$ 30	$ 28
Non-hedge derivatives				
Amount of gain (loss) recognized in income	Unrealized gain (loss) on investment and other	$(38,312)	$(34,047)	$ 4,424
Amount of gain (loss) reclassified from OCI into income (loss)	Unrealized gain (loss) on investment and other	$ (7,491)	$ (6,635)	$(5,618)

(1) The year ended December 31, 2009 does not include gains (losses) from transactions reclassified from accumulated OCI into income for N-Star CDOs I, II, III and V, as these CDO financings were unconsolidated prior to January 1, 2010.

The Company's counterparties held no cash margin as collateral against the Company's derivative contracts as of December 31, 2011 and one counterparty held $26.7 million of cash margin as collateral against a swap contract as of December 31, 2010.

14. Risk Management and Derivative Activities (Continued)

Credit Risk Concentrations

Concentrations of credit risk arise when a number of borrowers, tenants, operators or issuers related to the Company's investments are engaged in similar business activities or located in the same geographic location to be similarly affected by changes in economic conditions. The Company monitors its portfolio to identify potential concentrations of credit risks. The Company has no one borrower, tenant or operator that generates 10% or more of its total revenue. However, 29% of the Company's rental and escalation income for the year ended December 31, 2011 is generated from two operators in the Company's healthcare net lease portfolio. The Company believes the remainder of its net lease portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

15. Commitments and Contingencies

Obligations Under Lease Agreements

The Company is the lessee of four offices located in New York, New York, Dallas, Texas, Englewood, Colorado and Bethesda, Maryland. In addition, the Company is lessee for eight ground leases treated as operating leases (seven are paid directly by the tenants or operators).

The minimum future rental payments under these contractual lease obligations as of December 31, 2011, is as follows (amounts in thousands):

Years Ending December 31:	
2012	$ 6,557
2013	6,404
2014	6,360
2015	6,169
2016	6,053
Thereafter	27,488
Total minimum lease payments	$59,031

The Company recognized $2.6 million, $2.9 million and $2.6 million in rental expense for its offices for the years ended December 31, 2011, 2010 and 2009, respectively.

WaMu Matter

One of the Company's net lease investments was comprised of three office buildings totaling 257,000 square feet located in Chatsworth, California and was 100% leased to Washington Mutual Bank, FA ("WaMu"). The tenant vacated the buildings as of March 23, 2009 and the leases ("WaMu Leases') were disaffirmed by the Federal Deposit Insurance Corporation ("FDIC"). In the third quarter 2009, the lender, GECCMC 2005-CI Plummer Office Limited Partnership (or "GECCMC") foreclosed on the property. On August 10, 2009, GECCMC filed a complaint against NNN Holdings and NRFC Sub Investor IV, LLC (or "NRFC Sub Investor IV") which are wholly-owned subsidiaries of the Company, in the Superior Court of the State of California, County of Los Angeles. In the complaint, GECCMC alleged, among other things, that the loan provided by GECCMC to NRFC Sub Investor IV, was a recourse obligation of NNN Holdings due to the FDIC's disaffirmance of the WaMu

Amounts in Thousands, Except per Share Data

15. Commitments and Contingencies (Continued)

Leases. The judge presiding over the lawsuit has entered a judgment against NNN Holdings in the amount of approximately $46 million (the "Judgment") plus costs, attorneys' fees, prejudgment interests and accrued interest, currently estimated to be approximately $6 million. NNN Holdings is vigorously pursuing an appeal of the decision.

In accordance with accounting for contingencies, an estimated loss from a contingency shall be accrued by a charge to income if two conditions are met. First, information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the facts of the loss. Second, the amount of the loss can be reasonably estimated. The Company believes it is not probable that the lawsuit will result in an unfavorable outcome; however, in the third quarter 2011, the Company engaged in settlement discussions with GECCMC and, accordingly, in that quarter the Company recorded a loss accrual related to the Lawsuit in the amount of $20 million in other income (loss) in the consolidated statements of operations. If the Company were to settle the lawsuit for such amount, the Company would receive net proceeds of $6.1 million from the settlement through the return of its collateral under the Bond (as defined below). The Company continues to engage in settlement discussions, however, no assurances can be given that a settlement will be reached or the amount of such settlement.

In connection with filing for an appeal, pursuant to California law NNN Holdings was required to post a bond in an amount equal to one and a half times the amount of the Judgment (the "Bond"). Accordingly, the Company has entered into a standard General Agreement of Indemnity with an issuer of surety bonds (the "Surety Agreement"). On January 7, 2011, as part of the Surety Agreement and in connection with the issuance of the Bond, the Company posted cash collateral of $26.1 million, equal to 38% of the amount of the Bond. In January 2012, the Company renewed the Bond with identical terms as currently exist.

Other

Effective January 1, 2005, the Company adopted the NorthStar Realty Limited Partnership 401(k) Retirement Plan (the "401(k) Plan") for its employees. Eligible employees under the 401(k) Plan may begin participation on the first day of the month after they have completed 30 days of employment. The Company's matching contribution is calculated as 100% of the first 3% and 50% of the next 2%, of participant's eligible earnings contributed (utilizing earnings that are not in excess of the amount established by the Internal Revenue Service). The Company's aggregate matching contribution for the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $0.5 million and $0.3 million, respectively.

Amounts in Thousands, Except per Share Data

16. Quarterly Financial Information (Unaudited)

The following reflects the Company's selected quarterly information, which reflects prior period reclassifications related to discontinued operations, for the years ended December 31, 2011 and 2010:

	Three Months Ended			
2011	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total revenues	$ 124,919	$ 131,020	$ 140,049	$ 131,818
Income (loss) from continuing operations	(80,631)	(24,011)	(47,335)	(106,457)
Income (loss) from discontinued operations	(261)	(391)	(1,047)	409
Gain on sale from discontinued operations	(782)	3,533	9,416	5,031
Net income (loss)	(81,674)	(20,869)	(38,966)	(101,017)
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	(82,685)	(24,553)	(51,983)	(103,793)
Net income (loss) per common share attributable to NorthStar Realty Finance Corp. common stockholders (basic/diluted)	$ (0.86)	$ (0.26)	$ (0.60)	$ (1.33)
Weighted average number of shares of common stock:				
Basic	96,006,344	95,957,333	86,966,645	78,196,016
Diluted	100,244,453	100,229,735	91,233,904	82,534,563

	Three Months Ended			
2010	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total revenues	$ 146,876	$ 124,344	$ 93,514	$ 79,222
Income (loss) from continuing operations	(267,298)	(147,001)	43,397	(20,260)
Income (loss) from discontinued operations	115	55	(1,384)	289
Gain on sale from discontinued operations	—	—	2,528	—
Net income (loss)	(267,181)	(146,848)	44,573	(20,103)
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	(258,410)	(144,118)	31,985	(24,923)
Net income (loss) per common share attributable to NorthStar Realty Finance Corp. common stockholders (basic/diluted)	$ (3.33)	$ (1.87)	$ 0.42	$ (0.33)
Weighted average number of shares of common stock:				
Basic	77,564,571	77,139,868	76,407,339	75,068,654
Diluted	82,383,931	82,364,109	82,279,682	82,217,223

17. Segment Reporting

The Company conducts its business through the following segments:

- The CRE debt business is focused on originating, structuring, acquiring and managing senior and subordinate debt investments secured primarily by commercial and multifamily properties and includes first mortgage loans, subordinate mortgage interests, mezzanine loans, credit tenant loans and other loans, including preferred equity interests.
- The CRE securities business is focused on investing in and managing a wide range of CRE securities including, CMBS, unsecured REIT debt and CDO notes backed by CRE securities and CRE debt.
- The net lease properties business is focused on acquiring CRE located throughout the United States that are typically leased under long-term triple net leases to corporate tenants and healthcare operators. The core net lease business invests primarily in office, industrial and retail properties. We also own, manage and invest in a portfolio of healthcare properties focused on mid-acuity facilities (i.e., skilled and assisted), with the highest concentration in assisted living facilities.
- The asset management and other activities relate to real estate and real estate finance, including managing the CDO financing transactions on a fee basis, sponsoring and advising on a fee basis, non-listed REITs (i.e., NSREIT) and acting as a special servicer for the Company's owned (and potentially third-party owned) CMBS. The Company has also filed a registration statement on Form S-11 for Senior Care, a non-listed REIT that intends to invest in loans and real estate focused on the healthcare sector.

The Company primarily generates revenue from interest income on the CRE debt and security portfolios, rental income from the net lease properties and fee income from the asset management and other related activities. The Company's income is primarily derived through the difference between revenues and the cost at which the Company is able to finance its assets. The Company may also invest in assets that generate attractive returns without any leverage.

17. Segment Reporting (Continued)

The following summarizes segment reporting for the years ended December 31, 2011, 2010 and 2009 (amounts in thousands):

Year ended December 31, 2011:	Real Estate Debt	Real Estate Securities	Net Lease Properties	Asset Management/ Other	Unallocated(1)	Consolidated Total
Revenues and other income						
Interest income	$ 200,043	$ 197,943	$ 130	$ —	$ 367	$ 398,483
Rental and escalation income	18,664	—	93,878	—	155	112,697
Commission income	—	—	—	12,024	—	12,024
Other revenue	1,007	105	103	—	3,387	4,602
Total revenues	219,714	198,048	94,111	12,024	3,909	527,806
Expenses						
Interest expense	35,272	23,432	56,301	—	27,215	142,220
Real estate properties—operating expenses	8,276	—	14,154	—	101	22,531
Asset management expense	3,971	738	615	—	214	5,538
Commission expense	—	—	—	9,239		9,239
Provision for loan losses	52,980	—	—	—	—	52,980
Provision for loan losses on equity investment	4,482	—	—	—	—	4,482
General and administrative and other	2,253	3,742	5,233	10,095	74,060	95,383
Depreciation and amortization	13,517	—	29,517	62	1,162	44,258
Total expenses	120,751	27,912	105,820	19,396	102,752	376,631
Income (loss) from operations	98,963	170,136	(11,709)	(7,372)	(98,843)	151,175
Equity in earnings (losses) of unconsolidated venture	(3,662)	—	671	—	253	(2,738)
Other income (loss)	18,703	5,000	(19,541)	—	—	4,162
Unrealized gain (loss) on investments and other	(112,811)	(403,847)	—	—	26,754	(489,904)
Realized gain (loss) on investments and other	71,867	11,684	(2,238)	—	(2,531)	78,782
Gain from acquisitions	89	—	—	—	—	89
Income (loss) from continuing operations	73,149	(217,027)	(32,817)	(7,372)	(74,367)	(258,434)
Income from discontinued operations	(826)	—	(464)	—	—	(1,290)
Gain on sale of discontinued operations	2,801	—	14,397	—	—	17,198
Net income (loss)	$ 75,124	$ (217,027)	$ (18,884)	$ (7,372)	$ (74,367)	$ (242,526)
Investments and advances to unconsolidated ventures	$ 79,885	$ —	$ 5,691	$ —	$ 7,981	$ 93,557
Total Assets as of December 31, 2011	$2,449,323	$1,520,650	$862,411	$ 2,479	$171,574	$5,006,437

(1) Unallocated includes corporate level investments, corporate level interest income, interest expense and unallocated general and administrative expenses.

Amounts in Thousands, Except per Share Data

17. Segment Reporting (Continued)

Year ended December 31, 2010:	Real Estate Debt	Real Estate Securities	Net Lease Properties	Asset Management/ Other	Unallocated(1)	Consolidated Total
Revenues and other income						
Interest income	$ 149,043	$ 169,422	$ 267	$ —	$ 60	$ 318,792
Rental and escalation income	—	—	115,312	—	155	115,467
Commission income	—	—	—	2,476	—	2,476
Other revenue	1,587	4,143	200	—	1,291	7,221
Total revenues	150,630	173,565	115,779	2,476	1,506	443,956
Expenses						
Interest expense	24,940	25,839	56,879	—	18,552	126,210
Real estate properties—operating expenses	—	—	37,511	—	54	37,565
Asset management expense	2,705	732	684	—	384	4,505
Commission expense	—	—	—	1,867	—	1,867
Impairment on operating real estate	—	—	5,249	—	—	5,249
Provision for loan losses	168,213	233	—	—	—	168,446
General and administrative and other	2,749	3,556	7,696	5,975	64,898	84,874
Depreciation and amortization	532	—	29,722	26	1,186	31,466
Total expenses	199,139	30,360	137,741	7,868	85,074	460,182
Income (loss) from operations	(48,509)	143,205	(21,962)	(5,392)	(83,568)	(16,226)
Equity in earnings (losses) of unconsolidated venture	(5,093)	8,488	2,534	—	(3,379)	2,550
Unrealized gain (loss) on investments and other	(268,551)	(230,709)	—	—	(39,312)	(538,572)
Realized gain (loss) on investments and other	72,317	73,583	(494)	—	316	145,722
Gain from acquisitions	15,363					15,363
Income (loss) from continuing operations	(234,473)	(5,433)	(19,922)	(5,392)	(125,943)	(391,163)
Income from discontinued operations	(2,063)	—	1,138	—	—	(925)
Gain on sale of discontinued operations	—	—	2,528	—	—	2,528
Net income (loss)	$ (236,536)	$ (5,433)	$ (16,256)	$(5,392)	$(125,943)	$ (389,560)
Investments and advances to unconsolidated ventures	$ 86,868	$ —	$ 6,157		$ 6,966	$ 99,992
Total Assets as of December 31, 2010	$2,216,425	$1,740,712	$1,061,983	$ 1,591	$ 131,280	$5,151,991

(1) Unallocated includes corporate level investments, corporate level interest income, interest expense and unallocated general and administrative expenses.

Amounts in Thousands, Except per Share Data

17. Segment Reporting (Continued)

Year ended December 31, 2009:	Real Estate Debt	Real Estate Securities	Net Lease Properties	Asset Management/ Other	Unallocated(1)	Consolidated Total
Revenues and other income						
Interest income	$ 104,977	$ 36,822	$ 299	$ —	$ 115	$ 142,213
Rental and escalation income	—	—	88,856	—	141	88,997
Other revenue	2,523	21,951	3	—	961	25,438
Total revenues	107,500	58,773	89,158	—	1,217	256,648
Expenses						
Interest expense	32,460	4,089	57,950	—	21,634	116,133
Real estate properties—operating expenses	1	—	14,547	—	12	14,560
Asset management expense	1,446	207	2,523	—	38	4,214
Provision for loan losses	83,745	—	—	—	—	83,745
General and administrative and other	1,328	1,761	5,947	1,268	59,123	69,427
Depreciation and amortization	14	—	38,469	1	590	39,074
Total expenses	118,994	6,057	119,436	1,269	81,397	327,153
Income (loss) from operations	(11,494)	52,716	(30,278)	(1,269)	(80,180)	(70,505)
Equity in earnings (losses) of unconsolidated venture	(3,411)	—	7,902	—	(6,015)	(1,524)
Unrealized gain (loss) on investments and other	(95,624)	(21,924)	—	—	(92,428)	(209,976)
Realized gain (loss) on investments and other	(3,502)	72,443	8,204	—	51,316	128,461
Income (loss) from continuing operations	(114,031)	103,235	(14,172)	(1,269)	(127,307)	(153,544)
Income from discontinued operations	—	—	3,169	—	—	3,169
Gain on sale of discontinued operations	—	—	13,799	—	—	13,799
Net income (loss)	$ (114,031)	$103,235	$ 2,796	$(1,269)	$(127,307)	$ (136,576)
Investments and advances to unconsolidated ventures	$ 10,043	$ 8,943	$ 7,903		$ 11,410	$ 38,299
Total Assets as of December 31, 2009	$2,139,259	$334,901	$1,085,806	$ 956	$ 108,642	$3,669,564

(1) Unallocated includes corporate level investments, corporate level interest income, interest expense and unallocated general and administrative expenses.

18. Supplemental Disclosure of Non-Cash Investing and Financing Activities

A summary of non-cash investing and financing activities for the years ended December 31, 2011, 2010 and 2009 is as follows (amounts in thousands):

	December 31,		
	2011	2010	2009
Real estate acquisition(1)	$(318,386)	$ (76,389)	$ —
Assumption of mortgage(1)	248,252	—	—
Reduction of real estate debt investments(1)	117,606	—	—
Increase of restricted cash(1)	(12,275)	—	—
Foreclosure of timeshare interest(1)	(6,076)	—	—
Reduction of operating real estate via foreclosure	(50,029)		
Timeshare seller financing	(2,307)	—	—
Elimination of mortgage notes payable upon acquisition of real estate debt investment	(36,252)	—	—
Reduction of mortgage notes payable due to foreclosure	47,372	—	—
Reclass from equity to liabilities for prior year accrued equity compensation	2,136	—	—
Equity component of 7.5% exchangeable senior note	(14,318)	—	—
Non-controlling interest contribution real estate debt investment at fair value	(144)	(6,650)	—
Repayments on real estate debt investment due from servicer	(4,080)	—	—
Redemption of operating partnership units for common stock	(8,481)	—	—
Escrow deposit payable related to real estate debt investment	7,747	21,250	6,892
Increase of restricted cash in connection with swap collateral	22,389	—	—
Assets of acquired CDO	(212,205)	(480,312)	—
Liabilities of acquired CDO	201,409	464,656	—
Consolidate assets of N-Star CDO financing transactions	—	(1,143,649)	—
Consolidate liabilities of N-Star CDO financing transactions	—	798,706	—
Consolidate non-controlling interest	—	3,511	—
General partner distribution of operating real estate to non-controlling interest	—	9,525	—
Distribution of mortgage notes payable to non-controlling interest	—	(4,734)	—
Deconsolidation of non-controlling interest	—	(1,815)	—
40% participation interest in principal proceeds of debt investment granted to lender in connection with repayment extinguishment of respective secured term loan	—	35,287	—
Elimination of available for sale securities	11,205	1,342	—
Elimination of bonds payable	—	32,286	—
Write-off of operating real estate and related deferred costs, capitalized costs and intangibles(1)	—	—	54,741
Reduction of mortgage notes payable due to foreclosure	—	—	(52,067)
Equity component of issued warrants	—	—	117
Stock dividend	—	—	10,646

(1) Non-cash activity occurred in connection with foreclosure.

Amounts in Thousands, Except per Share Data

19. Subsequent Events

Dividends

On February 15, 2012, the Company declared a dividend of $0.135 per share of common stock. The common stock dividend will be paid on March 2, 2012 to stockholders of record as of the close of business on February 27, 2012. On January 30, 2012, the Company declared a dividend of $0.54688 per share of Series A preferred stock and $0.51563 per share of Series B preferred stock. The Series A and Series B preferred stock dividends were paid on February 15, 2012, to stockholders of record as of the close of business on February 9, 2012.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Amounts in Thousands)

	Beginning Balance	Charged to Costs and Expenses	Other Charges	Deductions	Ending Balance
For the Year Ended December 31, 2009					
Reserve for loan loss	$ 11,200	$ 83,745	$—	$(17,545)	$ 77,400
Allowance for doubtful accounts	445	2,141	—	(1,237)	1,349
	$ 11,645	$ 85,886	$—	$(18,782)	$ 78,749
For the Year Ended December 31, 2010					
Reserve for loan loss	$ 77,400	$168,446	—	$(48,646)	$197,200
Allowance for doubtful accounts	1,349	1,293	—	—	2,642
	$ 78,749	$169,739	$—	$(48,646)	$199,842
For the Year Ended December 31, 2011					
Reserve for loan loss	$197,200	$ 52,980	$—	$(62,396)	$187,784
Allowance for doubtful accounts	2,642	357		(1,820)	1,179
	$199,842	$ 53,337	$—	$(64,216)	$188,963

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2011

(Amounts in Thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition		Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Core Net Lease												
Auburn Hills, MI	$ 11,021	$ 2,980	$ 8,607	$ —	$ —	$ 2,980	$ 8,607	$ 11,587	$ 2,475	$ 9,112	Sep-05	40 years
Aurora, CO	32,159	2,650	35,786	23	—	2,673	35,786	38,459	5,276	33,183	Jul-06	40 years
Camp Hill, PA	23,910	5,900	19,510	—	—	5,900	19,510	25,410	5,090	20,320	Sep-05	40 years
Columbus, OH	22,937	4,375	29,184	—	—	4,375	29,184	33,559	3,629	29,930	Nov-07	40 years
Fort Mill, SC	29,861	3,300	31,554	—	—	3,300	31,554	34,854	4,302	30,552	Mar-07	40 years
Milpitas, CA	21,141	16,800	8,847	—	—	16,800	8,847	25,647	1,738	23,909	Feb-07	40 years
Indianapolis, IN	27,416	1,670	32,306	—	—	1,670	32,306	33,976	5,424	28,552	Mar-06	40 years
Rancho Cordova, CA	10,485	3,060	9,360	—	—	3,060	9,360	12,420	2,114	10,306	Sep-05	40 years
Rockaway, NJ	16,635	6,118	15,664	—	295	6,118	15,959	22,077	2,808	19,269	Mar-06	40 years
Salt Lake City, UT	14,625	672	19,739	—	323	672	20,062	20,734	4,616	16,118	Aug-05	40 years
Subtotal Office	210,190	47,525	210,557	23	618	47,548	211,175	258,723	37,472	221,251		
Bloomingdale, IL	5,516	—	5,810	—	—	—	5,810	5,810	932	4,878	Sep-06	40 years
Manchester, NH	8,056	2,145	9,216	—	—	2,145	9,216	11,361	1,504	9,857	Sep-06	40 years
Fort Wayne, IN	3,221	—	3,642	—	—	—	3,642	3,642	628	3,014	Sep-06	40 years
Keene, NH	6,478	3,033	5,919	—	—	3,033	5,919	8,952	938	8,014	Sep-06	40 years
Melville, NY	4,278	—	3,187	—	—	—	3,187	3,187	574	2,613	Sep-06	40 years
Millbury, MA	4,548	—	5,994	—	—	—	5,994	5,994	858	5,136	Sep-06	40 years
New York, NY	—	—	3,245	—	—	—	3,245	3,245	3,007	238	Mar-99	Various
North Attleboro, MA	4,530	—	5,445	—	—	—	5,445	5,445	871	4,574	Sep-06	40 years
South Portland, ME	4,266	—	6,687	—	—	—	6,687	6,687	1,540	5,147	Sep-06	24.4 years
Wichita, KS	5,895	1,325	5,584	—	—	1,325	5,584	6,909	860	6,049	Sep-06	40 years
Subtotal Retail	46,788	6,503	54,729	—	—	6,503	54,729	61,232	11,712	49,520		
Reading, PA	18,367	3,225	21,792	—	586	3,225	22,378	25,603	2,521	23,082	Jun-07	40 years
Subtotal Other	18,367	3,225	21,792	—	586	3,225	22,378	25,603	2,521	23,082		
Total Core Net Lease	275,345	57,253	287,078	23	1,204	57,276	288,282	345,558	51,705	293,853		

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

As of December 31, 2011

(Amounts in Thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition		Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Healthcare Net Lease												
Black Mountain, NC	$ 5,241	$ 468	$ 5,786	$ —	$ —	$ 468	$ 5,786	$ 6,254	$ 790	$ 5,464	Jul-06	40 years
Blountstown, FL	3,831	378	5,069	—	—	378	5,069	5,447	692	4,755	Jul-06	40 years
Bremerton, WA	7,199	964	8,171	—	360	964	8,531	9,495	1,090	8,405	Dec-06	40 years
Carrollton, GA	2,924	816	4,220	—	557	816	4,777	5,593	572	5,021	Jan-07	40 years
Castleton, IN	—	677	8,077	—	—	677	8,077	8,754	916	7,838	Jun-07	40 years
Charleston, IL	5,793	485	6,211	—	257	485	6,468	6,953	773	6,180	Jan-07	40 years
Chesterfield, IN	—	815	4,204	—	—	815	4,204	5,019	477	4,542	Jun-07	40 years
Cincinnati, OH	11,293	2,052	15,776	—	770	2,052	16,546	18,598	2,204	16,394	Jan-07	40 years
Clemmons, NC	2,134	337	4,541	—	33	337	4,574	4,911	475	4,436	Apr-07	40 years
Clinton, OK	1,322	225	3,513	—	482	225	3,995	4,220	593	3,627	Jan-07	40 years
Columbia City, IN	—	1,034	6,390	—	—	1,034	6,390	7,424	725	6,699	Jun-07	40 years
Daly City, CA	11,126	—	—	—	12,321	—	12,321	12,321	3,762	8,559	Aug-07	40 years
Daly City, CA	4,746	3,297	1,872	—	—	3,297	1,872	5,169	193	4,976	Aug-07	40 years
Dunkirk, IN	—	310	2,299	—	—	310	2,299	2,609	261	2,348	Jun-07	40 years
East Arlington, TX	3,305	3,619	901	—	—	3,619	901	4,520	101	4,419	May-07	40 years
Effingham, IL	542	211	1,145	—	12	211	1,157	1,368	145	1,223	Jan-07	40 years
Effingham, IL	4,558	340	4,994	—	49	340	5,043	5,383	629	4,754	Jan-07	40 years
Elk City, OK	4,302	143	6,721	—	403	143	7,124	7,267	979	6,288	Jan-07	40 years
Fairfield, IL	6,344	153	7,898	—	29	153	7,927	8,080	986	7,094	Jan-07	40 years
Fort Wayne, IN	—	1,478	4,409	—	—	1,478	4,409	5,887	501	5,386	Jun-07	40 years
Fullerton, CA	772	1,357	872	—	157	1,357	1,029	2,386	116	2,270	Jan-07	40 years
Fullerton, CA	7,506	4,065	8,564	—	259	4,065	8,823	12,888	1,119	11,769	Jan-07	40 years

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

As of December 31, 2011

(Amounts in Thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition		Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Garden Grove, CA	$ 11,067	$ 6,975	$ 5,927	$ —	$ 274	$ 6,975	$ 6,201	$ 13,176	$ 797	$ 12,379	Jan-07	40 years
Grove City, OH	4,393	613	6,882	—	208	613	7,090	7,703	839	6,864	Jun-07	40 years
Harrisburg, IL	3,645	191	5,059	—	10	191	5,069	5,260	628	4,632	Jun-07	40 years
Hartford City, IN	—	199	1,782	—	—	199	1,782	1,981	202	1,779	Jun-07	40 years
Hillsboro, OR	32,104	3,954	39,233	—	—	3,954	39,233	43,187	4,945	38,242	Dec-06	40 years
Hobart, IN	—	1,835	5,019	—	—	1,835	5,019	6,854	570	6,284	Jun-07	40 years
Huntington, IN	—	120	—	—	—	120	—	120	—	120	Jun-07	40 years
Huntington, IN	—	526	5,037	—	—	526	5,037	5,563	572	4,991	Jun-07	40 years
Indianapolis, IN	—	210	2,511	—	—	210	2,511	2,721	285	2,436	Jun-07	40 years
Kingfisher, OK	3,928	128	5,497	—	295	128	5,792	5,920	782	5,138	Jan-07	40 years
La Vista, NE	4,228	562	4,966	—	415	562	5,381	5,943	644	5,299	Jan-07	40 years
LaGrange, IN	—	446	5,494	—	—	446	5,494	5,940	624	5,316	Jun-07	40 years
LaGrange, IN	—	47	584	—	—	47	584	631	66	565	Jun-07	40 years
Lancaster, OH	6,694	294	6,094	—	329	294	6,423	6,717	790	5,927	Jun-07	40 years
Mansfield, OH	—	42	747	—	—	42	747	789	74	715	Jan-08	40 years
Mansfield, OH	—	58	1,027	—	—	58	1,027	1,085	103	982	Jan-08	40 years
Mansfield, OH	—	73	249	—	—	73	249	322	25	297	Jan-08	40 years
Marysville, OH	5,021	2,218	5,015	—	368	2,218	5,383	7,601	658	6,943	Jun-07	40 years
Mattoon, IL	5,610	210	6,871	—	18	210	6,889	7,099	855	6,244	Jan-07	40 years
Mattoon, IL	6,859	227	7,534	—	25	227	7,559	7,786	939	6,847	Jan-07	40 years
Memphis, TN	14,463	4,770	14,305	—	585	4,770	14,890	19,660	1,921	17,739	Jan-07	40 years
Middletown, IN	—	52	—	—	—	52	—	52	—	52	Jun-07	40 years

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

As of December 31, 2011

(Amounts in Thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition		Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Middletown, IN	$ —	$ 132	$ 4,750	$ —	$ —	$ 132	$ 4,750	$ 4,882	$ 539	$ 4,343	Jun-07	40 years
Mooresville, IN	—	631	4,187	—	—	631	4,187	4,818	475	4,343	Jun-07	40 years
Morris, IL	2,139	568	9,103	—	790	568	9,893	10,461	1,361	9,100	May-06	40 years
Mt. Sterling, KY	11,087	599	12,561	—	25	599	12,586	13,185	1,432	11,753	Feb-07	40 years
Oklahoma City, OK	4,376	757	5,184	3	352	760	5,536	6,296	766	5,530	Jan-07	40 years
Olney, IL	2,426	57	2,897	—	32	57	2,929	2,986	364	2,622	Jan-07	40 years
Olney, IL	4,189	109	5,419	—	74	109	5,493	5,602	687	4,915	Jan-07	40 years
Paris, IL	6,755	187	6,797	—	27	187	6,824	7,011	847	6,164	Jan-07	40 years
Peru, IN	—	502	7,135	—	—	502	7,135	7,637	810	6,827	Jun-07	40 years
Peshtigo, WI	—	244	1,359	—	—	244	1,359	1,603	134	1,469	Jan-08	40 years
Plymouth, IN	—	128	5,538	—	—	128	5,538	5,666	629	5,037	Jun-07	40 years
Portage, IN	—	1,438	7,988	—	—	1,438	7,988	9,426	907	8,519	Jun-07	40 years
Rantoul, IL	5,570	151	5,377	—	59	151	5,436	5,587	669	4,918	Jan-07	40 years
Robinson, IL	3,954	219	4,746	—	92	219	4,838	5,057	614	4,443	Jan-07	40 years
Rockford, IL	4,895	1,101	4,814	—	43	1,101	4,857	5,958	606	5,352	Jan-07	40 years
Rockport, IN	—	366	—	—	—	366	—	366	—	366	Jun-07	NA
Rockport, IN	—	253	2,092	—	—	253	2,092	2,345	237	2,108	Jun-07	40 years
Rushville, IN	—	310	5,858	—	—	310	5,858	6,168	665	5,503	Jun-07	40 years
Rushville, IN	—	62	1,177	—	—	62	1,177	1,239	133	1,106	Jun-07	40 years
Santa Ana, CA	7,802	2,281	7,046	—	237	2,281	7,283	9,564	931	8,633	Jan-07	40 years
Stephenville, TX	6,094	507	6,459	13	391	520	6,850	7,370	829	6,541	Jan-07	40 years

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

As of December 31, 2011

(Amounts in Thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition		Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Sterling, IL	$ 2,322	$ 129	$ 6,229	$ —	$ 550	$ 129	$ 6,779	$ 6,908	$ 1,014	$ 5,894	May-06	40 years
Sullivan, IN	—	1,794	4,469	—	—	1,794	4,469	6,263	507	5,756	Jun-07	40 years
Sullivan, IN	—	102	441	—	—	102	441	543	50	493	Jun-07	40 years
Sullivan, IN	—	494	—	—	—	494	—	494	—	494	Jun-07	NA
Sycamore, IL	8,410	816	9,897	—	72	816	9,969	10,785	1,243	9,542	Jan-07	40 years
Syracuse, IN	—	125	4,564	—	—	125	4,564	4,689	518	4,171	Jun-07	40 years
Tipton, IN	—	1,102	10,836	—	(27)	1,102	10,809	11,911	1,049	10,862	Jun-07	40 years
Tuscola, IL	4,135	237	4,616	—	123	237	4,739	4,976	631	4,345	Jan-07	40 years
Vandalia, IL	7,262	82	7,969	—	8	82	7,977	8,059	989	7,070	Jan-07	40 years
Wabash, IN	—	1,060	870	—	—	1,060	870	1,930	99	1,831	Jun-07	40 years
Wabash, IN	—	1,451	4,154	—	—	1,451	4,154	5,605	471	5,134	Jun-07	40 years
Wakarusa, IN	—	289	13,420	—	—	289	13,420	13,709	1,523	12,186	Jun-07	40 years
Wakarusa, IN	—	153	7,111	—	—	153	7,111	7,264	807	6,457	Jun-07	40 years
Warsaw, IN	—	77	—	—	—	77	—	77	—	77	Jun-07	NA
Warsaw, IN	—	319	3,722	—	—	319	3,722	4,041	422	3,619	Jun-07	40 years
Washington Court House, OH	4,812	341	5,169	13	233	354	5,402	5,756	651	5,105	Jun-07	40 years
Weatherford, OK	4,443	229	5,600	—	376	229	5,976	6,205	823	5,382	Jan-07	40 years
Wichita, KS	7,766	2,282	10,478	—	20	2,282	10,498	12,780	1,056	11,724	Dec-07	40 years
Windsor, NC	—	397	—	—	—	397	—	397	—	397	Feb-07	NA
Total Healthcare	279,387	69,055	451,498	29	21,693	69,084	473,191	542,275	59,906	482,369		
REO												
Austin, TX	16,525	4,507	18,028	—	—	4,507	18,028	22,535	—	22,535	Dec-11	40 years
Buckhead, GA	—	24,332	—	—	—	24,332	—	24,332	—	24,332	Dec-11	N/A
San Antonio, TX	—	1,368	9,152	—	—	1,368	9,152	10,520	—	10,520	Dec-11	40 years
Indianapolis, IN	—	8,990	42,910	162	549	9,152	43,459	52,611	2,133	50,478	Mar-11	40 years
San Antonio, TX	—	1,011	6,769	—	—	1,011	6,769	7,780	—	7,780	Dec-11	40 years
Philadelphia, PA	—	1,031	4,122	—	—	1,031	4,122	5,153	—	5,153	Dec-11	40 years
Phoenix, AZ	212,000	47,253	148,913	59	530	47,312	149,443	196,755	4,326	192,429	Apr-11	40 years
Total REO	228,525	88,492	229,894	221	1,079	88,713	230,973	319,686	6,459	313,227		
Grand Total	$783,257	$214,800	$968,470	$273	$23,976	$215,073	$992,446	$1,207,519	$118,070	$1,089,449		

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

As of December 31, 2011

(Amounts in Thousands)

Changes in our operating real estate portfolio for the years ended December 31, 2011, 2010 and 2009 are as follows (amounts in thousands):

	2011	2010	2009
Beginning balance	$1,046,492	$1,062,915	$1,194,469
Property acquisitions	320,687	13,602	—
Transfers to held for sale	(2,302)	(13,480)	—
Improvements	4,028	1,498	3,597
Impairment	—	(5,249)	—
Retirements and disposals(1)	(161,386)	(12,794)	(135,151)
Ending balance	$1,207,519	$1,046,492	$1,062,915

(1) Includes $59.8 million and $55.3 million of write-offs related to foreclosures in 2011 and 2009, respectively. There were no such write-offs in 2010.

Changes in accumulated depreciation, exclusive of amounts relating to equipment and furniture and fixtures, for the years ended December 31, 2011, 2010 and 2009 are as follows (amounts in thousands):

	2011	2010	2009
Beginning balance	$108,430	$ 84,013	$ 67,469
Depreciation expense	29,734	26,108	28,285
Assets held for sale	—	—	—
Retirements and disposals(1)	(20,094)	(1,691)	(11,741)
Ending balance	$118,070	$108,430	$ 84,013

(1) Includes $9.8 million and $8.9 million in write-offs related to foreclosures in 2011 and 2009, respectively. There were no such write-offs in 2010.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
December 31, 2011
(Amounts in Thousands)

Asset Type:	Description	Location	Number	Interest Rate Floating	Interest Rate Fixed	Maturity Date(1)	Periodic Payment Terms(2)	Prior Liens(3)	Principal Amount(4)	Carrying Value	Principal Amount of Loans Subject to Delinquent Principal or Interest
First mortgage loans											
First mortgage A(6)	Multifamily	Atlanta, GA	1	L+1.60%	N/A	1/1/2016	P&I	$ —	$ 51,954	$ —	$ —
First mortgage B(6)	Condo	New York, NY	1	L+3.50%	N/A	1/8/2017	P&I	—	53,445	—	—
Other first mortgage loans(5)	Various	Various(7)	73	L+0.50% to 9.25%	2.00% to 8.08%	1/3/12-5/1/23	P&I	—	1,446,667	1,094,957	13,382
Subtotal first mortgage loans			75					—	1,552,066	1,094,957	13,382
Subordinate mortgage interests(5)	Various	Various(7)	9	L+1.00% to 6.50%	2.00% to 7.85%	1/3/12 to 2/1/18	P&I	727,086	159,289	96,565	38,462
Mezzanine loans											
Mezz loan A(6)	Office	Chicago, IL	1	N/A	10.85%	6/15/2016	P&I	410,000	63,572	57,259	—
Mezz loan B(6)	Retail	Various, Germany	1	L+0.50%	N/A	7/20/2014	P&I	2,225,152	56,148	56,148	—
Other mezzanine loans(5)	Various	Various(7)	15	L+2.00% to 4.50%	7.16% to 15.00%	2/9/12 to 3/1/26	P&I	3,336,838	306,989	220,910	—
Subtotal Mezzanine loans			17					5,971,990	426,709	334,317	—
Credit tenant loans(5)	Various	Various(7)	55	N/A	5.26% to 8.26%	1/10/12 to 5/15/30	P&I		147,426	140,342	
Term loans(5)	Various	Various(7)	6	L+3.50%	6.65% to 8.91%	5/1/15 to 12/5/19	P&I	730,886	69,442	44,401	—
Total			162					$7,429,962	$2,354,932	$1,710,582	$51,844

(1) Represents initial maturity and reflects modifications executed subsequent to December 31, 2011.

(2) Principal and interest, or P&I; principal amount due in full at maturity.

(3) Represents only third-party liens.

(4) The principal amount of CRE debt that is delinquent with respect to principal or interest is $51.8 million related to four loans, which includes one loan with a principal amount of $0.9 million that is defaulted with respect to interest payments only.

(5) Individual loans each have a carrying value less than 3% of total carrying value of the real estate debt portfolio.

(6) Individual loans each have a carrying value greater than 3% of total carrying value of the real estate debt portfolio.

(7) Description of property types include condo, healthcare, hotel, industrial, land, mixed-use, multifamily, office, retail timeshare and other.

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE (Continued)
December 31, 2011
(Amounts in Thousands)

Reconciliation of Carrying Value of Real Estate Debt:

	2011	2010	2009
Beginning balance	$1,840,425	$1,931,738	$2,041,279
Additions:			
Principal amount of new loans and additional funding on existing loans	299,405	865,759	223,383
Consolidation of CDOs(1)	138,168	493,875	—
Interest accretion	7,682	718	1,078
Acquisition cost (fees) on new loans	(5,068)	(2,639)	(939)
Premium (discount) on new loans	(50,857)	(739,912)	—
Amortization of acquisition costs, fees, premiums and discounts	88,545	41,495	6,637
Deductions:			
Collection of principal	428,055	502,618	253,286
Joint venture acquisition	—	—	2,669
Loan loss	52,980	168,446	83,745
Foreclosure	126,683	79,545	—
Ending balance(2)	$1,710,582	$1,840,425	$1,931,738

(1) Represents the consolidation of the CapLease CDO in 2011 and CSE CDO and N-Star CDO IX in 2010.

(2) There are no loans held for sale as of December 31, 2011. As of December 31, 2010 and 2009, there were $18.7 million and $0.6 million of loans held for sale, respectively.

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Corporate Directory

Board of Directors

David T. Hamamoto
Chairman & Chief Executive Officer

Preston Butcher
Chairman & Chief Executive Officer
of Legacy Partners

Stephen E. Cummings
Managing Director & Chairman
of Americas Investment Banking
of UBS Investment Bank

Judith A. Hannaway
Lead Independent Director
Chairperson, Compensation Committee

Oscar Junquera
Managing Partner of PanMar Capital llc

Wesley D. Minami
Principal of Billy Casper Golf LLC
Chairperson, Audit Committee
Chairperson, Nominating & Corporate
Governance Committee

Louis J. Paglia
Former Executive Vice President
& Chief Financial Officer of
UIL Holdings Corporation

Sridhar Sambamurthy
Managing Principal & Co-Founder
of West Point Partners LLC

Officers

David T. Hamamoto
Chairman & Chief Executive Officer

Daniel R. Gilbert
Co-President & Chief Investment Officer

Albert Tylis
Co-President, Chief Operating Officer
& Secretary

Debra A. Hess
Chief Financial Officer

Ronald J. Lieberman
Executive Vice President, General Counsel
& Assistant Secretary

Corporate Headquarters

399 Park Avenue, 18th Floor
New York, NY 10022
212.547.2600
www.nrfc.com

Stock Listing

Symbol: NRF
The New York Stock Exchange

Transfer Agent & Registrar

American Stock Transfer & Trust Company
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449
www.amstock.com

Independent Accountants

Grant Thornton LLP
New York, NY

Legal Counsel

Sullivan & Cromwell LLP
New York, NY

NorthStar
REALTY FINANCE

NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

212.547.2600 Tel
212.547.2700 Fax
www.nrfc.com | NYSE: NRF